

2025 Annual Report



REGULATED REVENUE
$ Millions

$55.8M

57%

$35.5M

2019 — 2025

RECYCLED WATER
Billions of Gallons
Cumulative

19.3B

71%

11.3B

2019 — 2025

ESTIMATED RATE BASEABLE ASSETS[1]
$ Millions

$189.5M

62%

$117.0M

2019 — 2025

1) For 2019, the rate baseable asset amount is rate derived from the amount approved in Decision 78644. For 2025, the rate baseable assets includes investments currently under consideration in our Global Water - Santa Cruz Water Company, Inc. and Global Water - Palo Verde Utilities Company, Inc. Rate cases, which can earn a return once approved for inclusion in future rates.



ACQUIRED SYSTEMS
Cumulative

9,889
Connections
Added

~69.9
Square Miles of
Service Area

23

16   16

12

10

9

4   4

1

2017 2018 2019 2020 2021 2022 2023 2024 2025



ACTIVE CONNECTIONS GROWTH
2019-2025

68,577
Active Service Connections
@ December 31, 2025

68,577

6.9%
CAGR
2019 - 2025

45,823

2019 2020 2021 2022 2023 2024 2025



March 27, 2026

Dear Fellow Shareholders,

2025 was another year of solid progress for Global Water Resources, as we continued to apply Total Water Management to meet the needs of a growing population in the Arizona Sun Corridor, allowing our communities to thrive. In fact, during the year we provided service to more than 121,000 people within our 418 square miles of ACC-certificated service areas.

Further, Global Water Resources now operates 39 individual utility systems in Arizona—more than any other investor-owned utility—which is an accomplishment we are proud to have achieved.

Above all, we continued to uphold our outstanding record for safety and compliance. This is fundamental to our work as a company and, most importantly, to the communities we are honored to serve.

We crossed several key milestones in 2025:

- Total revenue increased 5.8% to $55.8 million, primarily driven by the acquisition of seven water systems, organic connection growth, increased consumption and higher rates.

- Active customer connections increased by 6.3%, reaching a record 68,577.

- Supported a 5.9% increase in water consumption, exceeding a record 4.27 billion gallons for the year.

- Invested $67.3 million in infrastructure projects to sustain safe and reliable service to our existing utilities and support continued growth in demand. These investments included the recommissioning of a water reclamation facility south of the City of Maricopa that has now been placed in-service after originally being constructed prior to 2008.

- Completed the acquisition of seven water systems from Tucson Water, the City of Tucson's water utility. The assets were acquired at a value equivalent to approximately 1.05 times the current rate base of approximately $7.7 million and are expected to generate approximately $1.5 million in revenue annually.

We also continued to take meaningful strides in our sustainability initiatives. Our comprehensive purple pipe initiative has enabled greater use of recycled water in public spaces, thereby conserving precious drinking water. In fact, over the last six years, from year-end 2019 to year-end 2025, recycled water beneficially reused increased by 71%.

Over the same period, since our last test year for our largest utilities in Pinal County, our active connections have grown by nearly 50%, regulated revenue grew by 57%, and rate-baseable assets increased 62% to $189.5 million.

Driving Continued Growth and Expansion

These achievements demonstrate Global Water Resources' growth over the past six years despite numerous macro challenges. We expect continued growth as we execute on our strategic plans in the years to come.

In support of this outlook, in March of 2025, we filed with the Arizona Corporation Commission (ACC) a new general rate case application for our two largest utilities: Global Water – Santa Cruz Water Company and Global Water – Palo Verde Utilities Company. This rate case is based on a 2024 test year.

These utilities provide water, wastewater and recycled water services to residents and businesses in Pinal County. They collectively represent about 87.3% of our total active service connections.

The filing represents a key step in our efforts to earn an appropriate return on our invested capital and recovery of inflationary expenses.

Favorable Macro Tailwinds

We remain encouraged by the long-term fundamentals in Arizona, particularly within and around our service areas:

- Population growth continues to support increased demand for water and wastewater services, and the City of Maricopa remains a key driver. Based on U.S.

Census Bureau 2024 data released on July 1, 2025, Maricopa ranked among the top 10 fastest-growing large municipalities in the U.S., coming in at number six, with 7.4% population growth in 2024.

- According to a November 2025 report from the Office of Economic Opportunity, Arizona is projected to generate approximately 454,000 new jobs by 2034. This represents an annualized growth rate of 1.2%, which is four times higher than the national average.

- $122.3 billion of capital investment commitments in Arizona for fiscal years ended June 30, 2023 to June 30, 2025, up 139% vs. preceding three years, based on data reported by Arizona Commerce Authority's annual report.

While single family housing permit activity has slowed, we continue to see organic growth in active connections, including material multi-family projects, and we believe the decline in permits is temporary as market conditions evolve.

In addition, we see important policy and infrastructure developments that can help sustain future growth. In 2025, Arizona enacted meaningful water legislation known as "Ag-to-Urban," which we believe can improve aquifer sustainability—particularly in areas with significant historical farming activity near Metro Phoenix. The initiative aims to conserve millions of acre-feet of groundwater while providing a new water supply to help address Arizona's housing supply shortages. We believe Global Water Resources will benefit from "Ag-to-Urban."

Also in 2025, full funding was approved for the Highway 347 expansion connecting Interstate 10 and Metro Phoenix to the City of Maricopa and the broader western portion of Pinal County, with construction estimated to begin in summer 2026.

Together, these developments strengthen the foundation for continued economic development across the Arizona Sun Corridor and support our long-term outlook.

Poised for Growth

With Arizona's robust population growth, landmark policy changes, ongoing infrastructure investments, and subsequent regulatory activity, we are optimistic about Global Water Resources' outlook in the coming years.

Our continued commitment to expanding and integrating water and wastewater utilities ensures that both residents and businesses will benefit from responsible environmental management—especially as we navigate challenges posed by water scarcity, regulatory demands, and an aging infrastructure.

We are confident that expanding our award-winning Total Water Management platform and leveraging our expertise across established and emerging service areas will deliver substantial benefits to all stakeholders.

Thank you for your investment in Global Water Resources and your ongoing support as we address utility, water resource, and economic development challenges throughout Arizona's Sun Corridor.

On behalf of the board of directors, I want to recognize and thank our dedicated, talented teams. Their hard work made 2025 a remarkable year for Global Water Resources and laid the foundation for successful years ahead.

Sincerely,

Ron L. Fleming
Chairman, President & CEO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number: 001-37756

Global Water Resources, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	**90-0632193**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

21410 N. 19th Avenue #220

Phoenix,	**Arizona**	**85027**
(Address of principal executive offices)		(Zip Code)

Registrant's telephone number, including area code: (480) 360-7775

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, par value $0.01 per share	GWRS	The NASDAQ Stock Market, LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes x No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes x No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. x Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). x Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐   Accelerated filer ☐   Non-accelerated filer ☒   Smaller reporting company ☒   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes x No

The aggregate market value of the common stock held by non-affiliates of the registrant as of the last business day of the registrant's most recently completed second fiscal quarter (June 30, 2025) was $135.1 million based upon the closing sale price of the registrant's common stock as reported on the NASDAQ Global Market. As of February 27, 2026, the registrant had 28,756,854 shares of common stock, $0.01 par value per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III of this report, to the extent not set forth herein, is incorporated herein by reference to the registrant's definitive proxy statement relating to the 2026 annual meeting of stockholders to be filed with the Securities and Exchange Commission not later than 120 days after the end of the registrant's fiscal year ended December 31, 2025.

TABLE OF CONTENTS

DEFINED TERMS

The following is a list of frequently used abbreviations or acronyms that are found in this report:

The Company's Utilities

GW-Santa Cruz	Global Water - Santa Cruz Water Company, Inc.
GW-Palo Verde	Global Water - Palo Verde Utilities Company, Inc.
GW-Farmers	Global Water - Farmers Water Company, Inc.
GW-Hassayampa	Global Water - Hassayampa Utilities Company, Inc.
GW-Belmont	Global Water - Belmont Water Company, Inc.
GW-Turner	Global Water - Turner Ranches Irrigation, Inc.
GW-Saguaro	Global Water - Saguaro District Water Company, Inc.
GW-Ocotillo	Global Water - Ocotillo Water Company, Inc.

Abbreviations and Other

ACC	Arizona Corporation Commission
ADEQ	Arizona Department of Environmental Quality
ADWR	Arizona Department of Water Resources
AFUDC	Allowance for funds utilized during construction
Ag-to-Urban	The June 2025 Arizona Senate Bill 1611, known as the Arizona Assured Water Supply "Ag-to-Urban" program
AIAC	Advances in Aid of Construction
ALJ	Administrative Law Judge
AMA	Active Management Area
AMI	Automated meter infrastructure
ARO	Asset retirement obligation
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
CAWS	Certificate of Assured Water Supply
CC&N	Certificate of Convenience & Necessity
CIAC	Contributions in Aid of Construction
CODM	Chief operating decision maker
Company (we, us, our, GWRI)	Global Water Resources, Inc.
CP Water	CP Water Company
DAWS	Designation of Assured Water Supply
EPA	United States Environmental Protection Agency
EPS	Earnings per share
FASB	Financial Accounting Standards Board
GAAP	Accounting principles generally accepted in the United States of America
HUF	Hook-up fee
ICFA	Infrastructure coordination and financing agreement
IRS	United States Internal Revenue Service
IT	Information technology
MCL	Maximum contaminant level
NASDAQ	NASDAQ Global Market
NAWC	National Association of Water Companies
Northern Trust	The Northern Trust Company, an Illinois banking corporation
NPDWR	National Primary Drinking Water Regulations
OBBBA	The July 4, 2025 reconciliation tax bill, commonly referred to as the One Big Beautiful Bill Act
PFAS	Per- and polyfluoroalkyl substances
Revolver	Revolving credit facility with Northern Trust
RSA	Restricted stock award
RSU	Restricted stock unit
ROU	Right of use
RUCO	The Residential Utility Consumer Office, an office representing the interests of residential utility ratepayers

SAR	Stock appreciation rights
SEC	Securities and Exchange Commission
SOFR	Secured Overnight Financing Rate
Sonoran	Sonoran Utility Services, Inc.
Southwest Plant	GW-Palo Verde's wastewater treatment facility located in Pinal County, southwest of the City of Maricopa
TCJA	2017 Tax Cuts and Jobs Act
Valencia	Valencia Water Company, Inc., a former utility of the Company
WIFA	Water Infrastructure Finance Authority of Arizona

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND RISK FACTOR SUMMARY

Certain statements in this Annual Report on Form 10-K of the Company, including all documents incorporated by reference, are forward-looking in nature and may constitute "forward-looking information" within the meaning of applicable securities laws. Often, but not always, forward-looking statements can be identified by the words "believes", "anticipates", "plans", "expects", "intends", "projects", "estimates", "objective", "goal", "focus", "aim", "should", "could", "may", and similar expressions.

These forward-looking statements include, but are not limited to, statements about our strategies; expectations about future business plans, prospective performance, growth, and opportunities; future financial performance; regulatory and ACC proceedings, decisions and approvals, such as the outcome, timing and other statements regarding our plans, expectations and estimates relating to our rate cases and other applications with the ACC; our plans relating to future filings of our rate cases with the ACC; acquisition plans and strategies, including our ability to complete additional acquisitions, and our expectations about future benefits of our acquisitions, such as projected revenue from our acquisitions, as well as our plans relating to the integration and upgrade of acquired water systems; statements concerning Arizona's Assured Water Supply "Ag-to-Urban" program, including anticipated benefits; expectations about prospective growth and opportunities; technologies, including expected benefits from implementing such technologies; revenue; metrics; operating expenses; trends relating to our industry, market, population and job growth, and housing permits; the adequacy of our water supply to service our current demand and growth for the foreseeable future; liquidity and capital resources; plans and expectations for capital expenditures; cash flows and uses of cash; dividends; depreciation and amortization; tax payments; our ability to repay indebtedness and invest in initiatives; the anticipated impact and resolutions of legal matters; the anticipated impact of new or proposed laws, including regulatory requirements, tax changes, and judicial decisions; and the anticipated impact of accounting changes and other pronouncements.

Forward-looking statements should not be read as a guarantee of future performance or results. They are based on numerous assumptions that we believe are reasonable, but they are open to a wide range of uncertainties and business risks. Consequently, actual results may vary materially from what is contained in a forward-looking statement. Investors are cautioned not to place undue reliance on forward-looking information. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including risks related to legal, regulatory, and legislative matters; risks related to our business and operations; risks related to market and financial matters; risks related to technology; and risks related to the ownership of our common stock, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

These risks include, but are not limited to, the following principal risks:

- we are subject to the jurisdiction and regulations of the ACC, the primary utility regulator in Arizona, and our financial condition depends upon our ability to recover costs in a timely manner from customers through regulated rates;

- new or stricter regulatory standards or other governmental actions could increase our regulatory compliance and operating costs, require us to alter our existing distribution or treatment facilities, and/or cause us to build additional facilities;

- our ability to expand into new service areas and to expand current water and wastewater service depends on approval from regulatory agencies;

- our water and wastewater systems are subject to condemnation by governmental authorities;

- inadequate water supplies and wastewater capacity could have a material adverse effect upon our ability to achieve the customer growth necessary to increase our revenue;

- contamination of the water supplied by us may result in disruption in our service, loss of credibility, lower demand for our service and potential liability;

- our utilities business is subject to seasonal fluctuations and other weather-related conditions;

- our operations of regulated utilities are currently located exclusively in the state Arizona and concentrated heavily within a single municipality;

- future acquisitions may not achieve sufficient profitability relative to expenses and investment;

- any failure of our network of treatment facilities, water and wastewater pipes and water reservoirs could result in losses and damages;

- we may have difficulty accomplishing our growth strategy within and outside of our current service areas;

- service interruptions, including due to any disruption or problem at our facilities could increase our expenses;

- pandemics, epidemics or disease outbreaks could adversely affect our business operations, cash flows and financial position to an extent that is difficult to predict;

- our information technology systems may be vulnerable to unauthorized external or internal threats due to hacking, ransomware, viruses or other cybersecurity breaches;

- our growth depends significantly on increased residential and commercial development in our service areas; and

- the concentration of our stock ownership with our officers, directors, certain stockholders and their affiliates may limit our stockholders' ability to influence corporate matters.

These and other factors are discussed in the risk factors described in Part I, Item 1A "Risk Factors" of this report, which readers should review carefully before placing any reliance on our financial statements or disclosures. Additionally, there may be other risks described from time to time in the reports that we file with the SEC. Any forward-looking statement speaks only as of the date of this report. Except as required by law, we undertake no obligation to publicly release the results of any revision to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

ITEM 1.   Business

Overview

GWRI is a water resource management company that owns, operates, and manages thirty-nine water, wastewater, and recycled water public utility systems in strategically located communities, principally in metropolitan Phoenix and Tucson, Arizona. We seek to deploy an integrated approach, referred to as "Total Water Management." Total Water Management is a comprehensive approach to water utility management that reduces demand on scarce non-renewable water sources and costly renewable water supplies, in a manner that ensures sustainability and greatly benefits communities both environmentally and economically. This approach employs a series of principles and practices that can be tailored to each community:

- Reuse of recycled water, either directly or to non-potable uses, through aquifer recharge, or possibly direct potable reuse in the future;

- Regional planning;

- Use of advanced technology and data;

- Employing respected subject matter experts and retaining thought leaders;

- Leading outreach and educational initiatives to ensure all stakeholders including customers, development partners, municipalities, regulators, and utility staff are knowledgeable on the principles and practices of the Total Water Management approach; and

- Establishing partnerships with communities, developers, and industry stakeholders to gain support of the Total Water Management principles and practices.

Serving more than 121,000 people in approximately 40,000 homes within the Company's 418 square miles of ACC-designated service areas as of December 31, 2025, the Company provides water and wastewater utility service under the regulatory authority of the ACC. Approximately 87.3% of the active service connections are customers of the Company's GW-Santa Cruz and GW-Palo Verde utilities, which are located within a single service area.

U.S. Water Industry Overview

U.S. Water Industry Areas of Business

The U.S. water industry has two main areas of business:

- *Utility Service to Customers*. This business includes water and wastewater utilities, which are owned and operated by governmental subdivisions or investors in the private sector. Investor-owned water and wastewater utilities are generally economically regulated, including rate regulation, by public utility commissions in the states in which they operate. The utility segment is characterized by high barriers to entry, including high capital spending requirements.

- *General Water Products and Service*. This business includes manufacturing, engineering and consulting companies, and numerous other fee-for-service businesses. The activities of these businesses include the building, financing, and operating of water and wastewater utilities, utility repair, contract operations, laboratory service, manufacturing and distribution of infrastructure and technology components, and other specialized services.

Key Characteristics of the U.S. Water Industry

The U.S. water industry is characterized by:

- *Significant Constraints on the Availability of Fresh Water*. In Arizona, the ADWR estimates that annual water usage is 7 million acre-feet per year, as of 2017. Arizona has the right to use 2.8 million acre-feet from the Colorado River and approximately half of that can be delivered through the Central Arizona Project, a 336-mile long system of aqueducts, tunnels, pumping plants, and pipelines from the Colorado River to central Arizona. The Colorado River is shared by seven U.S. States and Mexico and is presently over-allocated, which means that more surface water right allocations have been issued than the actual average annual flow, with allocations being determined based on data from a period during which flows were significantly higher than in recent years. The Central Arizona Project is the only means of transporting Colorado River water into central Arizona. Approximately 41% of the water used in Arizona comes from groundwater. Water in the western U.S. is being pumped from groundwater sources faster than it is replenished naturally, a condition known as overdraft. In areas of water scarcity, such as the arid western U.S., water recycling represents a relatively simple, inexpensive, and energy-efficient means of augmenting water supply as compared to

transporting surface water, groundwater, or desalinated water from other locations. Approximately 70% of the water provided for municipal use is currently utilized for non-potable applications where recycled water could potentially be utilized.

- *Lack of Technology Utilization to Increase Operating Efficiencies and Decrease Operating Costs*. The U.S. water industry has traditionally not taken advantage of advances in technology available to enhance revenue, increase operating efficiencies and decrease operating costs (including labor and energy costs). Areas of opportunity include AMI, systems management, and administrative functions, such as customer billing and remittance systems. Key drivers for the lack of investment in technology in water and wastewater utilities have been the historical lack of incentives offered or standards imposed by regulators to achieve efficiencies and lower costs and the ownership of the U.S. water utility sector, which largely consists of small, undercapitalized, municipally-owned utilities that lack the financial and technical resources to pursue technology opportunities.

- *Highly Fragmented Ownership*. The utility segment of the U.S. water industry is highly fragmented, with approximately 50,000 water utilities and approximately 15,000 community wastewater utilities, according to the NAWC. Ninety per cent of the country's water utilities are serving a population of 10,000 or less, and more than half serve fewer than 500 people.

- *Large Public Sector Ownership*. Municipally-owned utilities provide water and wastewater service for the vast majority of the U.S. population. For homes connected to a community water system, approximately 87% are provided service by municipally-owned utilities.

- *Aging Infrastructure in Need of Significant Capital Expenditures*. Water infrastructure in the U.S. is aging and requires significant investment and stringent focus on cost control to upgrade or replace aging facilities and to provide service to growing populations. Throughout the U.S., utilities are required to make expenditures on the rehabilitation of existing utilities and on the installation of new infrastructure to accommodate growth and make improvements to water quality and wastewater discharges mandated by stricter water quality standards. Water quality standards, first introduced with the Clean Water Act in 1972 and the Safe Drinking Water Act in 1974, are becoming increasingly stringent and numerous. According to the EPA, estimated investments in excess of $1 trillion in water and wastewater infrastructure will be needed over the next 20 years to ensure safe drinking water while protecting local waterways. The American Society of Civil Engineers expects the U.S. will need to find additional capital investments of up to $99 billion annually for the next twenty years in order to update and grow the nation's drinking water and wastewater systems.

Private Sector Opportunities

Municipal water utilities typically fund their capital expenditure needs through user-based water and wastewater rates, municipal taxes, or the issuance of bonds. However, raising large amounts of funds required for capital investment is often challenging for municipal water utilities, which affects their ability to fund capital spending. Many smaller utilities also do not have the in-house technical and engineering resources to manage significant infrastructure or technology-related investments. In order to meet their capital spending challenges and take advantage of technology-related operating efficiencies, many municipalities are examining a combination of outsourcing and partnerships with the private sector or outright privatizations.

- Outsourcing involves municipally-owned utilities contracting with private sector service providers to provide service, such as meter reading, billing, maintenance, or asset management.

- Public-private partnerships among government, operating companies, and private investors include arrangements, such as design, build and operate contracts; build, own, operate and transfer contracts; and own, leaseback and operate contracts.

- Privatization involves a transfer of responsibility for, and ownership of, the utility from the municipality to private investors.

Investor-owned utilities that have greater access to capital are generally more capable of making mandated and other necessary infrastructure upgrades to both water and wastewater utilities, addressing increasingly stringent environmental and human health standards, and navigating a wide variety of regulatory processes. In addition, investor-owned utilities that achieve larger scale are able to spread overhead expenses over a larger customer base, thereby reducing the costs to serve each customer. Since many administrative and support activities can be efficiently centralized to gain economies of scale and sharing of best practices, companies that participate in industry consolidation have the potential to improve operating efficiencies, lower costs, and improve service at the same time.

Our Strategy

We are a water resource management company that provides water, wastewater, and recycled water utility service, leading in Total Water Management practices, such as water scarcity management and advanced water recycling applications. Our long-term goal is to become one of the largest investor-owned operators of integrated water and wastewater utilities in areas of the arid western U.S., where water scarcity management is necessary for long-term economic sustainability and growth.

Our growth strategy involves the elements listed below:

- Acquiring or forming utilities in the path of prospective population growth;

- Expanding our service areas geographically and organically growing our customer base within those areas; and

- Deploying our Total Water Management approach into these utilities and service areas.

We believe this plan can be executed in our current service areas and in other geographic areas where water scarcity management is necessary to support long-term growth and in which regulatory authorities recognize the need for water conservation through water recycling.

Total Water Management is a demand-side-management framework (in that it is a solution intended to drive down demand for water supplies versus developing new water supplies) that alleviates the pressures of water scarcity in communities where growth is reasonably expected to outpace potable water supply. Built on an all-encompassing view of the water cycle, Total Water Management promotes sustainable community development through reduced potable water consumption while monetizing the value of water through each stage of delivery, collection, and reuse.

Our business model applies Total Water Management in high growth communities. Components of our Total Water Management approach include:

- Regional planning to reduce overall design and implementation costs, leveraging the benefits of replicable designs, gaining the benefits of economies of scale, and enhancing the Company's position as a premier water and wastewater service provider in the region.

- For example, the Company has secured six separate area-wide Clean Water Act Section 208 Regional Water Quality Management Plans in its major planning areas, covering more than 500 square miles of land. To obtain these plans, a provider must develop, amongst other things, a regional wastewater solution, including plans for engineering, infrastructure location and size, and goals for the management of treated reclaimed water, which the Company successfully demonstrated in obtaining its plans.

- Stretching a limited resource by maximizing the use of recycled water, using renewable surface water where available and recharging aquifers with any available excess water.

  ◦ For example, the Company's water recycling model has been fully implemented in the City of Maricopa. The Company is the water, wastewater, and recycled water provider for the City of Maricopa, which currently has a population of approximately 86,000. A community of this size produces an approximate annual average of 4.1 million gallons of wastewater per day. Because the Company requires developers to take back and utilize recycled water within their communities and invest in "purple pipe" recycled water infrastructure during the initial development of subdivisions, the Company is now able to distribute the majority of its recycled water back to the community for beneficial purposes. Approximately 56% of the recycled water goes towards common area non-potable irrigation and for use at a local farm, which allows for the recycled water to naturally recharge into the aquifer. This reduces the total amount of limited ground or surface water that would otherwise be required within the community by almost 30%. To date, the Company has reused approximately 19.3 billion gallons of recycled water in the City of Maricopa.

- Integrating and standardizing water, wastewater and recycled water infrastructure delivery systems using a separate recycled water distribution system of purple pipe to maximize effective and safe water reuse, conserve water resources, reduce energy, treatment and consumable costs (e.g., chemicals, filter media, other general materials, and supplies), provide operational efficiencies, and align the otherwise disparate objectives of water sales and conservation.

  ◦ In addition to the previous example, which relates to the increasing adoption and demand for recycled water usage, the separate recycled water distribution system of purple pipe, and the Company's water conservation achievements, the Company believes that its model results in additional benefits from an economic perspective due to lower use of power and consumables. For every gallon of recycled water that is directly reused while already on land surface, the need to pump additional scarce groundwater and surface water is

reduced. Such additional groundwater and surface water would otherwise need to be treated and distributed in accordance with the Safe Drinking Water Act, which is costly and requires significant energy.

- Gaining market and regulatory acceptance of broad utilization of recycled water through agreements with developers, strategic relationships with governments, academic research, and publication as industry experts, coupled with public education and community outreach campaigns.

  ◦ For example, the Company has public-private partnerships formally adopted through memoranda of understanding and/or license/franchise agreements with the City of Maricopa, City of Casa Grande, City of Coolidge, and Town of Sahuarita. Many of these agreements reflect the Company's intent to deploy Total Water Management. The Company also has 149 ICFAs in effect with landowners or developer entities that include requirements for usage of recycled water and other attributes that support the Company's Total Water Management model. As discussed above, the Company's integrated provider model, which is focused on the maximum use of recycled water, underpins its Clean Water Act Section 208 Regional Water Quality Management Plans and Designations of Assured Water Supply. In addition, the Company has won numerous awards for education, outreach and conservation in the water industry.

- Incorporating automated processes, such as supervisory control and data acquisition, AMI and back-office technologies and "green" billing, which reduce operating costs, improve system availability and reliability, and improve customer satisfaction.

  ◦ *Supervisory Control and Data Acquisition.* The Company employs supervisory control and data acquisition in most of its utility systems, which provides continuous monitoring, instantaneous alarming and historical trending on all key operating assets, including instrumentation and dynamic components (e.g., pumps, motor-controlled valves, treatment systems, etc.). This data is reported back to the appropriate operations personnel through a standard industry software. The benefits of this system include the significantly enhanced ability to: achieve compliance and safety mandates; reduce service outages; troubleshoot systems; provide for remote operations and allow for proactive maintenance and lower costs related to efficient real-time operations.

  ◦ *Automated Meter Infrastructure.* The Company has implemented AMI for approximately 90% of its active customers with a substantial proportion of its remaining customers in the process of being, or planned to be, upgraded with such functionality. Currently, all meters in our Maricopa service areas allow for AMI. This technology reads each meter numerous times per day (often hourly) and continuously transmits the meter readings back to a centralized database through a communications tower and cellular transmission units. The data is then presented to the utility, and is made available to customers, through a simple user interface. Reading meters at this frequency provides many benefits to both the utility and the customer. With this data, we can better model demand usage, identify system water loss, identify leaks on the customer side of the meter, monitor for abnormal usage and present interval, hourly, daily, weekly or monthly usage back to the customers.

  ◦ *Back-Office Technologies and Paperless Billing.* The Company employs a series of technologies that allow for the automation of the billing and remittance process. The Company also provides its customers with several ways to pay, with the majority of options being integrated with the Company's back-office technologies. In combination with AMI, this suite of technology has minimized the use of human labor and reduced the potential for human error for the entire billing and remittance process, while providing better customer service.

Our Total Water Management-based business model provides us with a significant competitive advantage in high growth, water scarce regions. Based on our experience and discussions with developers, we believe developers prefer our approach because it provides a bundled solution to infrastructure provision and improves housing density in areas of scarce water resources. Developers are also focusing on increased consumer and regulatory demands for environmentally friendly or "green" housing alternatives. Communities prefer the approach because it provides a partnering platform which promotes economic development, reduces their traditional dependence on bond financing and ensures long term water sustainability.

Our competitive advantage facilitates the execution of our growth strategy. We believe our proven conservation methods lead to successful permitting for more connections in expanded and new service areas.

A key component of our water utility business is the use of recycled water. Recycled water is highly treated and purified wastewater that is distributed through a separate distribution system of purple pipes for a variety of beneficial, non-potable uses. Recycled water can be delivered for all common area irrigation needs, as well as delivered direct to homes where it can be used for outdoor residential irrigation. Our Total Water Management model, an integrated approach to the use of potable and non-potable water to manage the entire water cycle, both conserves water and maximizes its total economic value. The application

of the Total Water Management model has proven to be effective as a means of water scarcity management that promotes sustainable communities and helps achieve greater dwelling unit density in areas where the availability of sustainable water can be a key constraint on development.

Our Regulated Utilities

We own and operate regulated water, wastewater, and recycled water utilities in communities principally located in metropolitan Phoenix and Tucson. Our utilities are regulated by the ACC, as described further under "—Regulation—Arizona Regulatory Agencies" below. As of December 31, 2025, our utilities collectively had 68,577 active service connections offering predictable rate-regulated cash flows. Revenue from our regulated utilities accounted for all of our total revenue in 2025. Our utilities currently possess the high-level regional permits that allow us to implement our business model; thus, we believe we are well-positioned for organic growth in our current service areas that are generally located in Arizona's population growth corridors: Maricopa County, Pinal County and Pima County.

For information related to rate cases for our utilities, see "– Regulation" below, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Rate Case Activity", included in Part II, Item 7 of this report and Note 3 – "Regulatory Matters" of the Notes to the Consolidated Financial Statements included in Part II, Item 8 of this report.

A summary description of our utilities at December 31, 2025 is set forth in the following table and described in more detail below:

Company	Date of Acquisition (A) or Formation (F)	Service Provided	Square Miles of Service Area [1]	Active Service Connections
PINAL COUNTY				
GW-Santa Cruz	2004 (A)	Water	91	30,147
GW-Palo Verde	2004 (A)	Wastewater and Recycled Water	116	29,727
MARICOPA COUNTY				
GW-Hassayampa	2005 (F)	Wastewater and Recycled Water	43	2
GW-Belmont	2006 (A)	Water	111	662
GW-Turner	2018 (A)	Water	7	962
PIMA COUNTY				
GW-Saguaro	2021 (A)	Water	20	1,565
GW-Farmers	2023 (A)	Water	21	3,510
GW-Ocotillo	2023 (F)	Water	9	2,002
Total			**418**	**68,577**

[1] Certified areas may overlap in whole or in part for separate utilities.

Pinal County

The City of Maricopa is located in Pinal County, approximately 12 miles south of Phoenix. The relative proximity to a significant urban center, coupled with relatively abundant and inexpensive land, were the key drivers of the real estate boom experienced by this community. The City of Maricopa continues to grow, as demonstrated by our addition of 9,008 active service connections, which represents 3.5% annualized growth from December 2021 to December 2025. Development in the area is still considered to be affordable, with the median home value being $346,350 compared to $450,000 in the Phoenix metropolitan area.

We operate in this region through GW-Santa Cruz and GW-Palo Verde, both of which we acquired in 2004. GW-Santa Cruz served 30,147 active service connections as of December 31, 2025 and revenue from GW-Santa Cruz represented approximately 40.2% and 41.0% of our total revenue for the years ended December 31, 2025 and 2024, respectively. GW-Palo Verde served 29,727 active service connections as of December 31, 2025 and revenue from GW-Palo Verde represented approximately 48.7% and 50.7% of our total revenue for the years ended December 31, 2025 and 2024, respectively.

The GW-Santa Cruz and GW-Palo Verde service areas include approximately 207 square miles, which provide further opportunities for growth. Most of the GW-Santa Cruz and GW-Palo Verde infrastructure is less than twenty years old. GW-

Santa Cruz and GW-Palo Verde provide water, wastewater and recycled water service, respectively, under an innovative public-private partnership memorandum of understanding with the City of Maricopa in Pinal County for approximately 278 square miles of its planning area. We signed a similar memorandum of understanding with the City of Casa Grande to partner in providing water, wastewater, and recycled water service to an approximate 100 square miles of its western region for anticipated growth.

Maricopa County

We operate in this region through GW-Hassayampa, GW-Belmont and GW-Turner.

GW-Hassayampa is a wastewater utility and has a CC&N for approximately 43 square miles in an area in western Maricopa County known as Tonopah. GW-Hassayampa has two active service connections as of December 31, 2025, and its service area lies directly in the expected path of future growth in the far west valley of metropolitan Phoenix, which we believe should provide opportunities for growth once development commences in this area.

GW-Belmont served 662 active service connections as of December 31, 2025. The service area includes approximately 111 square miles and provides water service to Maricopa County west of the Hassayampa River and to two small subdivisions in northern Scottsdale. Within the GW-Belmont service area, we have entered into agreements with developers of mixed use, master planned communities to serve approximately 100,000 anticipated home sites plus commercial, schools, parks and industrial developments at full build-out.

GW-Turner is a non-potable irrigation water utility located in Maricopa County, Arizona, with approximately seven square miles of service area. GW-Turner served 962 residential and commercial irrigation customers as of December 31, 2025.

Pima County

We operate in this region through GW-Saguaro, GW-Farmers and GW-Ocotillo. We formed GW-Ocotillo for the purpose of acquiring water systems in this region from the City of Tucson, which we acquired in July 2025. For additional information on the completed acquisition, refer to Note 2 – "Acquisitions" of the Notes to the Consolidated Financial Statements included in Part II, Item 8 of this report.

GW-Saguaro and GW-Farmers served 1,565 and 3,510 active water connections, respectively, in Sahuarita, Arizona and unincorporated Pima County, Arizona as of December 31, 2025. GW-Ocotillo served 2,002 active water connections in unincorporated Pima County, Arizona as of December 31, 2025. Collectively, the Company's Pima County utilities serve approximately 50 square miles of service area.

Regulation

Our water and wastewater utility operations are subject to extensive regulation by U.S. federal, state and local regulatory agencies that enforce environmental, health and safety requirements, which affect all of our regulated subsidiaries. These requirements include the Safe Drinking Water Act, the Clean Water Act and the regulations issued under these laws by the EPA. We are also subject to state environmental laws and regulations, such as Arizona's Aquifer Protection Permit program and other environmental laws and regulations enforced by the ADEQ, and extensive regulation by the ACC, which regulates public utilities in Arizona. The ACC has broad administrative power and authority to set rates and charges, determine service areas and conditions of service and authorize the issuance of securities. The ACC also has authority to establish uniform systems of accounts and approve the terms of contracts with both affiliates and customers.

We are also subject to various federal, state and local laws and regulations governing the storage of hazardous materials, the management and disposal of hazardous and solid wastes, discharges to air and water, the cleanup of contaminated sites, fire protection service in the areas we serve and other matters relating to the protection of the environment, health and safety.

In addition to regulation by governmental entities, our operations may also be affected by civic or consumer advocacy groups. These organizations provide a voice for customers at local and national levels to communicate their service priorities and concerns. Although these organizations may lack regulatory or enforcement authority, they may be influential in achieving service quality and rate improvements for customers.

We maintain a comprehensive environmental program which addresses, among other things, responsible business practices and compliance with environmental laws and regulations, including the use and conservation of natural resources. Water samples across our water system are analyzed on a regular basis in material compliance with regulatory requirements. Water quality tests are conducted at contracted laboratory facilities in addition to providing continuous online instrumentation for monitoring parameters, such as turbidity and disinfectant residuals, and allowing for adjustments to chemical treatment based on changes in

incoming water quality. Compliance with governmental regulations is of utmost importance to us, and considerable time and resources are spent ensuring compliance with all applicable federal, state and local laws and regulations.

Capital expenditures and operating costs to comply with environmental mandates traditionally have been recognized by the ACC as appropriate for inclusion in establishing rates. We generally expect to recover expenses associated with compliance for environmental and health and safety standards through rate increases, but this recovery may be affected by "regulatory lag", that is, the delay between the utility's test year and the issuance of a rate order approving new rates.

We continue to evaluate and monitor U.S. federal, state and local legislation and regulations but cannot predict the impact of new or changing regulations on our business at this time.

Safe Drinking Water Act

The federal Safe Drinking Water Act and regulations promulgated thereunder establish minimum national quality standards for drinking water. The EPA has issued rules governing the levels of numerous naturally occurring and man-made chemical and microbial contaminants and radionuclides allowable in drinking water and continues to propose new rules. These rules also prescribe testing requirements for detecting contaminants, the treatment systems that may be used for removing contaminants, and other requirements. Federal and state water quality requirements have become increasingly more stringent, including increased water testing requirements, to reflect public health concerns. In Arizona, the requirements of the Safe Drinking Water Act are incorporated by reference into the Arizona Administrative Code.

In order to remove or inactivate microbial organisms, the EPA has promulgated various rules to improve the disinfection and filtration of drinking water and to reduce consumers' exposure to disinfectants and by-products of the disinfection process.

Contaminants of emerging concern ("CECs") are chemicals and other substances that have no regulatory standard but have been discovered in water or in the environment where they had not previously been detected, or were only present at insignificant levels. CECs may form the basis for additional regulatory initiatives and requirements in the future. We rely on governmental agencies to establish regulatory standards regarding CECs, and we meet or exceed these standards, when established.

Although it is difficult to project the ultimate costs of complying with the above or other pending or future requirements, we do not expect current requirements under the Safe Drinking Water Act to have a material impact on our operations or financial condition, although it is possible new methods of treating drinking water may be required if additional regulations become effective in the future.

National Primary Drinking Water Regulations

The NPDWR are legally enforceable primary standards and treatment techniques that apply to public water systems and are designed to limit the levels of contaminants in drinking water.

On April 10, 2024, the EPA finalized the NPDWR establishing legally enforceable levels, called MCLs, for six PFAS in drinking water. The EPA also finalized health-based, non-enforceable MCL goals for these PFAS. The final rule requires that public water systems, such as the Company, must monitor for these PFAS and have three years to complete initial monitoring, followed by ongoing compliance monitoring. Public water systems must also provide the public with information on the levels of these PFAS in their drinking water beginning in 2027. Public water systems have until 2029 to implement solutions that reduce these PFAS if monitoring shows that drinking water levels exceed the applicable MCLs. Beginning in 2029, public water systems that have PFAS in drinking water which violate one or more of these MCLs must take action to reduce levels of these PFAS in their drinking water and must provide notification to the public of the violation.

We are committed to compliance with the NPDWR and are in process of complying with the first PFAS requirement of the rule mandating initial monitoring for all of our utilities. The Company expects that compliance with the NPDWR will require increased capital expenditures for PFAS-contaminated water treatment and other operating costs. If other newer or stricter standards are introduced in the future, they could also increase our operating expenses.

Lead and Copper Rule Improvements

In October 2024, the EPA announced a final rule requiring drinking water systems to identify and replace lead pipes within ten years. In accordance with the 2021 Lead and Copper Rule Revision and in connection with the 2024 Lead and Copper Rule Improvements, the Company has conducted an inventory of its service lines. As of December 31, 2025, the evaluation was substantially complete and no lead pipes were found in our water systems. For the seven water systems acquired from the City of Tucson in July 2025, the Company is assessing the baseline inventory. Further compliance actions and prioritization will be

impacted by compliance monitoring results and cooperation with customers with respect to the customer-owned portion of the service lines, as necessary. While the Company is evaluating the full impact of this new rule, we do not believe it will have a material impact on our results of operations.

Clean Water Act

The federal Clean Water Act regulates discharges of liquid effluents from drinking water and wastewater treatment facilities into waters of the U.S., including lakes, rivers, streams and subsurface, or sanitary sewers. In Arizona, with the exception of Clean Water Act Section 208 Regional Water Quality Management Plans, capacity management and operations and maintenance requirements, and source control requirements, wastewater operations are primarily regulated under the Aquifer Protection Permit program and the Arizona Pollutant Discharge Elimination System program.

The EPA certifies Clean Water Act Section 208 Regional Water Quality Management Plans and Amendments, which govern the location of water reclamation facilities and wastewater treatment plants. The EPA's 40 C.F.R. Pt. 503 bio-solids requirements are reported to the EPA through the ADEQ. While we are not presently regulated to meet source control requirements, we maintain source control through various Codes of Practice that have been accepted by the ACC as enforceable limits on consumer discharges to sanitary sewer systems. We maintain the necessary permits and approvals for the discharges from our water and wastewater facilities.

Arizona Regulatory Agencies

Rate Regulation

The ACC is the regulatory authority in Arizona with jurisdiction over privately-held water and wastewater utilities. The ACC has exclusive constitutional authority related to ratemaking and extensive constitutional authority to mandate accounting treatments, authorize long-term financing programs, evaluate significant capital expenditures and plant additions, examine and regulate transactions between a regulated subsidiary and its affiliated entities and approve or disapprove some reorganizations, mergers and acquisitions prior to their completion. Additionally, the ACC has statutory authority to oversee service quality and consumer complaints and approve or disapprove expansion of service areas. The ACC is comprised of five elected members, each serving a four-year term.

Companies that wish to provide water or wastewater service apply for a CC&N with the ACC, which, if granted, allows them to serve customers within a geographic area specified by a legal description of the property. In considering an application for a CC&N, the ACC will determine if the applicant is fit and proper to provide service within a specified area, whether the applicant has sufficient technical, managerial and financial capabilities to provide the service and if that service is necessary and in the public interest. Once a CC&N is granted, the utility falls under the ACC's jurisdiction and must abide by the rules and laws under which a public service corporation operates.

The following table describes current rate case actions as applicable for each of our regulated utilities (in millions):

Company	Approved Return on Equity	Approved Incremental Annual Revenue[1] ($)	Filing Date	ACC Decision #	Rates Effective
Approved Rate Cases					
GW-Santa Cruz[2]	9.20%	1.2	July 22, 2020	78644	July 1, 2022
GW-Palo Verde[2]	9.20%	0.7	July 22, 2020	78644	July 1, 2022
GW-Belmont[2]	9.20%	0.2	July 22, 2020	78644	July 1, 2022
GW-Turner[2]	9.20%	0.1	July 22, 2020	78644	July 1, 2022
GW-Saguaro[3]	9.60%	0.4	June 27, 2023	79383	July 1, 2024
GW-Farmers[4]	9.60%	1.1	June 27, 2024	80695	May 1, 2025
Pending Rate Cases					
GW-Santa Cruz[5]	In process	In process	March 5, 2025	In process	In process
GW-Palo Verde[5]	In process	In process	March 5, 2025	In process	In process

[1]Approved incremental annual revenue represents the aggregate annual revenue increase following the final phase-in period. To the extent that the number of active service connections has increased and continues to increase from a rate case's test year levels, the additional revenues may be greater than the amounts set forth above. On the other hand, if active connections decrease or the Company experiences declining usage per customer, the Company may not realize all of the anticipated revenues.

[2]The final phase-in of rates under this rate case was effective January 1, 2024.

[3]The first increase for GW-Saguaro was effective July 1, 2024. The subsequent four increases will be effective on January 1 of each subsequent year. The majority of the revenue increase was phased in on January 1, 2025.

[4]Rates are being phased-in over three periods. 50% of the increase was effective on May 1, 2025, with another 25% effective on November 1, 2025. The final 25% increase will be phased in on May 1, 2026.

[5]In March 2025, the Company filed a general rate case application with the ACC related to its GW-Santa Cruz and GW-Palo Verde utilities. The GW-Santa Cruz and GW-Palo Verde rate case is based on a test year ending December 31, 2024, with updates for changes in post-test year plant. Testimony commenced in the fourth quarter of 2025, and hearings are scheduled to begin in August 2026.

For a full summary of the Company's current regulatory activity, including other approved details of recent rate cases, refer to Management's Discussion and Analysis of Financial Condition and Results of Operations—Rate Regulation Updates", included in Part II, Item 7 of this report and Note 3 — "Regulatory Matters" of the Notes to the Consolidated Financial Statements included in Part II, Item 8 of this report.

Environmental Regulation

Arizona water and wastewater utilities must also comply with state environmental regulation regarding drinking water and wastewater, including environmental regulations set by Councils of Government (such as the Central Arizona Governments and the Maricopa Association of Governments), the ADEQ and the ADWR.

The Central Arizona Governments is the designated management authority for Section 208 of the Clean Water Act for Pinal and Gila Counties and administers the requirements of the Regional Water Quality Management Plans and Amendments at the local level. The Maricopa Association of Governments is the designated management authority for Section 208 of the Clean Water Act for Maricopa County and administers the requirements of the Regional Water Quality Management Plans and Amendments at the local level.

The ADEQ regulates water quality and permits water reclamation facilities, discharges of recycled water, re-use of recycled water and recharge of recycled water. The ADEQ also regulates the clean closure requirements of facilities. The Maricopa County Environmental Services Department has delegated authority for overseeing ADEQ requirements in Maricopa County. The Pima County Department of Environmental Quality has delegated authority for overseeing ADEQ requirements in Pima County.

The ADWR regulates surface water extraction, groundwater withdrawal, designations and certificates of assured water supply, extinguishment of irrigation grandfathered water rights, groundwater savings facilities, recharge facilities, recharge permits, recovery well permits, storage accounts and well construction, abandonment or replacement.

Within each regulatory organization, we have invested in developing cooperative relationships at all levels, from staff to executives to elected and appointed officials, and have adopted a proactive attitude toward regulatory compliance.

Assured and Adequate Water Supply Regulations

We intend to seek access to renewable water supplies as we grow our water resource portfolio. However, we currently rely predominantly on the pumping of groundwater and the generation and delivery of recycled water for non-potable uses to meet future demands in our service areas. Aside from some rights to water through the Central Arizona Project, groundwater (and recycled water derived from groundwater) is the only water supply available to us.

Although we intend to rely on recycled water to help meet water demands in some areas, the infrastructure, permits and customer base necessary to generate and deliver recycled water are not necessarily in place in most of our service areas. In addition, although recycling can extend a limited supply, it does not actually generate a new supply of water. As such, although our proposed generation and delivery of recycled water is likely to help reduce the amount of groundwater that will be required to serve future customers, our ability to serve new customers will remain dependent on our ability to access groundwater. Groundwater is a limited resource in Arizona, and new uses of groundwater are closely regulated in the areas served by us. See "Risk Factors—Business and Operational Factors—Inadequate water supplies and wastewater capacity could have a material adverse effect upon our ability to achieve the customer growth necessary to increase our revenue," included in Part I, Item 1A of this report, for additional information.

Nearly all of our service areas are located in "Active Management Areas" within which the use of groundwater is regulated by ADWR in order to manage ongoing challenges with groundwater overdraft. Under Arizona's assured water supply laws and regulations, a new subdivision inside an Active Management Area must demonstrate that it has an "assured water supply" to the satisfaction of the ADWR before the developer is permitted to sell lots. Demonstration of an assured water supply requires, among other things, that an applicant demonstrate that water supplies will be physically, continuously, and legally available to satisfy the water needs of the proposed use for at least 100 years.

A developer may make an independent showing of an assured water supply resulting in a CAWS for a subdivision or may obtain a written commitment for service from a designated water provider, such as a privately owned water company or a municipal water supplier. Under the latter approach, the water provider must demonstrate satisfaction of assured water supply requirements for the developments within its service areas resulting in a DAWS for the provider. A DAWS is subject to periodic review and renewal by the ADWR and can be increased as demand grows within the service territory, subject to the physical availability of existing water supplies and any additional supplies acquired for use within the DAWS.

At present, we have obtained a DAWS in the Maricopa/Casa Grande region (GW-Santa Cruz) for two distinct service areas for approximately 22,900 acre-feet of water use in total. Over time, we anticipate GW-Santa Cruz will apply to increase the DAWS as sufficient increased demand is established in the area. We have significant unused DAWS capacity in the larger service area in the north, including the incorporated City of Maricopa. In a smaller service area southwest of the City of Maricopa within Pinal County, the DAWS coverage is limited and more constrained by state law and groundwater regulations, which may impact developers' ability to obtain final plat approval if the DAWS is not expanded.

Under our highly efficient Total Water Management model, we have achieved much lower per-unit potable water use rates than would be expected for average developments. In 2025, we used approximately 9,501 acre-feet of the annually available 22,900 acre-feet already permitted in the DAWS.

For our West Valley service territory (GW-Belmont), we are seeking a DAWS in the future. In December 2024, we obtained a DAWS for part of our Pima County service territory (GW-Farmers), effective January 1, 2025. The DAWS covers approximately 5,300 acre-feet of water use, and in 2025, we pumped approximately 985 acre-feet. In our other service areas, we rely upon a CAWS obtained by developers to demonstrate an assured water supply, or will apply for a DAWS in the future when required. There is no assurance that the ADWR would provide a new CAWS, DAWS or add any additional acre-feet to a DAWS in the future.

Outside of Arizona's Active Management Areas, the "adequate water supply" program requires a determination of whether there is an adequate water supply—similar to an assured water supply—but it does not necessarily foreclose development when the showing cannot be made. Unless the county government has voted to make the requirement mandatory, a development (outside of Active Management Areas) that cannot demonstrate access to an adequate water supply is generally required only to disclose this fact, although as a practical matter few developments have proceeded on this basis.

See "Risk Factors—Legal, Regulatory, and Legislative Factors—Our ability to expand into new service areas and to expand current water and wastewater service depends on approval from regulatory agencies. Failure to obtain required regulatory approvals will adversely affect future growth," included in Part I, Item 1A of this report, for additional information.

In June 2025, Ag-to-Urban was signed into law, which is a potentially transformative development for water sustainability, housing, and economic growth across the state. The program allows landowners who cease agricultural operations to convert their water rights for use in new development. According to the ADWR, up to 384,000 acres of agricultural land in the Phoenix and Pinal AMAs are eligible for ag-to-urban conversion, representing an area with the potential to support over 1 million new homes. We anticipate the Ag-to-Urban program will help advance our strategic focus on Total Water Management and support growth across our service areas, while also providing expected benefits to the long-term sustainability of the state's aquifers, including the aquifer beneath the City of Maricopa. The Ag-to-Urban program went into effect on September 26, 2025 and ADWR began accepting applications from landowners the same day.

Other Environmental, Health, and Safety (Including Water Quality) Matters

Our operations also involve the use, storage and disposal of hazardous substances and wastes. For example, our water and wastewater treatment facilities store and use chlorine and other chemicals and generate wastes that require proper handling and disposal under applicable environmental regulations. We could also incur remedial costs in connection with any environmental contamination relating to our operations or facilities, releases or our off-site disposal of wastes. Although we are not aware of any material cleanup or decontamination obligations, the discovery of contamination or the imposition of such obligations arising under relevant federal, state and local laws and regulations in the future could result in additional costs. Our facilities and operations also are subject to requirements under the U.S. Occupational Safety and Health Act and similar laws in Arizona.

Our compliance with all of the environmental, health and safety (including water quality) requirements described above may be subject to inspections and enforcement measures by federal, state and local agencies.

Security

Due to security, vandalism, terrorism and other risks, we take precautions to protect our employees and the water delivered to our customers. In 2002, federal legislation was enacted that resulted in new regulations concerning security of water facilities, including submitting vulnerability assessment studies to the federal government. We have complied with EPA regulations concerning vulnerability assessments and have made filings to the EPA as required. Vulnerability assessments are conducted regularly to evaluate the effectiveness of existing security controls and serve as the basis for further capital investment in security for the facility. Information security controls are deployed or integrated to prevent unauthorized access to company information systems, assure the continuity of business processes dependent upon automation, ensure the integrity of our data and support regulatory and legislative compliance requirements. In addition, communication plans have been developed as a component of our procedures. While we do not make public comments on the details of our security programs, we have been in contact with federal, state and local law enforcement agencies to coordinate and improve the security of our water delivery systems and to safeguard our water supply.

Operations

We treat water to potable standards and also treat, clean, and recycle wastewater for a variety of non-potable uses. A description of these operations follows.

Sources of Water Supply

Our water supplies are primarily derived from groundwater; however, we currently augment these supplies with recycled water and intend to augment them with surface water and increased use of recycled water in the future.

- Potable Water. Our utilities presently employ groundwater systems for potable water production. Water is brought to the surface from underground aquifers (water levels vary from approximately 75 to 700 feet below land surface depending on the area), disinfected and stored in tanks for distribution to customers. In some instances, individual raw water supplies do not meet the legislative requirements for certain constituents. In those cases, we use well-head, centralized, point-of-use and/or blending treatment systems to ensure water quality meets potable standards.

- Recycled Water. Recycled water is created by taking wastewater and applying advanced tertiary treatment (i.e., screening, biological reduction, and filtration and disinfection processes) to create a high quality, non-potable water source. Each step is monitored and controlled in order that the stringent requirements for recycled water are continuously met. Recycled water generated by us meets Arizona's Aquifer Water Quality Standards before it leaves the treatment facility and is recognized as Class A+, the highest quality of recycled water regulated by the ADEQ.

Recycled water can be used for irrigation, facilities cooling, and industrial applications and in a residential setting for toilet flushing and lawn watering.

See "Risk Factors—Business and Operational Factors—Inadequate water supplies and wastewater capacity could have a material adverse effect upon our ability to achieve the customer growth necessary to increase our revenue," included in Part I, Item 1A of this report, for additional information.

Technology

We use sophisticated technology as a principal means of improving our margins. We focus on technological innovations that allow us to deliver high-quality water and customer service with minimal potential for human error, delays, and inefficiencies. The comprehensive technology platform that we use includes supervisory control and data acquisition (SCADA), AMI, and geographical information system (GIS) technologies, which we use to map and monitor our physical assets and water resources on an automated, real-time basis with fewer people than the standard water utility model requires. Our systems allow us to detect and resolve potential problems promptly, accurately, and efficiently before they become more serious, which both improves customer service and optimizes and extends the efficient performance and life of our assets. The comprehensive technology platform that we use includes AMI technology, which allows us to read water meters remotely rather than physically, improves water resources accounting, allows for identification of high water usage and water theft from disconnected meters. We also use automated voice, internet billing, payment processing, and customer service applications that contribute to additional reduced headcount and a reduction in associated personnel costs.

Decentralized Treatment Facilities

We design and build standard, decentralized facilities that are scaled to the service areas they serve in order to achieve optimum efficiency in providing both water and wastewater service. The replication of our standard facility also improves design, construction and operating efficiency because we are able to employ similar, proven processes and equipment and technologies at each of our facilities.

Although there has not traditionally been a significant economic incentive or other reward for automation and resource efficiency in our industry, we believe our use of automation in lieu of labor, together with our emphasis on streamlined operations and conservation, positions us well for continued profitable growth and allows us to take advantage of future incentives or rewards that may be available to water utilities that are able to successfully enhance the use of renewable resources.

Competition

As an owner and operator of regulated utilities, we do not face competition within our existing service areas because Arizona law provides the holder of a CC&N for water and wastewater service with an exclusive right to provide that service within the ACC-designated service area. In addition, the high cost of constructing water and wastewater systems in an existing market creates a barrier to entry. We do, however, face competition from other water and wastewater utilities for new service areas and with respect to the acquisition of smaller utilities. Our principal competitors for new service areas and acquisitions in Arizona are EPCOR Water Arizona Inc., Arizona Water Company, Central States Water Resources, NW Natural Water Company, LLC, Ullico Inc., Liberty Utilities, Community Water of Arizona and Voyager Water Company. Competition for new service areas and acquisitions is based on relationships with municipalities and developers, experience in making acquisitions, the ability to finance and obtain regulatory approval, quality and breadth of products and services, the ability to integrate both water and wastewater service, and implement conservation practices throughout the service areas, price, speed, and ease of implementation.

If we seek to extend our service outside Arizona, we will face competition from other regional or national water utilities for these opportunities.

Although we compete effectively in our regulated businesses, our competitors may have more resources and experience than we have and may therefore have a competitive advantage.

Seasonality

Customer demand for our water during the warmer months is generally greater than other times of the year due primarily to additional consumption of water in connection with irrigation systems, swimming pools, cooling systems and other outside water use. Throughout the year, and particularly during typically warmer months, demand may vary with temperature, as well as the timing and overall levels of rainfall. In the event that temperatures during the typically warmer months are cooler than normal, or if there is more rainfall than normal, the customer demand for our water may decrease and therefore, adversely affect

our revenue. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting our Results of Operations—Weather and Seasonality," included in Part II, Item 7 of this report, for additional information.

Human Capital Resources

Our employees' significant contributions through innovation and standardization are essential to our realized and continued success. We offer a comprehensive compensation and benefits package to attract and retain top talent. In addition to competitive base wages, additional benefits include share-based compensation, Company matched 401(k) plan, healthcare and insurance benefits, flexible spending accounts and paid time off.

As of December 31, 2025, we employed 126 full-time individuals and 3 part-time employees. This represents an overall increase of four employees, or 3% from December 31, 2024 due primarily to hiring additional employees for the newly acquired water systems from the City of Tucson. Currently, none of our employees participate in collective bargaining agreements, and we consider our employee relations to be good.

Our Corporate History

Global Water Resources, LLC ("GWR") was organized in 2003 to acquire, own, and manage a portfolio of water and wastewater utilities in the southwestern region of the United States ("U.S."). Global Water Management, LLC ("GWM") was formed as an affiliated company to provide business development, management, construction project management, operations, and administrative services to GWR and all of its regulated subsidiaries.

In early 2010, the members of GWR made the decision to raise money through the capital markets, and GWR and GWM were reorganized to form Global Water Resources, Inc., a Delaware corporation. The members established a new entity, GWR Global Water Resources Corp. ("GWRC"), which was incorporated under the Business Corporations Act (British Columbia) on March 23, 2010 to acquire shares of GWRI's common stock and to actively participate in its management, business, and operations through its representation on GWRI's Board of Directors. On December 30, 2010, GWRC completed its initial public offering in Canada and its common shares were listed on the Toronto Stock Exchange. On June 5, 2013, the Company sold GWM.

On May 3, 2016, GWRC merged with and into the Company (the "Reorganization Transaction"). At the effective time of the merger, holders of GWRC's common shares received one share of the Company's common stock for each outstanding common share of GWRC. As a result of the merger, GWRC ceased to exist as a British Columbia corporation and the Company, governed by the corporate laws of the State of Delaware, was the surviving entity. The Reorganization Transaction was conditional upon the concurrent completion of an initial public offering of shares of common stock of the Company in the U.S., which was completed on May 3, 2016.

Available Information

We maintain an internet website at www.gwresources.com. We electronically file with the SEC our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), proxy statements and the reports filed pursuant to Section 16(a) of the Exchange Act. Copies of these reports and proxy statements are accessible through our website, free of charge, as soon as reasonably practicable after these reports and proxy statements are filed electronically with, or furnished to, the SEC. To access these reports and proxy statements, go to our website at www.gwresources.com. The foregoing information regarding our website is provided for convenience and the content of our website is not deemed to be incorporated by reference in this report filed with the SEC. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov.

ITEM 1A.   Risk Factors

In addition to the other information set forth in this report, you should carefully consider the following factors, which could materially affect our business, financial condition, or results of operations in future periods. The risks described below are not the only risks facing our company. Additional risks not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition, or results of operations in future periods.

Legal, Regulatory, and Legislative Factors

We are subject to the jurisdiction and regulations of the ACC, the primary utility regulator in Arizona, and our financial condition depends upon our ability to recover costs in a timely manner from customers through regulated rates.

We are subject to comprehensive regulation by several federal, state and local regulatory agencies that significantly influence our business, liquidity and results of operations. In particular, the ACC is the regulatory authority with jurisdiction over privately-held water and wastewater utilities and our ability to fully recover costs from utility customers in a timely manner. The ACC has exclusive constitutional authority related to ratemaking and extensive constitutional authority to mandate accounting treatments, authorize long-term financing programs, evaluate significant capital expenditures and plant additions, examine and regulate transactions between a regulated subsidiary and its affiliated entities and approve or disapprove some reorganizations, mergers and acquisitions prior to their completion. Additionally, the ACC has statutory authority to oversee service quality and consumer complaints and approve or disapprove expansion of service areas. The ACC is comprised of five elected members, each serving four-year terms. Our profitability is affected by the rates we may charge and the timeliness of recovering costs incurred through our rates. Accordingly, our financial condition and results of operations are dependent upon the satisfactory resolution of any rate proceedings and ancillary matters which may come before the ACC. In addition, the ACC may reopen prior decisions and modify otherwise final orders under certain circumstances. Decisions made by the ACC could have a material adverse impact on our financial condition, results of operations and cash flows.

For example, in connection with the current rate case for our GW-Santa Cruz and GW-Palo Verde utilities, which serve approximately 87.3% of our total active service connections as of December 31, 2025, the written testimonies of the ACC Staff and RUCO included recommendations that materially differed from the rate case applications filed by the GW-Santa Cruz and GW-Palo Verde, including relating to net annual revenue and certain write-offs and disallowances. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Rate Regulation Updates", included in Part II, Item 7 of this report for additional information. There can be no assurance that we will be successful in reconciling the differences between the GW-Santa Cruz and GW-Palo Verde rate case applications and the ACC Staff's and RUCO's testimonies. If ultimately adopted by the ACC, these recommendations would have a material adverse impact on our results of operations, cash flows and ability to raise capital needed to invest in future growth. Additionally, these impacts could, among other things, limit our ability to fund system replacements and improvements internally, as well as constrain our ability to respond to unforeseen needs or regulatory requirements, which may lead to increased service interruptions and higher costs over time.

New or stricter regulatory standards or other governmental actions could increase our regulatory compliance and operating costs, require us to alter our existing distribution or treatment facilities, and/or cause us to build additional facilities, which could cause our profitability to suffer, particularly if we are unable to increase our rates to offset such costs.

In Arizona, water and wastewater utilities are subject to regulation by water, environmental, public utility and health and safety regulators, and the Company's utilities are required to obtain environmental permits from governmental agencies in order to operate their facilities. Applicable regulations, such as standards surrounding PFAS, relate to, among other things, standards and criteria for drinking water quality and for wastewater discharges, customer service and service delivery standards, waste disposal and raw groundwater abstraction limits and rates, and charges for our regulated service. There may be instances in the future when the Company is not in compliance, or cannot achieve compliance with new and evolving laws, regulations, and permits without incurring additional operating costs.

To comply with federal, state and local environmental laws, our existing facilities may need to be altered or replaced, which may cause us to incur significant additional costs. Altered and new facilities and other capital improvements must be constructed and operated in accordance with multiple requirements, including, in certain cases, an Aquifer Protection Permit issued by the ADEQ, Arizona Pollution Discharge Elimination System permits from the ADEQ and an air quality permit from Maricopa or Pinal Counties. The provision of potable water is subject to, among others, the requirements of the federal Safe Drinking Water Act, and effluent from wastewater treatment facilities must comply with other requirements. Regulated contaminants and associated MCLs may continue to change over time, requiring us to alter or build additional treatment facilities.

Our costs of complying with current and future governmental laws and regulations could adversely affect our business or results of operations. If we fail to comply with these laws, regulations or permits, we could be fined or otherwise sanctioned by regulators and our operations could be curtailed or shut down. We may also be exposed to product liability or breach of contract claims by third parties resulting from our noncompliance. These laws and regulations are complex and change frequently, and these changes may cause us to incur costs in connection with the remediation of actions that were lawful when they were taken. Failure by us to observe the conditions and comply with the requirements of permits and other applicable laws and regulations could result in delays, additional costs, fines and other adverse consequences, including the inability to proceed with development in our service areas.

We may incur higher compliance or remediation costs than expected in any particular period and may not be able to pass those increased costs along to our customers immediately through rate increases, or at all. This is because we must obtain regulatory approval to increase our rates, which can be time-consuming and costly and our requests for increases may not be approved in part or in full.

We are required to test our water quality for certain parameters and potential contaminants on a regular basis. If the test results indicate that parameters or contaminants exceed allowable limits, we may be required either to commence treatment to remedy the water quality or to develop an alternate water source. Either of these outcomes may be costly, and there can be no assurance that the regulatory authorities would approve rate increases to recover these additional compliance costs. In addition, by the time that test results are available, contaminated water may have been provided to customers, which may result in liability for us and damage our reputation.

In addition, governments or government agencies that regulate our operations may enact legislation or adopt new requirements that could have an adverse effect on our business, including:

- restricting ownership or investment;

- providing for the expropriation of our assets by the government through condemnation or similar proceedings;

- providing for changes to water and wastewater quality standards;

- requiring cancellation or renegotiation of, or unilateral changes to, agreements relating to our provision of water and wastewater service;

- changing regulatory or legislative emphasis on water conservation in comparison to other goals and initiatives;

- promoting an increase of competition among water companies within our designated service areas;

- requiring the provision of water or wastewater service at no charge or at reduced prices;

- restricting the ability to terminate service to customers whose accounts are in arrears;

- restricting the ability to sell assets or issue securities;

- adversely changing tax, legal or regulatory requirements, including employment, property ownership or general business regulations;

- changing environmental requirements and the imposition of additional requirements and costs on our operations;

- changes in the charges applied to raw water abstraction;

- changes in rate making policies; or

- restrictions relating to water use and supply, including restrictions on use, increased offsetting groundwater replenishment obligations, changes to the character of groundwater rights and settlement of Native American claims.

We have significant obligations under ICFAs, yet funds from our ICFAs are dependent on development activities by developers which we do not control, and are also subject to certain regulatory requirements.

Prior to 2014, we extended water and wastewater infrastructure financing to developers and builders through ICFA contracts. Our investment can be considerable, as we phase-in the construction of facilities in accordance with a regional master plan, as opposed to a single development. Developers and builders pay us agreed-upon fees upon the occurrence of specified development events for their development projects. The ACC requires us to record a portion of the funds we receive under ICFAs as CIAC, which are funds or property provided to a utility under the terms of a collection main extension agreement and/ or service connection tariff, the value of which are not refundable. Amounts received as CIAC and expended on construction projects reduce our rate base once utility plants are placed in service.

The developer is not required to pay the bulk of the agreed-upon fees until a development receives platting approval. Accordingly, we cannot always accurately predict or control the timing of the collection of our fees. If a developer encounters difficulties, such as experienced during the Great Recession and associated real estate market downturn, that result in a complete or partial abandonment of the development or a significant delay in its completion, such as experienced with the Company's Southwest Plant, we will have planned, built and invested in infrastructure that will not be supported by development and will not generate either payments under the applicable ICFA or cash flows from providing service. As a result, our return on our investment and cash flow stream could be adversely affected.

Our ability to expand into new service areas and to expand current water and wastewater service depends on approval from regulatory agencies. Failure to obtain required regulatory approvals will adversely affect future growth.

In Arizona, the ACC is the regulatory authority that oversees the formation, expansion and ongoing operations of water and wastewater utilities. The ACC has authority, among other things, to determine service areas for utility providers. In order for our owned utilities to provide water or wastewater service, they must obtain a CC&N for a service area before they can service that area. In addition, our owned utilities and/or the developments that we serve must demonstrate to the ADWR that there exists a 100-year water supply and obtain either a CAWS, which is a certificate issued by the ADWR evidencing sufficient groundwater, surface water, or effluent of adequate quality will be continuously available to satisfy the water needs of the proposed use for at least one hundred years and which applies to a specific subdivision, or a DAWS, which applies to the utility's entire service area. The designation area is generally coterminous with the CC&N and can grow into adjacent areas as needed. Further, our wastewater facilities require ADEQ and/or EPA permits that regulate, among other things, the level of discharges from our facilities, the size of our facilities and the location of our facilities. Any inability to obtain the necessary regulatory approvals, assured water supplies or environmental permits would limit our ability to expand our water or wastewater service areas.

In particular, water resource constraints exist in certain areas within Pinal County near and around the City of Maricopa. We have obtained a DAWS in the Maricopa/Casa Grande region (GW-Santa Cruz) for two distinct service areas for approximately 22,900 acre-feet of water use in total. We have significant unused DAWS capacity in the larger service area in the north, including the incorporated City of Maricopa. In a smaller service area southwest of the City of Maricopa within Pinal County, the DAWS coverage is limited and more constrained by state law and groundwater regulations, which may impact developers' ability to obtain final plat approval if the DAWS is not expanded. While we believe we have sufficient capacity for many years to support connection growth in this area, it is the increase in land entitlement that may exceed the allocation of the smaller service area within the DAWS, which in turn may limit future plat approvals. We are working with our development partners and others to develop long-term solutions for this area. See "Business—Regulation—Assured and Adequate Water Supply Regulations", included in Part I, Item 1 of this report.

In addition, if we choose to expand to states other than Arizona, we may have difficulty acquiring the necessary approvals and permits or complying with environmental, health and safety or quality standards of such states. See "—Business and Operational Factors — Doing business in jurisdictions other than Arizona may present unforeseen regulatory, legal and operational challenges that could impede or delay our operations or adversely affect our profitability.*"*

Proposals to change utility policy in Arizona made through legislative, regulatory, or ballot initiatives may impact our growth, business plans, and financial condition.

In Arizona, a person or organization may file a ballot initiative with the Arizona Secretary of State and, if a sufficient number of verifiable signatures are submitted, the initiative may be placed on the ballot for the public to vote on the matter. Ballot initiatives may relate to any matter, including taxes and policy and regulation related to our industry, and may change statutes or the state constitution in ways that could impact our customers, the Arizona economy, and the Company. The passage of certain initiatives could depress expected population growth, impact our business or growth plans and have a material adverse impact on our financial condition, results of operations or cash flows.

We are subject to environmental risks that may subject us to clean-up costs or litigation that could adversely affect our business, operating results, financial condition, and prospects.

Under various federal and state environmental laws, regulations, ordinances and other requirements, a current or previous owner or operator of real property or a facility may be liable for the costs of removal, remediation or containment of hazardous or toxic substances on, under, in or released from such property. These liabilities are not limited to a potential effect on our water supply and include, but are not limited to, liabilities associated with air, soil or groundwater contamination at any real estate or facilities we own or operate, including liabilities assumed in an acquisition of another utility. Environmental laws often impose liability regardless of whether the owner or operator knew of or was responsible for the presence of the hazardous or toxic substances. Although we currently conduct environmental screening assessments on new properties that we propose to

acquire or use to identify significant sources of contaminants on surrounding properties, these assessments are not comprehensive, nor have they been conducted for all of the property owned or used by us. As a result, hazardous or toxic substances may exist at properties owned or used by us. If previously unknown hazardous or toxic substances are discovered at real property or facilities owned or used by us (including a landfill owned by another party that is used by us for disposal of hazardous substances), we could incur significant remediation costs, liability exposure or litigation expenses that could adversely affect our profitability, results of operations, liquidity and cash flows.

Changes in, interpretations of, or enforcement trends related to tax rules and regulations may adversely affect our effective income tax rates or operating margins and we may be required to pay additional tax assessments.

Our effective income tax rate could be adversely affected by various factors, many of which are outside of our control, including:

- changes in tax laws, regulations, and/or interpretations of such tax laws in multiple jurisdictions, including but not limited to U.S. federal and state regulations or interpretations resulting from the OBBBA;

- increases in corporate tax rates and the availability of deductions or credits;

- tax effects related to purchase accounting for acquisitions; and

- resolutions of issues arising from tax examinations and any related interest or penalties.

Our determination of tax liabilities is always subject to review or examination by applicable tax authorities. Any adverse outcome of such review or examination could have a material adverse effect on our financial condition and results of operations.

Significant judgment is required in determining our provision for income taxes. Our calculation of the provision for income taxes is subject to our interpretation of applicable tax laws in the jurisdictions in which we file. In addition, our income tax returns are subject to periodic examination by the IRS and other taxing authorities.

We are exposed to various risks relating to legal proceedings or claims that could materially adversely affect our operating results.

GWRI and its subsidiaries are occasionally a party to lawsuits in the normal course of our business, such as a recently filed class action lawsuit regarding water quality. Responding to lawsuits brought against us—and litigation in general—can be expensive, lengthy, and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. Unfavorable outcomes from these claims and/or lawsuits could materially adversely affect GWRI's business, results of operations and financial condition, and we could incur substantial monetary liability and/or be required to change our business practices.

Our water and wastewater systems are subject to condemnation by governmental authorities, which may result in the receipt of less than the fair market value of our assets, and a loss of revenue from our operations.

Municipalities and other governmental subdivisions have historically been involved in the provision of water and wastewater service, and efforts may arise from time to time to convert some or all of our assets to public ownership and operation. Arizona law provides for the acquisition of public utility property by governmental agencies through their power of eminent domain, also known as condemnation. For example, the assets of our former utility subsidiaries, Cave Creek Water Co. and Valencia Water Company, Inc., were acquired from us by municipalities pursuant to condemnation proceedings, and our other utility subsidiaries could be subjects of such proceedings in the future. Should a municipality or other governmental subdivision seek to acquire some or all of our assets through eminent domain, we would likely resist the acquisition.

Contesting an exercise of condemnation through eminent domain may result in costly legal proceedings and may divert the attention of our management from the operation of our business. Moreover, our efforts to resist any such condemnation may not be successful.

If a municipality or other governmental subdivision succeeds in acquiring some or all of our assets through eminent domain, there is a risk that we will not receive adequate compensation for such assets and that we will incur significant one-time charges. Condemnation also results in a loss of revenue from the operations of the affected utility.

Business and Operational Factors

The risk of natural adverse weather conditions, pandemic outbreaks, global political events, war or terrorism could disrupt our business, impacting operating costs and capital expenditures.

Our facilities are located in areas which have been and could be subject to natural disasters such as drought, floods, fires or earthquakes. Adverse weather conditions or other extreme changes in the weather, including resulting electrical and technological failures, may disrupt our business and adversely affect operating costs and capital expenditures. In addition, our service areas are susceptible to pandemic outbreaks, terrorist acts and operations may be affected by disruptive political events, both global and domestic, such as civil unrest in countries in which our vendors are located or products are manufactured, and in the U.S. where protests and other disturbances may affect our ability to operate.

We may have difficulty recruiting and retaining qualified personnel, and due to the technical and specialized nature of our business, our profitability may suffer if we do not have the necessary workforce.

Our operating utilities require some of our employees to be certified operators of record, a designation requiring specialized training and certification in water and wastewater systems. As workers with these qualifications retire in the industry, we may be unable to replace them readily in view of the relatively low number of younger workers that we believe are entering the workforce to pursue this line of work. Our operations require a variety of other technical skills and specialties in the areas of engineering, systems analysis, laboratory work and equipment repair, and we may have difficulty recruiting and retaining personnel with these skills. If we cannot maintain an employee base with the skills necessary to conduct our operations, our efficiency, margins and ability to expand our business could be adversely affected.

Increased operating expenses associated with the expansion of our business may negatively impact our operating income.

Increased operating expenses associated with any expansion of our business may negatively impact our income as we, among other things:

- seek to acquire new utilities and service areas;
- expand geographically within and outside of Arizona;
- make significant capital expenditures to support our ability to provide service in our existing service areas;
- fund development costs for our system and technology; and
- incur increased general and administrative expenses as we grow.

As a result of these factors, we may not sustain or increase our profitability on an ongoing basis.

Climate variability may cause increased volatility in weather and may impact water usage and related revenue or require additional expenditures, all of which may not be fully recoverable in rates or otherwise.

The issue of climate variability is receiving increasing attention nationally and worldwide. There is consensus among climate scientists that there will be worsening of weather volatility in the future associated with climate variability. Many climate variability predictions present several potential challenges to water and wastewater utilities, including us, such as:

- increased frequency and duration of droughts;
- challenges associated with changes in temperature or increases in ocean levels;
- potential degradation of water quality;
- decreases in available water supply and changes in water usage patterns;
- increased precipitation and flooding;
- increased frequency and severity of storms and other weather events;
- increases in disruptions in service;
- increased costs to repair damaged facilities; or
- increased costs to reduce risks associated with the increasing frequency and severity of natural events, including to improve the resiliency and reliability of our water and wastewater treatment and conveyance facilities and systems.

Because of the uncertainty of weather volatility related to climate variability, we cannot predict its potential impact on our business, financial condition, results of operations, cash flows and liquidity. Furthermore, laws and regulations have been enacted that seek to reduce or limit greenhouse gas emissions and require additional reporting and monitoring, and these regulations may become more pervasive or stringent in light of changing governmental agendas and priorities, although the exact nature and timing of these changes is uncertain. There can be no assurance that we would be able to recover any expenditures or costs associated with the impact of climate variability and related laws and regulations on a timely basis, or at all, for our regulated utilities through the rate setting process.

We do not control when and where a developer may request service within our service areas, and if this occurs outside the location and capacity of existing infrastructure, it may require significantly more capital expenditures than currently anticipated.

If a developer has an ICFA, and/or once a developer has entered into a service agreement with our utility subsidiary and the property being developed has been included within a service area, we have the obligation to serve under the terms of those agreements and existing regulations. Although we have built substantial modern infrastructure within these utilities in areas where development is currently occurring, there is the potential that a developer may request service in another location within the service area. Extending/expanding the existing infrastructure to provide service may result in the need to make additional, currently unplanned, capital improvements, and there is no guarantee that we may recover our costs timely. As a result, our return on our investment and cash flows could be adversely affected.

Inadequate water supplies and wastewater capacity could have a material adverse effect upon our ability to achieve the customer growth necessary to increase our revenue.

Our ability to meet the existing and future water demands of our customers depends on an adequate supply of water. In many areas of Arizona (including certain areas that we service), water supplies are limited and, in some cases, current usage rates exceed sustainable levels for certain water resources. Additionally, regulatory restrictions on the use of groundwater and the development of groundwater wells, lack of available water rights, drought, overuse of local or regional sources of water, protection of threatened species or habitats or other factors, including climate change, may limit the availability of ground or surface water. No assurance can be given that we will be able to produce or purchase enough water to fully satisfy future customer demand. Further, we can make no guarantee that we will always have access to an adequate supply of water that will meet all quality standards, or that the cost of water will not adversely affect our operating results.

As discussed above, we currently rely predominantly on the pumping of groundwater and the generation and delivery of recycled water for non-potable uses to meet future demands in our service areas. At present, groundwater (and recycled water derived from groundwater) is the primary water supply available to us. In areas where we have not applied for a DAWS, we have not performed hydrological studies or modeling to evaluate the amount of groundwater likely to be available to meet present and expected future demands. Insofar as we intend to rely on the pumping of groundwater and the generation and delivery of recycled water to meet future demands in our current service areas, our ability and/or the ability of developers inside of our service areas to meet regulatory requirements and to demonstrate assured and adequate water supplies is essential to the continued growth of our service connections and our capacity to supply water to our customers. In the event that our wells cannot meet customer demand, we may, under certain circumstances, purchase water from surrounding municipalities, agencies and other utilities. However, the cost of purchasing water is typically more expensive than producing it. Furthermore, these alternative sources may not always have an adequate supply to sell to us.

Insufficient availability of water or wastewater treatment capacity could materially and adversely affect our ability to provide for expected customer growth necessary to increase revenue. We continuously look for new sources of water to augment our reserves in our service areas, but we have not yet obtained material surface water rights. Our ability to obtain such rights may depend on factors beyond our control, such as the future availability of Colorado River water supplies. We also plan to construct facilities and obtain the necessary permits to recharge recycled water to stretch and augment our existing and planned future water supplies, but we do not yet have this capability in all of our service areas. As a result, it is possible that, in the future, we will not be able to obtain sufficient water or water supplies to increase customer growth necessary to increase or even maintain our revenue.

If we are unable to access adequate water supplies, such water shortage could adversely affect our business operations, results of operations, cash flows and financial position in a variety of other ways, which may include, but are not limited to, the following:

- water rationing;
- adverse changes to water supply mix, causing us to rely on more expensive purchased water;

- increased operating costs;

- increased risk of contamination to water systems due to the inability to maintain sufficient pressure;

- increased capital expenditures for building pipelines to connect to alternative sources of supply, new wells to replace those that are no longer in service or are otherwise inadequate to meet the needs of customers and reservoirs and other facilities to conserve or reclaim water; and

- regulatory authorities refusing to approve new service areas if an adequate water supply cannot be demonstrated and restricting new customer connections in existing service areas if there is not sufficient water.

We may or may not be able to recover increased operating and construction costs as a result of water shortages on a timely basis, or at all, for our regulated utilities through the rate setting process.

If we do not manage our anticipated growth effectively, we may not be able to develop or implement the infrastructure necessary to support our operations and could suffer a loss of profitability.

Although we may not be able to achieve similar growth as we have seen since our formation in 2003, or any growth at all, in future periods, we expect to continue to significantly expand our facilities, infrastructure, marketing, testing, management and administrative operations, as well as our financial and accounting controls. This expansion has placed, and will continue to place, strain on our management and administrative, operational, technical and financial infrastructure. If management is unable to manage growth effectively, the quality of our service, our ability to attract and retain key personnel and our business or prospects could be harmed significantly.

To manage growth effectively, we must:

- continue to expand our water management capacity;

- retain key management and augment our management team;

- continue to enhance our technology, operations and financial and management systems;

- manage multiple relationships with our customers, regulators, suppliers and other third parties; and

- expand, train and manage our employee base.

We may not be able to effectively manage any expansion in one or more of these areas, and our failure to do so could harm our ability to maintain or increase revenue and operating results. The expenses incurred in pursuing growth could increase without a corresponding increase in our revenue base, which could decrease operating results and profit margin. In addition, future growth may require us to make significant capital expenditures or incur other significant expenses and may divert the attention of our personnel from our core business operations, any of which could affect our financial performance adversely.

We face risks associated with the design, construction, and operation of our systems that may adversely affect our business and financial condition.

We are responsible for the design, construction, installation, and maintenance of our water treatment, reclamation, and distribution systems. We could be adversely affected by a failure to complete our construction projects on time or on budget, and a substantial delay in the progress of construction due to adverse weather, work stoppages, shortages of materials or labor, non-issuances of permits, nonperformance of suppliers or contractors, or other factors could result in a material increase in the overall cost of such projects.

We cannot guarantee that our systems will operate as designed or be free from defects. The failure of our systems to operate properly could cause significant public harm. Any defects in our systems or significant reliability, quality, or performance problems with respect to our systems or service could have a number of negative effects on our profitability, results of operations, liquidity, and cash flows, including:

- loss of revenue;

- diversion of management and development resources and the attention of engineering personnel;

- significant customer relations problems;

- increased repair, support, and insurance expenses;

- adverse regulatory actions; and

- legal actions for damages by our customers, including but not limited to damages based on commercial losses and effects on human health.

Operating costs, construction costs and costs of providing service can be volatile and may rise faster than revenue.

Our ability to increase rates over time is dependent upon approval of rate increases by the ACC, which may be inclined, for political or other reasons, to limit rate increases. However, our costs are subject to market conditions and other factors, and may increase significantly. For example, costs for chemicals used to treat water and wastewater, as well as costs for power used to operate pumps and other equipment, can be volatile. See "—Operational Factors—We depend on an adequate supply of electricity and chemicals for the delivery of our water, and an interruption in the supply of these inputs or increases in their prices could adversely affect our results of operations."

Additionally, the second largest component of our operating costs after water production is made up of salaries and wages. These costs are affected by the local supply and demand for qualified labor. Other large components of our costs are general insurance, workers' compensation insurance, employee benefits and health insurance costs. These costs may increase disproportionately to rate increases authorized by utility regulators and may have a material adverse effect on our financial condition and results of operations.

Contamination of the water supplied by us may result in disruption in our service, loss of credibility, lower demand for our service and potential liability that could adversely affect our business and financial condition.

Our water supplies are subject to contamination, including contamination from compounds, chemicals in groundwater systems, pollution resulting from man-made sources (such as perchlorate and methyl tertiary butyl ether) and possible biological terrorist attacks. Contamination of water sources can lead to human death and illness, damage to natural resources and other parts of the environment and cause other harms. Among other things, if we are found to be liable for consequences of water contamination arising out of human exposure to hazardous substances in our water supplies or other damage, we would be subject to civil or criminal enforcement actions, litigation and other proceedings or clean up obligations. Further, our insurance policies may not apply or be sufficient to cover the costs of these claims, which could be significant.

Cleaning up water sources can be very expensive and if we are required to do so, it could have a material and adverse effect on our business, operating results and financial condition. In the event that our water supply is contaminated, we may have to interrupt or stop the use of that water supply until we are able to treat the water or to substitute the supply of water from another water source, including, in some cases, through the purchase of water from a supplier. We may incur significant costs in order to warn consumers and to treat the contaminated source through expansion of current treatment facilities or development of new treatment methods. Using a new water source is generally associated with increased costs compared to an existing water source and, as indicated above, purchasing water is typically more expensive than obtaining the water from other means. If we are unable to treat or substitute our water supply in a cost-effective manner, our financial condition, results of operations, cash flows, liquidity and reputation may be adversely affected. We may not be able to recover costs associated with treating contaminated water or developing new sources of supply through the rate setting process or through insurance.

We depend on an adequate supply of electricity and chemicals for the delivery of our water, and an interruption in the supply of these inputs or increases in their prices could adversely affect our results of operations.

We rely on purchased electrical power to operate the wells and pumps that are needed in order to supply potable and recycled water to our customers. An extended interruption in power supply that we cannot remediate through the use of backup generators could adversely affect our ability to continue these operations. Electrical power costs are beyond our control and can increase unpredictably and in substantial amounts. Under these circumstances, our cash flows between our general rate case filings and our earnings may be adversely affected until the ACC has authorized a rate increase.

In addition, we require bulk supplies of chemicals for water and wastewater treatment, and if we were to suffer an interruption of supply that we cannot replace quickly, we might not be able to perform these functions adequately. Supply chain constraints may result in increased costs of supplies, products and materials that are critical to or used in the Company's business operations. Also, some chemicals are available from a single source or a limited number of sources. There is no assurance that these suppliers will continue to produce the chemicals in the quantities and quality and at the times they are needed. Moreover, the replacement of any of these suppliers could lead to significant delays and increase in our costs.

Our utilities business is subject to seasonal fluctuations and other weather-related conditions, such as droughts, which could adversely affect the supply of and demand for our service and our results of operations.

We depend on an adequate water supply to meet the present and future needs of our customers. Whether we have an adequate water supply depends upon a variety of factors, including underground water supply from which groundwater is pumped, the rate at which it is recharged by rainfall and snowpack and changes in the amount of water used by our customers. In particular, the arid western U.S. region, which includes our present and potential service areas, has been required to deal with general conditions of water scarcity exacerbated by extended periods of drought.

Drought conditions could interfere with our sources of water supply and could adversely affect our ability to supply water in sufficient quantities to our existing and future customers. Any future interruption to our water supply or restrictions on water usage during drought conditions or other legal limitations on water use could result in decreased customer billing and lower revenue or higher expenses that we would not be able to recoup without prior regulatory approval for a rate increase, which may not be granted. These conditions could also lead to increases in capital expenditures needed to build infrastructure to secure alternative water sources. Furthermore, customers may use less water even after a drought has ended because of conservation patterns developed during the drought. Population growth could also decline under drought conditions as individuals and businesses move out of the area or elect not to relocate to our service areas. Lower water use for any reason could lead to lower revenue.

Demand for water is seasonal and varies with temperature and rainfall levels. If temperatures during the typically warmer months are cooler than normal, or if there is more rainfall than normal, the demand for our water may decrease, which would adversely affect our profitability, results of operations, liquidity and cash flows. Consequently, the results of operations for one quarter are not necessarily indicative of results for future quarters or the full year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting our Results of Operations—Weather and Seasonality," included in Part II, Item 7 of this report, for additional information.

Our operations of regulated utilities are currently located exclusively in the state of Arizona, and more specifically approximately 81.9% of our active service connections are within a single municipality, which increases the impact of local conditions on our results of operations.

The customers of our regulated utilities are currently located exclusively in the state of Arizona and 81.9% of our active service connections are located in the City of Maricopa, Arizona. As a result, we cannot diversify or mitigate the risks presented by local regulatory, economic, political, demographic and weather conditions in this area. An adverse change in any of these conditions would therefore affect our profitability, results of operations, liquidity and cash flows more significantly than if our utilities operated more broadly in other geographic areas.

If future acquisitions do not achieve sufficient profitability relative to expenses and investment, our business and ability to finance our operations could be materially adversely affected.

A typical element of a utility growth strategy is the acquisition or development of other water and wastewater utilities. The potential negotiation of future acquisitions and development of new projects could require us to incur significant costs and expose us to significant risks, including:

- risks relating to the condition of assets acquired and exposure to residual liabilities of prior businesses;

- operating risks, including equipment, technology and supply problems, failure to achieve expected synergies and operating efficiencies, regulatory requirements and approvals necessary for acquisitions;

- risks that potential acquisitions may require the disproportionate attention of our senior management, which could distract them from the management of our existing business;

- risks related to our ability to retain experienced personnel of the acquired company; and

- risks that certain acquisitions may require regulatory approvals, which could be refused or delayed and which could result in unforeseen regulatory expenses or unfavorable regulatory conditions.

These issues could have a material adverse effect on our business and our ability to finance our operations. The businesses and other assets we acquire in the future may not achieve sufficient revenue or profitability to justify our investment, and any difficulties we may encounter in the integration process could interfere with our operations, reduce operating margins, and divert management's attention. Acquisitions could also result in dilutive issuance of our equity securities, incurrence of debt and contingent liabilities and fluctuations in quarterly results and expenses.

The nature of our business exposes us to various liability claims, which may exceed the level of our insurance coverage and thereby not be reimbursed fully by insurance proceeds, or not be covered by our insurance at all, and may also make it difficult for us to obtain insurance coverage at affordable rates.

In recent years, societal factors have resulted in increased litigation and escalating monetary claims against industries and employers. Although the national insurance market currently provides insurance coverage at affordable premiums, there is no guarantee this will continue or that we will continue to be able to obtain coverage against catastrophic claims and losses. While we may self-insure for some risks in the future, should an uninsured or underinsured loss occur, we may be unable to meet our obligations as they become due.

The operation of our utilities is subject to the normal risks of occupancy as well as the additional risks of receiving, processing, treating and disposing of water and waste materials. As a safeguard, we currently maintain general liability and workers' compensation insurance coverage, subject to deductibles at levels we believe are sufficient to cover future claims made during the respective policy periods. However, we may be exposed to multiple claims, including workers' compensation claims, that do not exceed our deductibles, and, as a result, we could incur significant out-of-pocket costs that could materially adversely affect our business, financial condition and results of operations. In addition, the cost of insurance policies may increase significantly upon renewal of those policies as a result of general rate increases for the type of insurance we carry as well as our historical experience and experience in our industry. Our future claims may exceed the coverage level of our insurance, and insurance may not continue to be available on economically reasonable terms, or at all. If we are required to pay significantly higher premiums for insurance, are not able to maintain insurance coverage at affordable rates, or if we must pay amounts in excess of claims covered by our insurance, we could experience higher costs that could materially adversely affect our business, financial condition and results of operations.

Any failure of our network of treatment facilities, water and wastewater pipes and water reservoirs could result in losses and damages that may affect our financial condition and reputation.

Our utilities distribute water and collect wastewater through an extensive network of pipes and store water in reservoirs located across our service areas. A failure of major pipes or reservoirs could result in injuries and property damage for which we may be liable. The failure of major pipes and reservoirs may also result in the need to shut down some facilities or parts of our network in order to conduct repairs. Any failures and shutdowns may limit our ability to supply water in sufficient quantities to customers and to meet the water and wastewater delivery requirements prescribed by applicable utility regulators, which would adversely affect our financial condition, results of operations, cash flows, liquidity and reputation.

We may have difficulty accomplishing our growth strategy within and outside of our current service areas. This would cause us to rely more heavily on regulatory rate increases to increase our revenue.

Our ability to expand our business, both within our current service areas and into new areas, involves significant risks, including, but not limited to:

- not receiving or maintaining necessary regulatory permits, licenses or approvals;

- downturns in economic or population growth and development in our service areas;

- risks related to planning and commencing new operations, including inaccurate assessment of the demand for water, engineering and construction difficulties and inability to begin operations as scheduled;

- droughts or water shortages that could increase water conservation efforts to a point that materially reduces revenue;

- regulatory restrictions or other factors that could adversely affect our access to sources of water supply;

- our potential inability to identify suitable acquisition opportunities or to form the relationships with developers and municipalities necessary to form strategic partnerships; and

- barriers to entry presented by existing water utilities in prospective service areas.

If we are unable to execute our growth strategy effectively, we will need to rely more heavily on regulatory rate increases to increase our revenue. However, there can be no assurance that the regulatory authorities will approve any rate increases.

Risks associated with the collection, treatment and disposal of wastewater and the operation of water utilities may impose significant costs that may not be covered by insurance, which could result in increased insurance premiums.

The wastewater collection, treatment and disposal operations of our utilities are subject to substantial regulation and involve significant environmental risks. If collection or sewage systems fail, overflow or do not operate properly, untreated wastewater or other contaminants could spill onto nearby properties or into nearby streams and rivers, potentially causing damage to

persons or property, injury to the environment including aquatic life and economic damages, which may not be recoverable in rates. This risk is most acute during periods of substantial rainfall or flooding, which are the main causes of sewer overflow and system failure. Liabilities resulting from such damage could adversely and materially affect our business, results of operations and financial condition. Moreover, in the event that we are deemed liable for any damage caused by overflow, losses might not be covered by insurance policies, and such losses may make it difficult to secure insurance in the future at acceptable insurance premium rates. Similarly, any related business interruption or other losses might not be covered by insurance policies, which would also make it difficult for us to secure insurance in the future at acceptable insurance premium rates.

We may also incur liabilities under environmental laws and regulations requiring investigations and cleanup of environmental contamination at our properties or at off-site locations where there have been adverse environmental impacts. The discovery of previously unknown conditions, or the imposition of cleanup obligations in the future, could result in significant costs, and could adversely affect our financial condition, results of operations, cash flows and liquidity. Such remediation losses may not be covered by insurance policies and may make it difficult for us to secure insurance in the future at acceptable insurance premium rates.

We are subject to industrial risks that could adversely affect our results of operations.

The operations of our water and wastewater treatment plants involve physical, chemical and biological processes and the use of pumps, generators and other industrial equipment. As a result, our operations are subject to various industrial risks, including chemical spills, discharges or releases of toxic or hazardous substances or gases, effects resulting from confined operating spaces, fires, explosions, mechanical failures, storage tank leaks and electric shock. These risks can result in personal injury, loss of life, catastrophic damage to or destruction of property and equipment or environmental damage and related legal proceedings, including those commenced by regulators, neighbors or others. They may also result in an unanticipated interruption or suspension of our operations and the imposition of liability. The loss or shutdown over an extended period of operations at any of our treatment facilities or any losses relating to these risks could have a material adverse impact on our profitability, results of operations, liquidity and cash flows.

We face competition for new service areas and acquisition targets.

We face competition from other water and wastewater utilities for new service areas and with respect to acquisitions of smaller utilities. These competitors consist primarily of municipalities and investor-owned utilities seeking expansion opportunities. Some of our competitors are larger than we are and have more resources and access to capital than we do. If we are unable to compete effectively for new service areas and acquisitions of existing utilities, our ability to increase our rate base and revenue could be adversely affected.

Service interruptions, including due to any disruption or problem at our facilities could increase our expenses.

A natural disaster (such as an earthquake, fire or flood) or an act of terrorism could cause substantial delays in our operations, damage or destroy our equipment or facilities and cause us to incur additional expenses and lose revenue. The insurance we maintain against natural disasters may not be adequate to cover our losses in any particular case, which would require us to expend significant resources to replace any destroyed assets, thereby materially and adversely affecting our financial condition and prospects.

Other global incidents, such as a pandemic or other public health crisis, could have a similar effect of disrupting our business to the extent they reach and impact the service areas in which we operate, the availability of supplies we need, the customers we serve, or the employees who operate our businesses. See "—Business and Operational Factors — Pandemics, epidemics or disease outbreaks could adversely affect our business operations, cash flows and financial position to an extent that is difficult to predict" for additional information.

We are subject to adverse publicity and reputational risks, which make us vulnerable to negative customer perception and could lead to increased regulatory oversight or other sanctions.

Water and wastewater utilities, including GW-Palo Verde and GW-Santa Cruz, have large customer bases and as a result are exposed to public criticism regarding, among other things, the reliability of their water and wastewater service, the quality of water provided, the timeliness and accuracy of bills that are provided for such service and the quality of customer service. Adverse publicity and negative customer sentiment may render regulators and government officials less likely to view us in a favorable light, and may cause us to be susceptible to less favorable regulatory outcomes, as well as increased regulatory oversight, lower rates and more stringent regulatory requirements. Unfavorable regulatory outcomes may include the enactment of more stringent laws and regulations governing our operations, as well as fines, penalties or other sanctions or requirements.

The imposition of any of the foregoing could have a material adverse impact on our business, financial condition, results of operations and cash flows.

Pandemics, epidemics or disease outbreaks could adversely affect our business operations, cash flows and financial position to an extent that is difficult to predict.

The occurrence of pandemics, epidemics or disease outbreaks could adversely affect our business operations, cash flows and financial position. These impacts may include, among others, disruptions to our operations and business activities, including any closures of offices or facilities, and to those of governmental agencies regulating our business, suppliers, customers and other business partners; reduced demand for our water and wastewater service from our commercial customers, particularly if businesses are shut down; greater difficulty in collecting customer receivables; a slowdown or disruption in the supply chain for the supplies used in our operations, including chemicals used to treat water and wastewater, in addition to higher costs; and limitations on employee resources, productivity and availability, including due to sickness, government restrictions, labor supply shortages and the desire of employees to avoid contact with large groups of people. There would be many variables and uncertainties associated with any future pandemics, epidemics or disease outbreaks, including, but not limited to, the duration and severity of the outbreak; the extent of travel restrictions, business closures and other measures imposed by governmental authorities; availability of vaccines; and other factors that may be currently unknown or considered immaterial, to fully assess the potential impact on our business operations, cash flows and financial position.

Doing business in jurisdictions other than Arizona may present unforeseen regulatory, legal and operational challenges that could impede or delay our operations or adversely affect our profitability.

We may decide to pursue growth opportunities in states other than Arizona. Other states may present substantially different regulatory frameworks, and we may have difficulty acquiring the necessary approvals and permits or complying with environmental, health and safety or quality standards. In addition, it may become more costly or difficult for us to comply with a multitude of standards and requirements across multiple states.

Other states may also expose us to new legal precedents, condemnation risks and liability concerns based on state legislation or case law.

Our cost structure in other states may be significantly different than our current cost structure due to regional differences. For example, our cost structure may be significantly impacted by differences in labor and energy costs in other markets and the significant portion of overall production costs that they represent.

If the general public perceives recycled water to be unsafe, we will have difficulty executing our business plan and could face a loss of revenue.

Our Total Water Management model emphasizes the maximum use of recycled water for non-potable purposes. To implement this model, we cultivate relationships with developers, municipalities and members of the communities we serve and focus on educating them regarding the benefits and safety of recycled water. If the recycled water supplied to customers is contaminated, either as a result of terrorism, system failure, pipeline or other causes, public perception regarding the safety of recycled water would likely suffer, regardless of whether we are at fault and potentially even if the contaminated water was supplied by another person. Public perception of an unsafe water supply would harm our business, particularly with respect to our ability to implement water recycling as a key element of our business strategy.

Technology Factors

Our information technology systems may be vulnerable to unauthorized external or internal threats due to hacking, ransomware, viruses or other cybersecurity breaches.

In the regular course of our business, we manage a range of sensitive security, customer and business systems information. As operators of critical infrastructure, we may face a heightened risk of cyberattacks from internal or external sources. For example, a hacker accessed a Florida water treatment plant's control system and attempted to increase the amount of lye used to treat the water to a potentially dangerous level. Facilities, information technology systems and other infrastructure facilities and systems and physical assets could be targets of such unauthorized access. Further, third parties, including vendors, suppliers and contractors, who perform certain services for us or administer and maintain our sensitive information, could also be targets of cyberattacks and unauthorized access. If our information technology systems, or that of third parties on which we rely on, are affected by a significant cyberattack, this could result in, among other things, a significant disruption to our operations; costly investigations and remediation; misappropriation of our confidential information or that of our customers, employees, business partners or others; litigation and potential liability; enforcement actions and investigations by regulatory authorities; loss of

customers and contracts; harm to our reputation; and a loss of management time, attention and resources from our regular business operations, any of which could have a negative impact on our business, results of operations and cash flows. These types of events, either impacting our facilities or the industry in general, could also cause us to incur additional security and insurance related costs.

We have experienced, and expect to continue experiencing, cyberattacks and other attempted intrusions. While we have instituted safeguards to protect our information technology systems, those safeguards may not always be effective due to the evolving nature and intensity of cyberattacks, as well as new and sophisticated tools and methods being used by criminals and cyberterrorists to penetrate and compromise systems. We cannot guarantee that our protections will be completely successful in the event of a cyberattack. Further, the implementation of additional security measures could increase costs and have a material adverse impact on our financial results.

Cyber insurance has been obtained to provide coverage for a portion of the losses and damages that may result from a security breach of information technology systems, but such insurance is subject to a number of exclusions and may not cover the total loss or damage caused by a breach. In addition, all costs of responding to and recovering from a cyber incident may not be covered by insurance.

We rely on information technology systems to assist with the management of our business and customer relationships. A disruption or interruption of these systems could adversely affect our business and operations.

Our information technology systems, which include information technology functions that are outsourced to various third-party service providers and software vendors, are an integral part of our business. For example, our information technology systems allow us, among other things, to bill our customers, provide customer service through our call center, manage certain financial records, track assets and accounts receivable collections, read water meters remotely, identify high water usage and identify water theft from disconnected meters. A disruption of our information technology systems could significantly limit our ability to manage and operate our business efficiently, which in turn could cause our business to suffer and negatively impact our results of operations.

Further, our information technology systems are vulnerable to damage or interruption from:

- power loss, computer systems failures and internet, telecommunications or data network failures;

- operator negligence or improper operation by, or supervision of, employees;

- physical and electronic loss of customer data, including as a result of or security breaches, cyberattacks, misappropriation and similar events;

- computer viruses;

- intentional acts of vandalism and similar events; and

- fires, floods, earthquakes and other natural disasters.

Damages or interruptions due to any of the foregoing could result in, among other things, difficulties managing and operating our business efficiently, such as with the timely issuances of billings, physical and electronic loss of customer, employee or financial data, security breaches, misappropriation of property and other adverse consequences. The lack of redundancy for some of our information technology systems, including billing systems, could exacerbate the impact of any of the foregoing events. Additionally, we may not be successful in further developing, implementing or acquiring technology to enable us to continue to operate at our current level of efficiency or to meet the future needs of our business. Any of the foregoing could have a material adverse impact on our business, financial condition, results of operations and cash flows.

Maintaining our operational technology and information technology systems or implementing new systems could result in higher than expected costs or otherwise adversely impact our internal controls environment, operations and profitability.

Upgrades and improvements to computer systems and networks, or the implementation of new systems, may require substantial amounts of management's time and financial resources to complete, and may also result in system or network defects or operational errors due to multiple factors, including the inability of employees to effectively use such new or upgraded systems. While we continue to implement technology to improve our business processes and customer interactions, any technical or other difficulties in transitioning, upgrading or improving existing or implementing new technology systems may increase costs beyond those anticipated and have an adverse or disruptive effect on our operations and reporting processes, including our internal control over financial reporting. We may also experience difficulties integrating current systems with new or upgraded systems, which may impact our ability to serve our customers effectively or efficiently. Although we make efforts to minimize any adverse impact on our controls, business and operations, we cannot assure that all such impacts have been or will be

mitigated, and any such impacts could have a material adverse impact on our business, financial condition, results of operations and cash flows.

We rely on telecommunications vendors for communication between our sites and to enable centralized management of information and operation technologies. Disruption of those communication systems may adversely affect our results of operations.

The centralized management of information and operation technologies rely on functions that are provided by third-party providers and are an integral part of our business. A disruption of those communication systems could significantly limit our ability to manage and operate our business efficiently, which in turn could cause our business to suffer and adversely affect our results of operations.

Market and Financial Factors

We will need additional capital to grow our business, and additional financing may not be available to us on favorable terms when required, or at all.

Adequate funds to support our growth may not be available when needed or on terms acceptable to us. We may need to raise additional funds to support more rapid expansion, improve our facilities and infrastructure, develop new and enhanced technologies or respond to evolving regulatory standards. We may experience difficulty in raising the necessary capital due to volatility in the capital markets or increases in the cost of infrastructure finance. In addition, we require regulatory approval from the ACC for some means of raising capital, such as issuance of debt by our regulated utilities, and approval may be denied or delayed. If adequate funds are not available or are not available on acceptable terms, we may not be able to take advantage of expansion opportunities, make the capital expenditures necessary to support our growth or otherwise execute our strategic plan.

Our existing indebtedness could affect our business adversely and limit our ability to plan for or respond to growth opportunities, and we may be unable to generate sufficient cash flow to satisfy our liquidity needs.

As of December 31, 2025, we had total indebtedness of $133.7 million. In addition, we may incur substantial additional indebtedness in the future. Our indebtedness could have important consequences, including:

- limiting our ability to obtain future additional financing we may need to fund future working capital, capital expenditures, acquisitions or other corporate requirements; and

- limiting, by the financial and other restrictive covenants in our debt agreements, our ability to borrow additional funds and to pay dividends.

Our ability to incur significant future indebtedness will depend in part on our ability to generate cash flow. This ability is affected by general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If our business does not generate sufficient cash flow from operations or if we are unable to borrow money or otherwise generate funds sufficient to enable us to fund our liquidity needs, we may be unable to plan for or respond to growth opportunities, which could adversely affect our operating results and business prospects.

Our growth depends significantly on increased residential and commercial development in our service areas, and if developers or builders are unable to complete additional residential and commercial projects, our revenue may not increase.

The growth of our customer base depends almost entirely on the success of developers in developing residential and commercial properties within our CC&N areas. A CC&N is a permit issued by the ACC allowing a public service corporation to serve a specified area, and preventing other public service corporations from offering the same service within the specified area, which we refer to as "service areas." Moreover, real estate development is a cyclical industry. For example, the growth rate of development, especially residential development, from 2006 through 2019, both nationally and in Arizona, was below historical rates.

The single-family housing market is affected by a number of national and regional economic factors, including:

- interest rates and general levels of economic output;

- levels of activity in the local real estate market;

- the state of domestic credit markets, mortgage standards and availability of credit;

- competition from other builders and other projects in the area and other states;

- federal programs to assist home purchasers;

- costs and availability of labor and materials;

- government regulations affecting land development, home building and mortgage financing;

- availability of financing for development and for home purchasers;

- changes in the income tax treatment relating to real property ownership;

- unexpected increases in development costs;

- increased commute times and fuel costs that may adversely affect the desirability of outlying suburbs;

- availability of, among other things, other utilities, adequate transportation and school facilities; and

- environmental problems with such land.

While many developers presently hold necessary zoning approvals, land development within our service areas could also be affected by changes in governmental policies, including, but not limited to, governmental policies to restrict or control development. This may include, for example, actions by the local school districts to restrict admissions to local schools because of inadequate classroom space or, because of other problems, such as failure by local municipalities to approve plats for the development. An increase in current residential foreclosure rates or a deep or prolonged slowdown of the development process and the related absorption rate within the various developments in our service areas because of any or all of the foregoing could materially and adversely affect growth of our customer base and the generation of revenue.

Many national builders and developers in our service areas own or control substantial amounts of the developable land in these areas. There can be no assurance that these builders and developers have the financial capability to continue and complete their developments.

Foreclosure rates in our service areas, as well as other factors affecting real estate development, could affect the growth of our regulated customer base or result in a decline in our revenue.

A slowdown or severe downturn in the housing market could have an adverse effect on our operating results and financial condition. During periods of economic distress, there may be an increase in home foreclosures and vacancies. For example, during the economic downturn beginning in 2008, our utilities experienced an increase in the number of vacant homes, reaching a peak of 4,020 vacant connections as of February 28, 2009, approximately 11.9% of our total connections at the time. Accordingly, in the event of an economic downturn, we may experience a material reduction in revenue. We cannot predict the overall trajectory of the U.S. economy and housing market. Our growth depends significantly on increased residential and commercial development in our service areas, and if developers or builders are unable to complete additional residential and commercial projects, our revenue may decline.

Risks Related to the Ownership of Our Common Stock

The concentration of our stock ownership with our officers, directors, certain stockholders and their affiliates may limit your ability to influence corporate matters.

Our directors, executive officers and stockholders holding more than 10% of our capital stock and their affiliates beneficially own, in the aggregate, approximately 42.4% of our outstanding common stock, all of which is held by our former director, William S. Levine, and current director Jonathan L. Levine. As a result, these stockholders are able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of us or our assets. This concentration of ownership could limit your ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us. There can be no assurance that their interests will not conflict with the interests of our other stockholders.

Our common stock may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above your purchase price.

The market price for our common stock is likely to be volatile, due to many factors, outside our control, including those described elsewhere in this "Risk Factors" section, as well as the following:

- our operating and financial performance and prospects;

- our quarterly or annual earnings or those of other companies in our industry compared to market expectations;

- conditions that impact demand for our service;

- future announcements concerning our business or our competitors' businesses;

- regulatory developments, including those related to the ACC;

- the public's reaction to our press releases, other public announcements and filings with the SEC;

- the size of our public float;

- coverage by or changes in financial estimates by investment analysts or failure to meet their expectations;

- the market's perception towards our reduced disclosure as a result of being a "smaller reporting company" as defined in the Exchange Act;

- market and industry perception of our success, or lack thereof, in pursuing our growth strategy;

- strategic actions by us or our competitors, such as acquisitions or restructurings;

- changes in laws or regulations which adversely affect our industry or us;

- changes in accounting standards, policies, guidance, interpretations or principles;

- changes in senior management or key personnel;

- issuances, exchanges or sales, or expected issuances, exchanges or sales of our capital stock;

- changes in our dividend policy;

- adverse resolution of new or pending litigation against us; and

- changes in general market, economic and political conditions in the U.S., and global economies or financial markets, including those resulting from natural disasters, terrorist attacks, acts of war (including the ongoing wars and conflicts between Russia and Ukraine and in the Middle East), other geopolitical uncertainties, public health concerns and responses to such events.

In addition, stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies in our industry. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs, and our resources and the attention of management could be diverted from our business.

We cannot assure you that we will pay dividends on our common stock, and our indebtedness could limit our ability to pay dividends on our common stock.

We currently intend to continue to pay a regular monthly dividend on our common stock of $0.02533 per share ($0.30396 per share annually). However, our future dividend policy is subject to our compliance with applicable law, and is dependent on, among other things, our results of operations, financial condition, level of indebtedness, capital requirements, contractual restrictions, restrictions in our debt agreements and on the terms of any preferred stock we may issue in the future, business prospects and other factors that our board of directors may deem relevant. Dividend payments are not mandatory or guaranteed; there can be no assurance that we will continue to pay a dividend in the future.

Our failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act as a public company could have a material adverse effect on our business and share price.

We are required to comply with Section 404(a) of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"). Section 404(a) of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting. Additionally, once we are no longer deemed a smaller reporting company that is a non-accelerated filer, our independent registered public accounting firm will be required pursuant to Section 404(b) of the Sarbanes-Oxley Act to attest to the effectiveness of our internal control over financial reporting on an annual basis. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing, and possible remediation.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. We may encounter problems or delays for any requested improvements and receiving a favorable attestation in connection with the attestation to be provided by our independent registered public accounting firm after we cease to be a smaller reporting company that is a non-accelerated filer. If our independent registered public accounting firm is unable to provide an unqualified attestation report on our internal controls after we cease to be a smaller reporting company that is a non-accelerated filer, investors could lose confidence in our financial information and the price of our common stock could decline.

Additionally, the existence of any material weakness or significant deficiency would require management to devote significant time and incur significant expense to remediate any such material weakness or significant deficiency and management may not be able to remediate any such material weakness or significant deficiency in a timely manner. The existence of any material weakness in our internal control over financial reporting could also result in errors in our financial statements that could require us to restate our financial statements, cause us to fail to meet our reporting obligations, and cause stockholders to lose confidence in our reported financial information, all of which could materially and adversely affect our business and share price.

Taking advantage of the reduced disclosure requirements applicable to smaller reporting companies may make our common stock less attractive to investors.

We are a "smaller reporting company" as defined in the Exchange Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are otherwise applicable generally to public companies including, but not limited to, (i) not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act (so long as we also remain a non-accelerated filer); (ii) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and (iii) reduced disclosure obligations regarding financial statements.

We may take advantage of the scaled disclosures available to smaller reporting companies for so long as our voting and non-voting common stock held by non-affiliates is less than $250 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700 million measured on the last business day of our second fiscal quarter.

We cannot predict if investors will find our common stock less attractive as a result of our taking advantage of these exemptions and as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Delaware law, certain provisions in our certificate of incorporation and bylaws, and regulations of the ACC may prevent efforts by our stockholders to change the direction or management of the Company.

We are a Delaware corporation, and the anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change of control would be beneficial to our existing stockholders. In addition, our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may make the acquisition of our company more difficult, including, but not limited to, the following:

- only allowing our board of directors, Chairman of our board of directors, Chief Executive Officer or President to call special meetings of our stockholders;

- setting forth specific procedures regarding how our stockholders may present proposals or nominate directors for election at stockholder meetings;

- requiring advance notice and duration of ownership requirements for stockholder proposals;

- permitting our board of directors to issue preferred stock without stockholder approval; and

- limiting the rights of stockholders to amend our bylaws.

These provisions could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions you desire. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team.

Additionally, the ACC must determine that certain types of transactions will not impair our financial status, prevent us from attracting capital at fair and reasonable terms or impair our ability to provide safe, reasonable and adequate service. Pursuant to this regulatory mandate, the ACC may impose conditions that could discourage, delay or prevent a transaction involving a change in control of our company.

ITEM 1B.   Unresolved Staff Comments

None.

ITEM 1C.   Cybersecurity

Rapidly evolving threats to the cybersecurity landscape necessitate ongoing efforts to manage the risk of unauthorized access to the Company's information systems and devices, including those of the Company and of third-party providers. The Company is subject to laws and rules issued by multiple government agencies concerning safeguarding and maintaining the confidentiality of its security, customer and business information. The Company employs various aspects of risk assessment regularly, and to the extent possible, continuously. Further, the Company uses a defense in depth, or layered, approach to strengthen the security environment and mitigate the impact of any potential threats. Cybersecurity risks are strategically managed under the leadership of the Vice President, IT Operations and Security, who has achieved preeminent certification as a Certified Information Security Manager (CISM) and Certified Cloud Security Professional (CCSP) and has served as the most senior IT resource in many different roles.

Management regularly assesses new and emerging risks by keeping apprised of current events and actual or anticipated threats within the industry and the overall security environment, which are used along with a risk-based approach to plan and implement changes or improvements to the security environment. The Company has engaged independent experts to assess the security environment for potential vulnerabilities or weaknesses and has plans for future engagements periodically to supplement the expertise and processes established within the Company. Thorough updates are provided to the board of directors quarterly by the Vice President, IT Operations and Security. The directors may ask questions or engage in further discussion related to the security environment.

Employees are one of our most valuable resources, and it is essential that education, particularly related to social engineering, is persistent and relevant. The Company requires ongoing cybersecurity awareness training for all employees, including weekly simulated emails to test the knowledge and reaction of employees. The training is customized based on actual events or anticipated emerging threats, keeping the education applicable and purposeful.

The Company utilizes various continuous monitoring methods for identification and notification of attempted unauthorized system access. Tools deployed throughout the Company track these attempts, allowing for trend analysis and strategic adaptation. The Company has also established an incident response policy that thoroughly and systematically documents the Company's response and assigns responsibility to facilitate timely, organized and appropriate action during a security event or incident, including assessment of the impact and materiality of the event or incident. Incident management is led by the Security Incident Response Team, under the primary leadership of the Vice President, IT Operations and Security, in which the process is categorized by the detection, analysis, containment, eradication and recovery phases and is inclusive of post-incident activities.

As of the date of this report, we are not aware of any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition. For additional information regarding cybersecurity-related risks we face, see "Risk Factors—Technology Factors—Our information technology systems may be vulnerable to unauthorized external or internal threats due to hacking, ransomware, viruses or other cybersecurity breaches," included in Part I, Item 1A of this report.

ITEM 2.   Properties

The following table lists the principal properties that we own or lease as of December 31, 2025. Water utility plant primarily consists of water distribution centers, well sites, booster stations, water storage and water treatment facilities, Wastewater utility plant primarily consists of lift stations, wastewater recycling facilities and recycled water booster stations. Our existing properties are adequate to meet our current needs.

Operated by	Nature of Property	Count	County
GW-Santa Cruz	Water Utility Plant	25	Pinal
GW-Palo Verde	Wastewater Utility Plant	16	Pinal
GW-Belmont	Water Utility Plant	16	Maricopa
GW-Hassayampa	Wastewater Utility Plant	1	Maricopa
GW-Saguaro	Water Utility Plant	15	Pima
GW-Farmers	Water Utility Plant	11	Pima
GW-Ocotillo	Water Utility Plant	34	Pima
GW-Turner	Water Utility Plant	7	Maricopa
GWRI	Corporate Office	1	Maricopa

ITEM 3.   Legal Proceedings

In the ordinary course of business, the Company may, from time to time, be subject to various pending and threatened lawsuits in which claims for monetary damages are asserted. To our knowledge, the Company is not involved in any legal proceeding which is expected to have a material effect on the Company.

ITEM 4.   Mine Safety Disclosures

Not applicable.

PART II

ITEM 5. **Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities**

Market Information

Our common stock is listed on the NASDAQ under the symbol "GWRS" and began trading on April 28, 2016.

Shareholders

As of February 27, 2026, there were approximately 57 shareholders of record of our common stock. Because many shares of our common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these holders of record.

Dividends

We currently intend to continue to pay a regular monthly dividend of $0.02533 per share ($0.30396 per share annually). However, our future dividend policy is subject to our compliance with applicable law, and is dependent on, among other things, our results of operations, financial condition, level of indebtedness, capital requirements, contractual restrictions, restrictions in our debt agreements and on the terms of any preferred stock we may issue in the future, business prospects and other factors that our board of directors may deem relevant. Dividend payments are not mandatory or guaranteed; there can be no assurance that we will continue to pay a dividend in the future. See "Management's Discussion and Analysis of Results of Operations and Financial Condition – Liquidity and Capital Resources" in Part II, Item 7 of this report for a discussion of provisions of our senior secured notes and our Revolver that limit the payment of dividends.

Issuer Purchases of Equity Securities

The following table presents information with respect to purchases of common stock the Company made during the three months ended December 31, 2025.

Period	Total Number of Shares Purchased(1)	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
October 1 to 31, 2025	201	$ 10.23	—	—
November 1 to 30, 2025	675	$ 8.68	—	—
December 1 to 31, 2025	—	$ —	—	—
Total	876		—	

(1) Represents shares withheld from employees or board members to satisfy certain tax obligations due in connection with the vesting of restricted stock awards granted under the Global Water Resources, Inc. 2020 Omnibus Incentive Plan. The average price paid per share for the common stock withheld was based on the closing price of the Company's common stock on the applicable vesting date.

Unregistered Sales of Equity Securities

No unregistered securities were sold during the year ended December 31, 2025, other than as reported in our Current Reports on Form 8-K filed with the SEC.

ITEM 6. **Reserved**

ITEM 7.   **Management's Discussion and Analysis of Financial Condition and Results of Operations**

The following management's discussion and analysis of Global Water Resources, Inc.'s financial condition and results of operations ("MD&A") relate to the year ended December 31, 2025 and should be read together with the consolidated financial statements and accompanying notes included in Part II, Item 8 of this report.

Overview

GWRI is a water resource management company that owns, operates, and manages thirty-nine water, wastewater, and recycled water public utility systems in strategically located communities, principally in metropolitan Phoenix and Tucson, Arizona. We seek to deploy an integrated approach, referred to as "Total Water Management." Total Water Management is a comprehensive approach to water utility management that reduces demand on scarce non-renewable water sources and costly renewable water supplies, in a manner that ensures sustainability and greatly benefits communities both environmentally and economically. This approach employs a series of principles and practices that can be tailored to each community:

- Reuse of recycled water, either directly or to non-potable uses, through aquifer recharge, or possibly direct potable reuse in the future;

- Regional planning;

- Use of advanced technology and data;

- Employing respected subject matter experts and retaining thought leaders;

- Leading outreach and educational initiatives to ensure all stakeholders including customers, development partners, municipalities, regulators, and utility staff are knowledgeable on the principles and practices of the Total Water Management approach; and

- Establishing partnerships with communities, developers, and industry stakeholders to gain support of the Total Water Management principles and practices.

Business Outlook

We continue to experience organic growth exhibited through our year-over-year organic increase in active connections (i.e., exclusive of acquisition-related growth) of 3.2% as of December 31, 2025. According to the 2024 U.S. Census estimates, the Phoenix metropolitan statistical area ("MSA") is the 10th largest MSA in the U.S. and had an estimated population of 5.2 million, an increase of 7.0% over the 4.8 million people reported in the 2020 Census. Growth in the Phoenix MSA continues as a result of its excellent weather, large and growing universities, a diverse employment base, and low taxes. The Employment and Population Statistics Department of the State of Arizona predicts that the Phoenix metropolitan area will have a population of 5.8 million people by 2030 and 6.5 million by 2040.

Our organic growth continues to be primarily influenced by the comparatively lower cost of housing in the City of Maricopa relative to other areas within the Phoenix MSA. As of December 2025, the median home sales price in the City of Maricopa was 26% lower than in the City of Phoenix. An important development during 2025 was the addition of adding the State Route 347 Improvement Project to the Arizona Department of Transportation five-year construction plan. The project represents a transformative investment in regional infrastructure that will enhance safety, improve mobility and support the continued growth of the City of Maricopa and surrounding areas.

We continue to monitor potential effects on our operations due to changes in the macroeconomic environment, such as the impacts of tariffs on our operational costs and construction work in progress, as well as new home construction in our service areas. We continue to expect a positive long-term outlook based on forecasted performance of job and population growth, as well as indicators of stabilizing construction in the single-family housing market in the Phoenix MSA.

In its fourth quarter 2025 forecast, the Arizona State University - W.P. Carey School of Business Greater Phoenix Blue Chip Real Estate Consensus Panel notes that, although new multi-family permits have declined from their peak in early 2023, the number of apartments still under construction remains high. The panel expects the pace of multi-family permit declines to moderate as newly constructed apartments are filled. The panel also indicates that affordability constraints continue to hinder the single-family housing market in the near term. However, forecasts for 2026 and 2027 project moderate increases in single-family housing permits year over year.

The 2026 and 2027 single family permit forecasts are presented in the table below:

	2026	2027
Phoenix MSA Consensus		
Single family permits	23,671	24,353
Multi-family permits	9,225	8,872

Single family and multi-family housing equivalent permits issued are presented in the table below:

	Years Ended December 31,		Change	
	2025	2024	#	%
Single family permits				
City of Maricopa	600	986	(386)	(39)%
Phoenix MSA	21,815	27,156	(5,341)	(20)%
Multi-family housing equivalent permits				
City of Maricopa	649	1,200	(551)	(46)%

While new permit activity has slowed in 2025, growth in the Phoenix MSA, particularly in the City of Maricopa, is reflected in the Company's 3.2% year-over-year organic increase in active connections. Management believes, despite fluctuations in permit projections, we remain well-positioned to benefit from the anticipated long-term growth of the Phoenix MSA.

Factors Affecting our Results of Operations

Our financial condition and results of operations are influenced by a variety of industry-wide factors, including but not limited to:

- population and community growth;
- economic and environmental utility regulation;
- the need for infrastructure investment;
- production and treatment costs;
- weather and seasonality; and
- access to and quality of water supply.

We are subject to regulation by the state regulator, the ACC. The U.S. federal and state governments also regulate environmental, health and safety, and water quality matters. We continue to execute on our strategy to optimize and focus the Company in order to provide greater value to our customers and shareholders by aiming to deliver predictable financial results, making prudent capital investments, and focusing our efforts on earning an appropriate rate of return on our investments.

On July 4, 2025, President Trump signed the OBBBA into law, enacting significant changes to U.S. federal tax law. The main applicable provision of the OBBBA for us relates to bonus depreciation, which is not applicable to utility assets. As we primarily depreciate utility assets, the OBBBA did not have a material impact on our results of operations, cash flows, and financial position.

We continue to monitor the impact of business and macroeconomic conditions, including inflationary pressures and changes in tariff policy, on our business and operations. While these conditions did not have a material effect on our business operations, results of operations, cash flows and financial position for the year ended December 31, 2025, we are unable to predict the ultimate extent to which our business operations, results of operations, cash flows, and financial position could be impacted.

Population and Community Growth

Population and community growth in the metropolitan Phoenix area served by our utilities have a direct impact on our earnings. An increase or decrease in our active service connections will affect our revenue and variable expenses in a corresponding manner. As of December 31, 2025, active service connections increased 4,057, or 6.3%, to 68,577 compared to 64,520 active service connections as of December 31, 2024, primarily due to organic growth in our service areas and the recent acquisition of

seven water systems from the City of Tucson. Approximately 87.3% of the 68,577 active service connections are serviced by our GW-Santa Cruz and GW-Palo Verde utilities as of December 31, 2025.

The graph below presents the historical change in active connections for our ongoing operations over the past five years.



Recent Acquisition Activity

Acquisition of Water Systems from City of Tucson

On July 8, 2025, the Company's GW-Ocotillo subsidiary completed the previously announced acquisition of seven water systems from Tucson Water, the City of Tucson's water utility, in an all-cash transaction for an amended purchase price of approximately $8.1 million. The systems served approximately 2,200 water service connections in and around Pima County with a rate base of approximately $7.7 million at the time of acquisition. Following the acquisition, the total number of Global Water customers in Pima County exceeded 7,200. The Company expects the acquired water systems to generate approximately $1.5 million in revenue annually. The Company will integrate the acquired water systems using the same proven approach to consolidation and effective water management implemented in its other recent acquisitions in Pima County. The Company plans to update the acquired water systems over time with the installation of upgraded AMI, which will include smart meters that enable wireless usage metering, similar to the technology that Global Water has deployed for approximately 90% of its active customers.

Economic and Environmental Utility Regulation

We are subject to extensive regulation of our rates by the ACC, which is charged with establishing rates based on the provision of reliable service at a reasonable cost while also providing an opportunity to earn a fair rate of return on rate base for investors in the state's utilities. The ACC uses a historical test year to evaluate whether the plant in service is used and useful, to assess whether costs were prudently incurred, and to set "just and reasonable" rates. Rate base is typically the depreciated original cost of the plant in service (net of CIAC and AIAC, which are funds or property provided to a utility under the terms of a main extension agreement, the value of which may be refundable), that has been determined to have been "prudently invested" and "used and useful", although the reconstruction cost of the utility plant may also be considered in determining the rate base. The ACC also decides on an applicable capital structure based on actual or hypothetical analyses. The ACC determines a "rate of return" on that rate base, which includes the approved capital structure and the actual cost of debt and a fair and reasonable cost of equity based on the ACC's judgment. The overall revenue requirement for rate making purposes is established by multiplying the rate of return by the rate base and adding reasonably incurred operating expenses for the test year, depreciation, and any applicable pro forma adjustments.

To ensure an optimal combination of access to water and water conservation, balanced with a fair rate of return for investors, our water utility operating revenue is based on two components: a fixed fee and a consumption or volumetric fee. For our water utilities, the fixed fee, or "basic service charge," provides access to water for residential usage and has generally been set at a level to produce approximately 50% of total water revenue. The volumetric fee is based on the total volume of water supplied to a given customer after the minimum number of gallons, if any, covered by the basic service charge, multiplied by a price per gallon set by a tariff approved by the ACC. A discount to the volumetric rate applies for customers that use less than an amount specified by the ACC. For all investor-owned water utilities, the ACC has, as a policy matter, required the establishment of inverted tier conservation-oriented rates, meaning that the price of water increases as consumption increases. For wastewater utilities, wastewater collection and treatment can be based on volumetric or fixed fees. Our wastewater service is billed based solely on a fixed fee, determined by the size of the water meter installed. Recycled water is sold on a volumetric basis with no fixed fee component.

We are required to file rate cases with the ACC to obtain approval for a change in the rates we charge to customers. Rate cases and other rate-related proceedings can take a year or more to complete. As a result, there is frequently a delay, or regulatory lag, between the time of a capital investment or incurrence of an operating expense increase and when those costs are reflected in rates. We expect to file for rate increases every three to five years, in line with common industry practice. Refer to "— Rate Regulation Updates" below and Note 3 — "Regulatory Matters" of the Notes to the Consolidated Financial Statements included in Part II, Item 8 of this report for additional information.

Additionally, our water and wastewater utility operations are subject to extensive regulation by U.S. federal, state, and local regulatory agencies that enforce environmental, health, and safety requirements, which affect all of our regulated subsidiaries. Environmental, health and safety, and water quality regulations are complex, change frequently, and have tended to become more stringent over time. Although it is difficult to project the ultimate costs of complying with pending or future requirements, we do not expect requirements under current regulations to have a material impact on our operations or financial condition, though it is possible new methods of treating drinking water may be required if additional regulations become effective in the future. See "Business—Regulation", included in Part I, Item 1 of this report for additional information.

In April 2024, the federal Judicial Panel on Multidistrict Litigation approved the consolidation of approximately 500 separate cases against multiple defendant manufacturers into a single multi-district civil class action lawsuit ("MDL") known as Aqueous Film-Forming Foams ("AFFF") Products Liability Litigation MDL No. 2873 (the "AFFF MDL"). The AFFF MDL was filed in the U.S. District Court for the District of South Carolina (the "Court") and is intended to resolve claims associated with PFAS contamination in water systems from the manufacture and widespread use of AFFF, which is believed to be a significant source of PFAS contamination in water systems. AFFF containing PFAS (and until 2002, perfluorooctanoic acid, a related compound) was widely used in fire suppression systems, firefighting vehicles, and at fire training facilities nationwide. The Company is in the class of plaintiffs in the AFFF MDL. EIDP, Inc. ("Dupont," formerly E.I. DuPont de Nemours and Company) and 3M, two of the four primary defendants in the AFFF MDL, have begun distributing incremental payments to the plaintiffs pursuant to the settlement agreement with Dupont and 3M approved by the Court. Annual payments by Dupont and 3M are expected to continue to be made to the Company through 2036 and are expected to be immaterial. Any settlement reached with any of the remaining defendants in the AFFF MDL will be subject to the final approval of the Court. There can be no assurance as to the outcome of the AFFF MDL with regard to these remaining defendants, including any decision or resolution thereof, timing, or the ultimate amounts that may be realized, if any. As of February 27, 2026, we received three disbursements totaling approximately $0.5 million, net of attorneys' fees and other costs.

Infrastructure Investment

Capital expenditures for infrastructure investment are a component of the rate base on which our regulated utility subsidiaries are allowed to earn a rate of return. Capital expenditures for infrastructure provide a basis for earnings growth by expanding our "used and useful" rate base, which is a component of our permitted return on investment and revenue requirement. We have generally been able to recover a rate of return on these capital expenditures (return on equity and debt), together with debt service and certain operating costs, through the rates we charge.

We have an established capital improvement plan to make targeted capital investments to repair and replace existing infrastructure as needed, address operating redundancy requirements, improve our overall financial performance and expand our infrastructure in areas where growth is occurring.

Production and Treatment Costs

Our water and wastewater service requires significant production resources and therefore results in significant production costs. Although we are permitted to recover these costs through the rates we charge, regulatory lag can decrease our margins and earnings if production costs or other operating expenses increase significantly before we are able to recover them through increased rates. Our most significant costs include labor, chemicals used to treat water and wastewater, and power used to operate pumps and other equipment. Power and chemical costs can be volatile. However, we employ a variety of technologies and methodologies to minimize costs and maximize operational efficiencies.

Weather and Seasonality

Our ability to meet the existing and future water demands of our customers depends on the availability of an adequate supply of water. Drought, overuse of sources of water, the protection of threatened species or habitats, or other factors may limit the availability of ground and surface water.

Also, customer usage of water and recycled water is affected by weather conditions, particularly during the summer. Our water systems generally experience higher demand in the summer months due to the warmer temperatures and increased usage by customers for irrigation and other outdoor uses. However, summer weather that is cooler or wetter than average generally suppresses customer water demand and can have a downward effect on our operating revenue and operating income. Conversely, when weather conditions are extremely dry, our business may be affected by government-issued drought-related warnings and/or water usage restrictions that would artificially lower customer demand and reduce our operating revenue.

The limited geographic diversity of our service areas makes the results of our operations more sensitive to the effect of extreme weather patterns. The second and third quarters of the year are generally those in which water service revenue and wastewater service revenue are highest. For additional information and risks associated with weather and seasonality, see "Risk Factors— Business and Operational Factors—Our utilities business is subject to seasonal fluctuations and other weather-related conditions, such as droughts, which could adversely affect the supply of and demand for our service and our results of operations," and "Risk Factors—Business and Operational Factors—Climate variability may cause increased volatility in weather and may impact water usage and related revenue or require additional expenditures, all of which may not be fully recoverable in rates or otherwise," included in Part I, Item 1A of this report.

Access to and Quality of Water Supply

In many areas of Arizona (including certain areas that we service), water supplies are limited and, in some cases, current usage rates exceed sustainable levels for certain water resources. We currently rely predominantly on the pumping of groundwater and the generation and delivery of recycled water for non-potable uses to meet future demands in our service areas. At present, groundwater (and recycled water derived from groundwater) is the primary water supply available to us. In addition, regulatory restrictions on the use of groundwater and the development of groundwater wells, lack of available water rights, drought, overuse of local or regional sources of water, protection of threatened species or habitats, or other factors, including climate change, may limit the availability of ground or surface water. In particular, water resource constraints exist in certain areas within Pinal County near and around the City of Maricopa. We have obtained a DAWS in the Maricopa/Casa Grande region (GW-Santa Cruz) for two distinct service areas for approximately 22,900 acre-feet of water use in total. We have significant unused DAWS capacity in the larger service area in the north, including the incorporated City of Maricopa. In a smaller service area southwest of the City of Maricopa within Pinal County, the DAWS coverage is limited and more constrained by state law and groundwater regulations, which may impact developers' ability to obtain final plat approval if the DAWS is not expanded. While we believe we have sufficient capacity for many years to support connection growth in this area, it is the increase in land entitlement that may exceed the allocation of the smaller service area within the DAWS, which in turn may limit future plat approvals. We are working with our development partners and others to develop long-term solutions for this area. Regardless, considering the existing capacity in the DAWS, we believe that we have an adequate supply of water to service our current demand and growth for the foreseeable future in our service areas. For additional information and risks associated with the access to and quality of water supply, see "Risk Factors—Business and Operational Factors—Inadequate water supplies and wastewater capacity could have a material adverse effect upon our ability to achieve the customer growth necessary to increase our revenue," included in Part I, Item 1A of this report.

Rate Regulation Updates

On March 5, 2025, GW-Santa Cruz and GW-Palo Verde each filed a general rate case application with the ACC for water and wastewater rates, respectively. The GW-Santa Cruz and GW-Palo Verde rate case is based on a test year ending December 31, 2024, with updates for changes in post-test year plant. The rate case includes a request for rate increases that, if approved by the ACC, would result in a net annual revenue increase of approximately $6.5 million, to be implemented with the first phase

beginning in May 2026 and the second phase in January 2027. The requested rate increases would reflect a proposed resolution of matters relating to the Company's Southwest Plant with the ACC, including recovery of the Company's investment and premature revenue collection with respect to the Southwest Plant. The Company also proposed the use of formula rates prospectively to address revenue increases in the future, that if approved, would allow costs and investments to be updated annually in a smaller, more gradual fashion.

On October 1, 2025, the ACC Utilities Division ("ACC Staff") and RUCO, filed their respective initial written testimonies with the ACC in the rate case. The filed ACC Staff and RUCO testimonies include recommendations that materially differ from the rate case applications filed by GW-Santa Cruz and GW-Palo Verde as described above. The ACC Staff recommended, among other things, a net annual revenue decrease of approximately $7.1 million. RUCO recommended, among other things, a net annual revenue increase of approximately $3.0 million. With respect to the ACC Staff written testimony, the ACC Staff indicated that its recommendation reflected certain adjustments for post-test year plant ("PTYP") projected through August 1, 2025.

GW-Santa Cruz and GW-Palo Verde provided their rebuttal and rejoinder testimonies in the fourth quarter of 2025, which request a rate increase that, if approved by the ACC, would result in a net annual revenue increase of approximately $4.3 million. As part of these testimonies, the Company is no longer proposing the use of formula rates as part of this rate case proceeding. These most recent testimonies included the Company's updated information relating to PTYP projects completed through December 31, 2025. The hearing with the ALJ, originally scheduled to begin December 15, 2025, was delayed until August 3, 2026, and an additional round of testimony is scheduled for Q2 2026. As a result of these delays, the Company now anticipates a conclusion to the case in late 2026.

The unfavorable ACC Staff and intervenor positions and recommendations, if ultimately adopted by the ACC, could have a material adverse impact on the Company's financial condition, results of operations, and cash flows. Further, the Company cannot speculate as to the ACC's final determination of the rate case applications in any respect whatsoever.

See "Risk Factors—Legal, Regulatory, and Legislative Factors—We are subject to the jurisdiction and regulations of the ACC, the primary utility regulator in Arizona, and our financial condition depends upon our ability to recover costs in a timely manner from customers through regulated rates," included in Part I, Item 1A of this report for additional information.

Comparison of Results of Operations for the Years Ended December 31, 2025 and 2024

The Company is not organized around a specific product or service, geographic region, or regulatory environment. Refer to Note 18 — "Business Segment Information" of the Notes to the Consolidated Financial Statements included in Part II, Item 8 of this report for additional segment information.

Financial data is summarized in the following tables.

(in thousands, except per share amounts)	Year Ended December 31, 2025		Year Ended December 31, 2024		Favorable (Unfavorable) 2025 vs. 2024 $	Favorable (Unfavorable) 2025 vs. 2024 %
Revenue	$	55,758	$	52,692	$ 3,066	5.8 %
Operating expenses		48,602		43,328	(5,274)	(12.2)%
Operating income		7,156		9,364	(2,208)	(23.6)%
Total other expense		(3,173)		(1,502)	(1,671)	(111.3)%
Income before income taxes		3,983		7,862	(3,879)	(49.3)%
Income tax expense		(1,026)		(2,073)	1,047	50.5 %
Net income	$	2,957	$	5,789	$ (2,832)	(48.9)%
Basic earnings per common share	$	0.11	$	0.24	$ (0.13)	(54.2)%
Diluted earnings per common share	$	0.11	$	0.24	$ (0.13)	(54.2)%

Revenue

Operating revenue is substantially derived from regulated water, wastewater, and recycled water service provided to customers based upon tariff rates approved by the ACC. Regulated revenue consists of amounts billed to customers based on approved fixed monthly fees and consumption based fees, as well as unbilled revenue, which is estimated revenue from the last meter reading date to the end of the accounting period utilizing historical customer data recorded.

(in thousands)	Year Ended December 31, 2025		2024		Favorable (Unfavorable) 2025 vs. 2024	%
Water service						
Basic charge	$	14,752	$	13,668	$ 1,084	7.9 %
Consumption		13,181		11,660	1,521	13.0 %
Other		676		736	(60)	(8.2)%
Total water service		28,609		26,064	2,545	9.8 %
Wastewater and recycled water service						
Basic		25,290		24,773	517	2.1 %
Consumption		1,501		1,500	1	0.1 %
Other		358		355	3	0.9 %
Total wastewater and recycled water service		27,149		26,628	521	2.0 %
Total revenue	$	55,758	$	52,692	$ 3,066	5.8 %
Active water connections		38,848		35,799	3,049	8.5 %
Active wastewater connections		29,729		28,721	1,008	3.5 %
Total active connections		68,577		64,520	4,057	6.3 %
Consumption (in million gallons)						
Water service		4,275		4,037	238	5.9 %
Recycled water		858		857	1	0.1 %

The increase in revenue for the year ended December 31, 2025 as compared to the year ended December 31, 2024 was primarily attributable to:

- Organic growth in active water and wastewater connections and growth from the acquisition of the seven water systems from the City of Tucson in July 2025.

- Increased water consumption, predominantly driven by the increase in active connections and higher usage.

- Higher rates for GW-Saguaro, resulting from the GW-Saguaro general rate case, effective July 2024 and January 2025, and higher rates for GW-Farmers, resulting from the GW-Farmers general rate case, effective May 1, 2025 and November 1, 2025.

- The increase in wastewater and recycled water service revenue was partially offset by an increase of $0.4 million in bill credits related to the Company's Southwest Plant, which were effective beginning August 2024. Refer to Note 3 - "Regulatory Matters" of the Notes to the Consolidated Financial Statements included in Part II, Item 8 of this report for additional information regarding the Southwest Plant bill credits.

Operating Expenses

(in thousands)	Year Ended December 31,		Favorable (Unfavorable) 2025 vs. 2024	
	2025	**2024**	**$**	**%**
Personnel costs - operations and maintenance	$ 5,637	$ 5,014	$ (623)	(12.4)%
Utilities, chemicals and repairs	4,671	3,927	(744)	(18.9)%
Other operations and maintenance expenses	5,441	4,785	(656)	(13.7)%
Total operations and maintenance expense	15,749	13,726	(2,023)	(14.7)%
Personnel costs - general and administrative	9,119	9,173	54	0.6 %
Professional fees	1,899	1,687	(212)	(12.6)%
Other general and administrative expenses	6,837	6,022	(815)	(13.5)%
Total general and administrative expense	17,855	16,882	(973)	(5.8)%
Depreciation, amortization and accretion	14,998	12,720	(2,278)	(17.9)%
Total operating expenses	$ 48,602	$ 43,328	$ (5,274)	(12.2)%

Operations and Maintenance

Operations and maintenance expenses primarily consist of personnel costs, production costs (primarily chemicals and purchased electrical power), maintenance costs, and property tax.

- Higher personnel costs were primarily attributable to hiring additional employees for the newly acquired water systems from the City of Tucson, as well as increased medical costs.

- Higher utilities, chemicals and repairs were primarily the result of increases in water treatment expenses, chemicals and purchased power. The increased water treatment expenses were significantly driven by costs to operate a new uranium water treatment facility. Increases in chemical costs were largely attributable to additional water consumption. In addition, increases to purchased power expense resulted from increased water consumption, additional processing equipment in operation as a result of our 2025 capital expenditure program and utility rate increases.

- The increase in other operations and maintenance expenses was primarily driven by expenses related to additional contracts with IT and other contract service providers as well as increased transportation costs and an increase in rent expense as a result of a new office lease in Pima County in December 2024.

General and Administrative

General and administrative expenses primarily consist of the day-to-day expenses of office operations, personnel costs, legal and other professional fees, insurance, rent, and regulatory fees.

- Higher professional fees were primarily attributable to increased legal fees associated with the Nikola bankruptcy.

- The increase in other general and administrative expenses was primarily attributable to:

  ◦ Increased costs associated with third party service providers, significantly driven by new and expanded services, as well as additional licensing fees, resulting from organic and acquisitive growth.

  ◦ Higher general liability insurance costs.

  ◦ Higher fees from municipality licensing-type agreements related to increased revenue.

  ◦ Increased rent expense related to the renewal of our corporate office lease.

  ◦ Higher credit loss expense as a result of aging receivables.

Depreciation, Amortization and Accretion - The increase for the year ended December 31, 2025 as compared to the year ended December 31, 2024 was substantially attributable to a 21.7% increase in depreciable fixed assets as a result of our 2025 capital expenditure program.

Total Other Expense – The increase in total other expense for the year ended December 31, 2025 as compared to the year ended December 31, 2024 was substantially attributable to:

- Loss on asset disposals of $1.3 million related to the recommissioning of our Southwest Plant for parts that were unable to be reused from the original plant.

- A decrease in interest income of $0.5 million as a result of carrying lower average cash balances.

- A decrease in income associated with Buckeye growth premiums of $0.5 million that resulted from fewer new meter connections in the area. Refer to Note 19 — "Other, Net" of the Notes to the Consolidated Financial Statements included in Part II, Item 8 of this report for additional information regarding the Buckeye growth premiums.

- All of which is partially offset by higher AFUDC-Equity of $0.3 million attributable to the 2025 capital expenditure program.

Income Tax Expense – The primary driver for the decrease in income tax expense was lower pre-tax income for the year ended December 31, 2025 compared to the year ended December 31, 2024.

Liquidity and Capital Resources

The Company's capital resources are primarily provided by internally generated cash flows from operations, debt and equity financing and certain government grants. External debt financing is provided primarily through the issuance of long-term debt or utilization of the Company's $20.0 million Revolver. Additionally, its regulated utility subsidiaries receive advances and contributions from customers, home builders, and real estate developers to partially fund construction necessary to extend service to new areas.

Significant sources of funds from historical financing activity included:

Sales of Equity Securities

The Company has historically completed multiple equity raises through sales of its common stock in both public and private offerings, including the recent transactions below.

On September 30, 2025, the Company entered into a securities purchase agreement for the issuance and sale by the Company of an aggregate of 1,270,572 shares of the Company's common stock at a purchase price of $10.30 per share in an offering exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the "Securities Act"), and Rule 506 promulgated thereunder. The Company received gross proceeds of approximately $13.1 million from the offering. Certain existing shareholders, including certain directors and/or their affiliates, purchased an aggregate of 882,223 shares of common stock in the offering at the purchase price.

On March 27, 2025, the Company completed a public offering of 3,220,000 shares of its common stock at a public offering price of $10.00 per share, which included 420,000 shares issued and sold to the underwriters following the exercise in full of their option to purchase additional shares of common stock. Certain existing shareholders, including certain directors and/or their affiliates, purchased an aggregate of 1,439,200 shares of common stock at the public offering price. The public offering resulted in approximately $32.2 million of gross proceeds or $30.8 million of net proceeds, after deducting underwriting discounts, commissions and offering expenses paid by the Company.

WIFA Grant and Note

In December 2023, the Company's GW-Farmers utility was awarded a $1.6 million grant from WIFA to replace manual read meters with AMI smart meters.

On April 30, 2024, the Company's Global Water - Rincon Water Company, Inc. utility (now part of GW-Saguaro) entered into a loan agreement with WIFA for a note with a principal amount of $2.4 million (the "WIFA Note") to improve the utility's infrastructure, including enhancements to the fluoride treatment system and other projects, of which $0.7 million is forgivable. The WIFA Note is due on April 1, 2044 and bears an interest rate of 4.911%. Funding occurs through one or more draw requests submitted by the Company and the subsequent disbursement of principal by WIFA. The Company received the final disbursements in May 2025, and as of December 31, 2025 and 2024, the outstanding balance of the WIFA Note was $1.6 million and $1.4 million, respectively. In connection with the underlying assets being placed in service, the forgivable portion of the loan was recognized as CIAC in June 2025.

Revolver

The Company maintains a revolving credit facility with Northern Trust pursuant to a loan agreement entered into between the parties (as amended, the "Northern Trust Loan Agreement"). On April 14, 2025, the Company and Northern Trust entered into a sixth amendment to the Northern Trust Loan Agreement to, among other things, (i) extend the scheduled maturity date from July 1, 2026 to May 18, 2027 and (ii) increase the maximum principal amount available for borrowing under the Revolver from $15.0 million to $20.0 million. Pursuant to the Northern Trust Loan Agreement, the amounts outstanding bear interest, payable monthly, at a rate equal to the SOFR plus 2.10%. As of December 31, 2025, the Company had no outstanding borrowings under the Revolver.

Senior Secured Notes

On June 24, 2016, the Company issued two series of senior secured notes with a total principal balance of $115.0 million at a blended interest rate of 4.55%. The Series A notes (the "Series A Notes")carry a principal balance of $28.8 million and bear an interest rate of 4.38%, payable semi-annually on June 15 and December 15 of each year, over a twelve-year term, with the principal payment due on June 15, 2028. The Series B notes (the "Series B Notes") carry a principal balance of $69.0 million and bear an interest rate of 4.58%, payable semi-annually on June 15 and December 15 of each year, over a 20-year term, with the final principal balance due on June 15, 2036. The Series B Notes were interest only for the first five years, with $1.9 million principal payments paid semi-annually in June and December thereafter beginning December 2021.

Additionally, on January 3, 2024, the Company issued $20 million aggregate principal amount of 6.91% Senior Secured Notes due on January 3, 2034 (the "6.91% Notes" and collectively with the Series A Notes and the Series B Notes, the "Senior Secured Notes"). The 6.91% Notes accrue interest at 6.91% per annum from the date of issuance, payable semi-annually on January 3 and July 3 of each year, beginning on July 3, 2024, with a balloon payment due on January 3, 2034.

Term Loan

On December 10, 2025, the Company entered into a credit agreement with, and issued a related promissory note to, CoBANK, ACB, a federally-chartered instrumentality of the United States. Under the terms of the credit agreement and promissory note, the Company was provided term loan borrowings with an aggregate principal amount of $15 million (the "Term Loan"). The Term Loan bears interest at a fixed rate of 5.49% per annum, payable semi-annually on June 15 and December 15 of each year, beginning on June 15, 2026, with the principal payment due on December 10, 2035, the scheduled maturity date. As of December 31, 2025, the Term Loan carried a principal balance of $15.0 million.

Refer to Note 10 - "Debt" of the Notes to the Consolidated Financial Statements included in Part II, Item 8 of this report for additional details regarding the WIFA Note, Revolver, Senior Secured Notes and Term Loan.

The Company uses capital resources primarily to:

- fund operating costs;
- fund capital requirements, including construction expenditures;
- make debt and interest payments;
- fund acquisitions; and
- pay dividends.

The Company's utility subsidiaries operate in rate-regulated environments in which the amount of new investment recovery may be limited. Such recovery will take place over an extended period of time because recovery through rate increases is subject to regulatory lag.

On July 8, 2025, the Company completed the previously announced acquisition of seven water systems from Tucson Water, the City of Tucson's water utility, for a purchase price of approximately $8.1 million.

As of December 31, 2025, the Company has no notable near-term cash expenditures, other than for its capital improvement plan and the principal payments for its Series B Notes in the amount of $1.9 million due in both June 2026 and December 2026. While specific facts and circumstances could change, the Company believes that with the cash on hand and the ability to draw on its $20.0 million Revolver, it will be able to generate sufficient cash flows to meet its operating cash flow requirements and capital maintenance needs, whilst remaining in compliance with its debt covenants for the next twelve months and beyond. In addition, the Company may choose to raise additional funds from time to time through equity or debt financing arrangements, which may or may not be needed for additional working capital, capital expenditures and/or strategic acquisitions for the next

twelve months and beyond. However, there are currently no commitments in place for future financing, and there can be no assurance that we will be able to obtain funds on commercially acceptable terms, if at all. Additional issuances of equity or convertible debt securities will result in dilution to our shareholders.

The Company maintains a monthly dividend program with dividends currently set at $0.02533 per share ($0.30396 per share annually). Although the Company expects that monthly dividends will be declared and paid for the foreseeable future, the declaration of any dividends is at the discretion of the Company's board of directors and is subject to legal requirements and debt service ratio covenant requirements.

Cash from Operating Activities

Cash flows provided by operating activities are used for operating needs and to meet capital expenditure requirements. The Company's future cash flows from operating activities will be affected by economic utility regulation, growth in service connections, customer usage of water, compliance with environmental health and safety standards, production costs, weather, and seasonality.

For the year ended December 31, 2025, net cash provided by operating activities totaled $20.2 million compared to $21.8 million for the year ended December 31, 2024. The change in cash from operating activities was primarily driven by the decrease in net income year over year.

Cash from Investing Activities

The net cash used in investing activities totaled approximately $75.4 million for the year ended December 31, 2025 compared to $32.5 million for the year ended December 31, 2024. The $42.9 million increase in cash used in investing activities was the result of an increase in capital expenditures tied to the Company's capital expenditure plan for 2025 and the acquisition of seven water systems completed in July 2025.

The Company continues to invest capital prudently in existing, core service areas where the Company is able to deploy the Total Water Management model as this includes any required maintenance capital expenditures and the construction of new water and wastewater treatment and delivery facilities. The projected capital expenditures and other investments are subject to periodic review and revision to reflect changes in economic conditions and other factors. As a result, the Company may adjust capital expenditures to correspond with any substantial changes in demand for new development in its service areas.

Cash from Financing Activities

The net cash provided by financing activities totaled $50.9 million for the year ended December 31, 2025, a $33.8 million increase, as compared to $17.1 million in cash provided by financing activities for the year ended December 31, 2024. This increase primarily reflects $43.7 million of aggregate proceeds from the issuances of common stock sold in the Company's private placement and public offerings, net of issuance costs, during the year ended December 31, 2025, partially offset by a $7.2 million reduction in net debt borrowings year over year, and a net decrease of $4.5 million in AIAC and CIAC advances during the year ended December 31, 2025.

Insurance Coverage

The Company carries various property, casualty, and financial insurance policies with limits, deductibles, and exclusions consistent with industry standards. However, insurance coverage may not be adequate or available to cover unanticipated losses or claims. The Company is self-insured to the extent that losses are within the policy deductible or exceed the amount of insurance maintained. Such losses could have a material adverse effect on the Company's short-term and long-term financial condition and the results of operations and cash flows.

Debt Covenants

The Company's Senior Secured Notes, Term Loan and Revolver (collectively, the "debt instruments") require the Company to maintain a debt service coverage ratio of consolidated EBITDA to consolidated debt service of at least 1.10 to 1.00. Consolidated EBITDA is calculated as net income plus depreciation and amortization, taxes, interest and other non-cash charges net of non-cash income. The debt instruments also contain a provision limiting the payment of dividends if the Company falls below a debt service ratio of 1.25. Further, the foregoing covenants are subject to various qualifications and limitations as set forth in each of the debt instruments' respective agreements. The debt instruments are subject to certain customary events of default after which they could be declared due and payable if not cured within the grace period or, in certain circumstances, could be declared due and payable immediately. As of December 31, 2025, the Company was in compliance with its financial debt covenants under the debt instruments.

Contractual Obligations and Off-Balance Sheet Arrangements

In the course of normal business activities, the Company enters into a variety of contractual obligations and commitments. Some result in direct obligations on the Company's balance sheet while others are firm commitments or commitments based on uncertainties and undetermined execution times. Refer to Note 17 — "Commitments and Contingencies" of the Notes to the Consolidated Financial Statements included in Part II, Item 8 of this report, which is incorporated herein by reference, for additional details.

As of December 31, 2025 and 2024, the Company did not have any off-balance sheet arrangements.

Recent Accounting Pronouncements

A discussion of recently issued and adopted accounting pronouncements is included in Note 1 – "Description of Business, Basis of Presentation, Significant Accounting Policies, and Recent Accounting Pronouncements" of the Notes to the Consolidated Financial Statements included in Part II, Item 8 of this report and is incorporated herein by reference.

Critical Accounting Estimates

The application of critical accounting policies is particularly important to the Company's financial condition and results of operations and provides a framework for management to make significant estimates, assumptions and other judgments. Additionally, the Company's financial condition, results of operations, and cash flow are impacted by the methods, assumptions, and estimates used in the application of critical accounting policies. Although management believes that these estimates, assumptions, and other judgments are appropriate, they relate to matters that are inherently uncertain and that may change in subsequent periods. Accordingly, changes in the estimates, assumptions, and other judgments applied to these accounting policies could have a significant impact on the Company's financial condition and results of operations as reflected in its financial statements.

Accounting for Rate-Regulated Subsidiaries

ASC Topic 980, *Regulated Operations* ("ASC 980") provides that rate-regulated entities account for and report assets and liabilities consistent with the economic effect of the way in which regulators establish rates, if the rates established are designed to recover the costs of providing the regulated service and if the competitive environment makes it probable that such rates can be billed and collected. As the Company's subsidiaries are businesses regulated by the ACC, the Company is subject to ASC 980 for accounting for the effects of this regulation. Utility companies defer costs and credits on the balance sheet as regulatory assets and liabilities when it is probable that those costs and credits will be recognized in the ratemaking process in a period different from the period in which they would have been reflected in income by an unregulated company. These deferred regulatory assets and liabilities are then reflected in the income statement in the period in which the same amounts are reflected in the rates charged for service.

When the Company's regulated subsidiaries file rate cases, their capital assets, operating costs and other matters are subject to review. During review, the ACC could disallow recovery of certain costs, and the Company may be required to write off related regulatory assets that are not specifically recoverable. See Note 3 – "Regulatory Matters" of the Notes to the Consolidated Financial Statements included in Part II, Item 8 of this report for more information regarding the Company's rate proceedings. Management continually evaluates the anticipated recovery, settlement or refund of regulatory assets, liabilities, and revenue subject to refund and provides for allowances and/or reserves that it believes to be necessary. In the event that management's assessment as to the probability of the inclusion in the ratemaking process is incorrect, the associated regulatory asset or liability will be adjusted to reflect the change in assessment or the impact of regulatory approval of rates.

In the event that regulation significantly changes the opportunity for the Company to recover its costs in the future, all or a portion of its regulated operations may no longer meet the criteria for the application of ASC 980. In such event, a write-down of all or a portion of the Company's existing regulatory assets and liabilities could result. If transition cost recovery is approved by the appropriate regulatory bodies that would meet the requirements under GAAP for continued accounting as regulatory assets and liabilities during such recovery period, the regulatory assets and liabilities would be reported at the recoverable amounts. If the Company were unable to continue to apply the provisions of ASC 980, it would be required to apply the provisions of ASC 980-20, *Discontinuation of Rate-Regulated Accounting*. In management's opinion, the Company's regulated subsidiaries will be subject to ASC 980 for the foreseeable future.

Income Taxes

Estimation of income taxes includes an evaluation of the recoverability of deferred tax assets based on an assessment of the Company's ability to utilize the underlying future tax deductions against future taxable income before they expire. The

Company's assessment is based upon existing tax laws and estimates of future taxable income. If the assessment of the Company's ability to utilize the underlying future tax deductions changes, the Company would be required to recognize fewer of the tax deductions as assets, which would increase the income tax expense in the period in which the determination is made. Additionally, an evaluation of the recoverability of deferred tax assets is based on an assessment of the Company's ability to fully utilize the deferred tax asset before it expires. The Company's assessment is based upon its ability to acquire qualifying properties. If the assessment of the Company's ability to fully utilize the deferred tax asset changes, the Company would be required to recognize income tax expense in the period in which the deferred tax asset expires.

Acquisitions

Acquisitions are accounted for as a business combination under ASC Topic 805, *Business Combinations* and the purchase price is allocated to the acquired utility assets and liabilities based on the acquisition-date fair values. Fair values are determined in accordance with ASC Topic 820, *Fair Value Measurement*, which allows for the characteristics of the acquired assets and liabilities to be considered, particularly restrictions on the use of the asset and liabilities. Regulation is considered a restriction on the use of the assets and liabilities, as it relates to inclusion in rate base, and a fundamental input to measuring the fair value in a business combination. Substantially all of the Company's operations are subject to the rate-setting authority of the ACC and are accounted for pursuant to accounting guidance for regulated operations under ASC 980. As such, the fair value of the acquired assets and liabilities subject to these rate-setting provisions approximates the pre-acquisition carrying values and does not reflect any net valuation adjustments. In some acquisitions, the Company is required to pay the seller an amount for each new account established in the service area, up to an agreed upon aggregate amount, referred to as a growth premium. The obligation period of the growth premium varies and is based on the purchase agreement. The Company accounts for the growth premium as additional consideration to the purchase, and the fair value of the growth premium liability is calculated using a discounted cash flow technique, which utilizes unobservable inputs developed by the Company using significant judgment in estimates and assumptions. Significant inputs used in the fair value calculation are as follows: year of the first meter installation, total new accounts per year, years to complete full build out and discount rate. While the Company uses the best available estimates and assumptions to accurately value assets acquired and liabilities assumed at the acquisition date, such estimates are inherently uncertain and subject to refinement. Events and circumstances may occur that may affect the accuracy or validity of such assumptions, estimates or actual results. Any adjustments subsequent to the conclusion of the acquisition's measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, will be recorded in the Company's Consolidated Statements of Operations.

ITEM 7A.   Quantitative and Qualitative Disclosures About Market Risk

Not applicable.

ITEM 8.   **Financial Statements and Supplementary Data**

Index to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM [PCAOB ID: 34]

To the shareholders and the Board of Directors of Global Water Resources, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Global Water Resources, Inc. and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations, shareholders' equity, and cash flows, for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Regulatory Matters – Impact of Rate Regulation on the Financial Statements — Refer to Note 3 to the financial statements

Critical Audit Matter Description

The Company's regulated utilities are subject to rate regulation by the Arizona Corporation Commission (the "ACC"). The ACC has jurisdiction with respect to the rates charged to water and wastewater service customers in Arizona. Management has determined it meets the requirements under accounting principles generally accepted in the United States of America to prepare its financial statements applying the specialized rules to account for the effects of cost-based rate regulation. Accounting for the economic effects of rate regulation has a pervasive effect on the financial statements.

The ACC establishes rates designed to permit the recovery of the cost of service and a return on investment. Decisions to be made by the ACC in the future will impact the accounting for regulated operations, including decisions about the amount of allowable costs and return on invested capital included in rates and any refunds that may be required. While the Company has indicated it expects to recover costs from customers through regulated rates, there is a risk that the ACC will not approve (1) full recovery of the costs of providing utility service, or (2) full recovery of all amounts invested in the utility business and a reasonable return on that investment.

We identified the impact of rate regulation as a critical audit matter due to the significant judgments that underlie the Company's regulatory account balances and disclosures and the high degree of subjectivity involved in assessing the impact of future regulatory orders on the financial statements. Management judgments include assessing the likelihood of (1) recovery in future rates of incurred costs, and (2) a refund to customers. Given that management's accounting judgments are based on assumptions about the outcome of decisions by the ACC, auditing these judgments required specialized knowledge of accounting for rate regulation and the rate setting process due to its inherent complexities.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the uncertainty of future decisions by the ACC included the following, among others:

- We read relevant regulatory orders and settlements issued by the ACC for the Company and other public utilities in Arizona, regulatory statutes, procedural memorandums, filings made by interveners and utilities, and other publicly available information to assess the likelihood of recovery in future rates or a future reduction in rates based on precedents of the ACC's treatment of similar costs under similar circumstances. We evaluated the external information and compared such information to management's regulatory asset and liability balances for completeness.

- We evaluated the Company's disclosures related to the impacts of rate regulation, including the balances recorded and regulatory developments.

/s/ DELOITTE & TOUCHE LLP

Tempe, Arizona
March 4, 2026

We have served as the Company's auditor since 2003.

GLOBAL WATER RESOURCES, INC.
Consolidated Balance Sheets

(in thousands, except share and per share amounts)		December 31, 2025		December 31, 2024
Assets				
Utility Plant	$	610,766	$	515,358
Less: accumulated depreciation		(168,915)		(153,614)
Net utility plant		441,851		361,744
Current Assets				
Cash and cash equivalents		4,080		9,047
Accounts receivable, net of allowance for credit losses of $244 and $163, respectively		3,746		3,233
Unbilled revenue		3,409		3,109
Prepaid expenses and other current assets		3,388		4,080
Total current assets		14,623		19,469
Other Assets				
Goodwill		6,512		9,486
Intangible assets, net		6,062		6,062
Regulatory assets		7,003		4,032
Restricted cash		2,755		2,109
Right-of-use assets, net		3,990		2,157
Other noncurrent assets		117		78
Total other assets		26,439		23,924
Total Assets	$	482,913	$	405,137
Capitalization and Liabilities				
Capitalization				
Common stock, $0.01 par value, 60,000,000 shares authorized; 29,116,183 and 24,570,994 shares issued, respectively	$	285	$	240
Treasury stock, 359,329 and 344,978 shares, respectively		(2)		(2)
Additional paid-in capital		87,294		47,366
Retained deficit		(961)		—
Total shareholders' equity		86,616		47,604
Long-term debt, net		129,756		118,518
Total Capitalization		216,372		166,122
Current Liabilities				
Accounts payable		2,251		2,051
Customer and meter deposits		1,725		1,609
Long-term debt, current portion		3,942		3,926
Leases, current portion		850		871
Accrued expenses and other current liabilities		10,457		13,801
Total current liabilities		19,225		22,258
Other Liabilities				
Long-term lease liabilities		3,741		1,450
Deferred revenue - ICFA		22,772		21,517
Regulatory liabilities		5,214		5,386
Advances in aid of construction		155,414		126,467
Contributions in aid of construction, net		37,857		36,834
Deferred income tax liabilities, net		9,699		9,698
Other noncurrent liabilities		12,619		15,405
Total other liabilities		247,316		216,757
Commitments and contingencies (Refer to Note 17)				
Total Capitalization and Liabilities	$	482,913	$	405,137

See accompanying notes to the Consolidated Financial Statements

GLOBAL WATER RESOURCES, INC.
Consolidated Statements of Operations

(in thousands, except share and per share amounts)		Years Ended December 31,		
		2025		**2024**
Revenue				
Water service	$	28,609	$	26,064
Wastewater and recycled water service		27,149		26,628
Total revenue		55,758		52,692
Operating Expenses				
Operations and maintenance		15,749		13,726
General and administrative		17,855		16,882
Depreciation, amortization and accretion		14,998		12,720
Total operating expenses		48,602		43,328
Operating Income		7,156		9,364
Other Income (Expense)				
Interest income		446		946
Interest expense		(5,964)		(6,098)
Other, net		2,345		3,650
Total other expense		(3,173)		(1,502)
Income Before Income Taxes		3,983		7,862
Income Tax Expense		(1,026)		(2,073)
Net Income	$	2,957	$	5,789
Basic earnings per common share	$	0.11	$	0.24
Diluted earnings per common share	$	0.11	$	0.24
Dividends declared per common share	$	0.30	$	0.30
Weighted average number of common shares used in the determination of:				
Basic		27,028,936		24,204,706
Diluted		27,076,437		24,303,340

See accompanying notes to the Consolidated Financial Statements

GLOBAL WATER RESOURCES, INC.
Consolidated Statements of Shareholders' Equity

(in thousands, except share and per share amounts)	Common Stock Shares		Common Stock	Treasury Stock Shares		Treasury Stock		Additional Paid-in Capital		Retained Earnings (Deficit)		Total Equity
BALANCE - December 31, 2023	24,492,918	$	240	(317,677)	$	(2)	$	47,585	$	797	$	48,620
Dividend declared $0.30 per share	—		—	—		—		(712)		(6,586)		(7,298)
Share option exercise	5,277		—	(4,405)		—		198		—		198
Share-based compensation	72,799		—	(22,896)		—		295		—		295
Net income	—		—	—		—		—		5,789		5,789
BALANCE - December 31, 2024	24,570,994		240	(344,978)		(2)		47,366		—		47,604
Dividend declared $0.30 per share	—		—	—		—		(4,398)		(3,918)		(8,316)
Issuance of common stock, net	4,490,572		45	—		—		43,760		—		43,805
Share-based compensation	54,617		—	(14,351)		—		566		—		566
Net income	—		—	—		—		—		2,957		2,957
BALANCE - December 31, 2025	**29,116,183**	**$**	**285**	**(359,329)**	**$**	**(2)**	**$**	**87,294**	**$**	**(961)**	**$**	**86,616**

See accompanying notes to the Consolidated Financial Statements

GLOBAL WATER RESOURCES, INC.
Consolidated Statements of Cash Flows

(in thousands)	Years Ended December 31,	
	2025	2024
Cash Flows from Operating Activities:		
Net income	$ 2,957	$ 5,789
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation, amortization and accretion	14,998	12,720
Share-based compensation	861	1,029
Deferred income tax expense	58	1,473
AFUDC-Equity	(1,156)	(892)
Loss on disposal of fixed assets	1,251	309
Operating lease expense	367	384
Other adjustments	254	125
Changes in assets and liabilities		
Accounts receivable and other current assets	85	(1,986)
Accounts payable and other current liabilities	151	(915)
Other noncurrent assets	(195)	565
Other noncurrent liabilities	537	3,184
Net cash provided by operating activities	20,168	21,785
Cash Flows from Investing Activities:		
Capital expenditures	(67,321)	(32,324)
Cash paid for acquisitions, net of cash acquired	(8,098)	(150)
Other cash flows used in investing activities	—	(4)
Net cash used in investing activities	(75,419)	(32,478)
Cash Flows from Financing Activities:		
Dividends paid	(8,201)	(7,298)
Advances and contributions in aid of construction	6,165	10,627
Refunds of advances for construction	(1,427)	(1,355)
Principal payments under finance lease	(401)	(273)
Proceeds from issuance of long-term debt	15,222	22,357
Repayments of long-term debt	(3,933)	(3,923)
Revolver borrowings	10,950	—
Revolver repayments	(10,950)	(2,315)
Issuance of common stock, net of issuance costs	44,130	—
Financing costs of debt and equity transactions	(443)	(418)
Other financing activities	(182)	(316)
Net cash provided by financing activities	50,930	17,086
Increase (Decrease) in cash, cash equivalents, and restricted cash	(4,321)	6,393
Cash, cash equivalents, and restricted cash — Beginning of period	11,156	4,763
Cash, cash equivalents, and restricted cash — End of period	$ 6,835	$ 11,156

See accompanying notes to the Consolidated Financial Statements

Supplemental disclosure of cash flow information:

(in thousands)	Years Ended December 31,	
	2025	2024
Cash and cash equivalents	$ 4,080	$ 9,047
Restricted cash	2,755	2,109
Total cash, cash equivalents, and restricted cash	$ 6,835	$ 11,156

1. Description of Business, Basis of Presentation, Significant Accounting Policies, and Recent Accounting Pronouncements

Description of Business

GWRI is a water resource management company that owns, operates, and manages thirty-nine water, wastewater, and recycled water systems in strategically located communities, principally in metropolitan Phoenix and Tucson, Arizona. Serving more than 121,000 people in approximately 40,000 homes within the Company's 418 square miles of ACC-designated service areas as of December 31, 2025, the Company provides water and wastewater utility service under the regulatory authority of the ACC. Approximately 87.3% of the active service connections are customers of the Company's GW-Santa Cruz and GW-Palo Verde utilities, which are located within a single service area.

Basis of Presentation and Principles of Consolidation

The Company's consolidated financial statements have been prepared in accordance with GAAP and include the accounts of the Company and its subsidiaries. All intercompany account balances and transactions have been eliminated in consolidation.

The Company prepares its financial statements in accordance with the rules and regulations of the SEC. The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Certain amounts from prior periods have been reclassified to conform to the current year presentation. The reclassification had no impact on the Company's results of operation, financial position or cash flows.

Significant Accounting Policies

Regulatory Assets and Liabilities

Rate-regulated subsidiaries account for and report assets and liabilities consistent with the economic effect of the way in which regulators establish rates, if the rates established are designed to recover the costs of providing the regulated service and it is probable that such rates can be billed and collected. Certain expenses and credits subject to utility regulation or rate determination normally reflected in income are deferred on the Consolidated Balance Sheets and are later recognized in income as the related amounts are included in customer rates and recovered from or refunded to customers.

The Company's regulated utilities and certain other balances are subject to regulation by the ACC and are therefore subject to ASC 980.

The Company continually evaluates whether or not our operations are within the scope of ASC 980 and rate regulations. As part of that analysis, the Company evaluates probability of recovery for its regulatory assets. In management's opinion, the Company's regulated subsidiaries will be subject to regulatory accounting for the foreseeable future.

Regulatory assets are amortized over the future periods that the costs are expected to be recovered. Final determination of whether a regulatory asset can be recovered is decided by the ACC in regulatory proceedings. If the Company determines that a portion of the regulatory assets is not recoverable in customer rates, the Company would be required to recognize the loss of the assets disallowed.

If costs expected to be incurred in the future are currently being recovered through rates, the Company records those expected future costs as regulatory liabilities. For further discussion of regulatory assets and liabilities, see Note 3 – "Regulatory Matters."

Utility Plant

Utility plant is stated at cost less accumulated depreciation provided on a straight-line basis (See Note 6 – "Utility Plant").

Depreciation rates for asset classes of utility plant are established by the ACC. The cost of additions, including betterments and replacements of units of utility fixed assets are charged to utility plant. When units of utility property are replaced, renewed, or retired, their disposal costs, less salvage proceeds, is charged to accumulated depreciation.

Depreciation of utility plant is computed based on the estimated useful lives as follows:

	Useful Lives
Equipment	3 to 30 years
Office buildings and other structures	30 years
Transmission and distribution plant	10 to 50 years

In addition to third party costs, direct personnel costs and indirect construction overhead costs may be capitalized. AFUDC incurred during the construction period is also capitalized as a component of the cost of the constructed assets, which represents the cost of debt and equity associated with construction activity. Expenditures for maintenance and repairs are charged to expense.

Intangible plant consists of CC&Ns, franchise contract rights and other organizational costs. A CC&N is a permit issued by the ACC allowing a public service corporation to serve a specified area, and preventing other public service corporations from offering the same water and wastewater service within the specified area. Franchise contract rights are agreements with governmental entities that allow the Company to place infrastructure in public right-of-way, with permits expected to be renewable indefinitely. Organizational costs represent fees paid to federal or state governments for the privilege of incorporation and expenditures incident to organizing the corporation and preparing it to conduct business.

AROs

The Company's AROs represent the estimated costs to properly close, decommission, and remediate certain wastewater treatment and related facilities at the end of their useful lives. These obligations arise from requirements contained in Aquifer Protection Permits issued by the ADEQ, which obligate the Company to remove infrastructure, close permitted units, and restore impacted areas upon permanent cessation of operations. AROs are recognized when a legal obligation is incurred and can be reasonably estimated, and are initially measured at the present value of the expected future retirement costs. The recorded AROs are long-term in nature and are expected to be settled only upon closure or retirement of the associated facilities. ARO liabilities are included in other noncurrent liabilities on the Consolidated Balance Sheets.

Regulated Revenue

Operating revenue is substantially derived from regulated water, wastewater, and recycled water service provided to customers based upon tariff rates approved by the ACC. The Company's customers are the recipients of its utility service, and the tariff rates represent a contract with those customers, both of which meet their respective definitions under ASC Topic 606, *Revenue from Contracts with Customers* ("ASC 606") and create enforceable rights and obligations. Regulated revenue consists of amounts billed to customers based on approved fixed monthly fees and consumption based fees, as well as unbilled revenue, which is estimated revenue from the last meter reading date to the end of the accounting period utilizing historical customer data recorded.

The Company satisfies its performance obligation to provide water, wastewater, and recycled water service over time as service is rendered. Regulated water and wastewater service may be terminated by the customers at will, and, as a result, no separate financing component is recognized for the Company's collections from customers, which generally require payment within 15 days of billing. The Company applies judgment, based principally on historical payment experience, in estimating its customers' ability to pay.

Total revenue does not include sales tax as the Company considers itself a pass-through conduit for collecting and remitting sales taxes.

Revenue Recognition—Water Service

Water service revenue is recorded when service is rendered or water is delivered to customers. In addition to a monthly basic service charge, the measurement of sales to customers is generally based on the reading of their meters, which occurs on a systematic basis throughout the month. At the end of each month, the Company estimates consumption since the date of the last meter reading and a corresponding unbilled revenue is recognized. The unbilled revenue estimate is based upon the number of unbilled days that month and the average daily customer billing rate from the previous month (which fluctuates based upon customer usage). The Company applies the invoice practical expedient and recognizes revenue from contracts with customers in the amount for which the Company has a right to invoice. The Company has the right to invoice for the volume of consumption, service charge, and other authorized charges.

Water connection fees are the fees associated with the application process to set up a customer to receive utility service on an existing water meter. These fees are approved by the ACC through the regulatory process and are set based on the costs incurred to establish service including the application process, billing setup, initial meter reading, and service transfer. Because the amounts charged for water connection fees are set by the ACC and not negotiated in conjunction with the pricing of ongoing water service, the connection fees represent the culmination of a separate earnings process and are recognized when the service is provided. For both years ended December 31, 2025 and 2024, the Company recognized $0.3 million in connection fees.

Meter installation fees are the fees charged to developers or builders associated with installing new water meters. Certain fees for meters are regulated by the ACC and are refundable to the end customer over a period of time. Refundable meter installation fees are recorded as an AIAC liability upon receipt.

Revenue Recognition—Wastewater and Recycled Water Service

Wastewater and recycled water service revenue is generally recognized when service is rendered. Wastewater service is billed at a fixed monthly amount per connection, and recycled water service is billed monthly based on volumetric fees.

Revenue Recognition—Unregulated Revenue

Unregulated revenue represents revenue that is not subject to the ratemaking process of the ACC and is primarily related to the revenue recognized on a portion of ICFA funds received. Under the terms of ASC 606, each ICFA is a contract, and the counterparty (typically a developer or homebuilder) to the ICFA is the Company's customer. Revenue is recognized when (1) the Company has planned, coordinated, and financed the infrastructure as specified in the ICFA contract; (2) the Company has sufficient capacity in place within the infrastructure to provide water/wastewater services to the counterparty, and (3) based on the totality of the circumstances regarding the entitlement and development of the land, it is more likely than not that the counterparty will move forward with construction of residential, commercial, or industrial development within the next twenty-four months.

Allowance for Credit Losses

Provisions are made for doubtful accounts due to the inherent uncertainty around the collectability of accounts receivable. The allowance for credit losses is recorded as bad debt expense and is classified as general and administrative expense. The allowance for credit losses is determined considering the age of the receivable balance, type of customer (e.g., residential or commercial), payment history, as well as specific identification of any known or expected collectability issues (see Note 4 – "Revenue Recognition - Accounts Receivable and Allowance for Credit Losses").

ICFAs

ICFAs are agreements with developers and homebuilders where the Company, which owns the operating utilities, provides service to plan, coordinate and finance the water and wastewater infrastructure that would otherwise be required to be performed or subcontracted by the developer or homebuilder. Service provided within these agreements include coordination of construction service for water and wastewater treatment facilities as well as financing, arranging and coordinating the provision of utility service. In return, the developers and homebuilders pay the Company an agreed-upon amount per dwelling unit for the land legally described in the agreement or a portion thereof. Under ICFA agreements, the Company has a contractual obligation to ensure physical capacity exists through its regulated utilities for the provision of water and wastewater utility service to the land when needed. This obligation persists regardless of connection growth.

Fees for this service are typically a negotiated amount per equivalent dwelling unit for the land legally described in the agreement, or a portion thereof. Payments are generally due in installments, with a portion due upon signing of the agreement, a portion due upon completion of certain milestones, and the final payment due upon final plat approval or sale of the subdivision. The payments are non-refundable. The agreements are generally recorded against the land with the appropriate recorder's office and must be assumed in the event of a sale or transfer of the land. The regional planning and coordination of the infrastructure in the various service areas has been an important part of the Company's business model.

Payments for ICFAs are usually received in advance. The ACC requires a HUF tariff to be established for all ICFAs that come due and are paid to the Company, which is a set amount per equivalent dwelling unit determined by the ACC based on the utility and meter size. As payments are received, 70% of the payment must be recorded as a HUF liability until the HUF liability is fully funded, with the remaining amount initially recorded to deferred revenue until earned. The Company is responsible for assuring that the full HUF tariff, which is the set amount determined by the rate decision, is funded in the HUF liability, even if it results in recording less than 30% of the overall ICFA funds as deferred revenue. ICFA revenue is

recognized when the Company completes the performance obligations under the agreement. The ACC prohibits the Company from entering into any new ICFAs.

The Company accounts for the portion of ICFA funds allocated to the HUF liability as a CIAC once the associated utility plant is placed in service. However, in accordance with the ACC directives, the CIAC is not deducted from rate base until the HUF funds are expended for utility plant. Such funds are restricted and segregated in a separate bank account and used for plant. For facilities required under a HUF or ICFA, the utilities must first use the HUF moneys received, after which, it may use debt or equity financing for the remainder of construction.

As these arrangements are with developers and not with the end water or wastewater customer, revenue recognition coincides with the completion of the Company's performance obligations under the agreement with the developer and its regulated utilities' ability to provide fitted capacity for water and wastewater service. The Company exercises judgment when estimating the number of equivalent dwelling units that its regulated utilities have capacity to serve. The Company believes that service provided within these agreements is not distinct in the context of the contract because it is highly interdependent with its regulated utilities' ability to provide fitted capacity for water and wastewater service. The Company concluded that the goods and service provided under ICFA contracts constitute a single performance obligation.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments in debt instruments with an original maturity of three months or less.

Restricted Cash

Restricted cash represents cash deposited relating to HUF tariffs, to be used towards future infrastructure costs, as well as funds set aside to settle AROs. The following table summarizes the restricted cash balance:

(in thousands)	December 31, 2025		December 31, 2024
HUF funds	$	591	$	870
Certificates of deposit		2,164		1,239
	$	2,755	$	2,109

Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company had no valuation allowance as of December 31, 2025 and 2024 (see Note 14 – "Income Taxes").

The Company evaluates uncertain tax positions using a two-step approach. Recognition (step one) occurs when it is concluded that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) determines the amount of benefit that more-likely-than-not will be realized upon settlement. Derecognition of a tax position that was previously recognized would occur when the Company subsequently determine that a tax position no longer meets the more-likely-than-not threshold of being sustained. The use of a valuation allowance as a substitute for derecognition of tax positions is prohibited, and to the extent that uncertain tax positions exist, expanded disclosures are provided.

Judgment and the use of estimates are required in developing the provision for income taxes and reporting of tax-related assets and liabilities. The interpretation of tax laws and associated regulations involves uncertainty as taxing authorities may interpret the laws differently.

Goodwill

Goodwill represents the excess purchase price over the fair value of net tangible and identifiable intangible assets acquired through acquisitions. Goodwill is not amortized, it is instead tested for impairment annually, or more often if circumstances indicate a possible impairment may exist. As required, the Company evaluates goodwill for impairment annually, and does so as of November 1 of each year, and at an interim date if indications of impairment exist. When testing goodwill for impairment,

the Company may assess qualitative factors, including macroeconomic conditions, industry and market considerations, overall financial performance, and entity specific events to determine whether it is more likely than not that the fair value of an operating and reportable segment is less than its carrying amount. The Company utilizes internally developed discounted future cash flow models, third-party appraisals, or broker valuations to determine the fair value of the reporting unit. Under the discounted cash flow approach, the Company utilizes various assumptions requiring judgment, including projected future cash flows, discount rates, and capitalization rates. The estimated future cash flows are based on historical data, internal estimates, and external sources. The estimated fair value is then compared to the carrying value. If the carrying value is in excess of the fair value, an impairment charge is recorded to asset impairments within the Company's consolidated statement of operations in the amount by which the reporting unit's carrying value exceeds its fair value, limited to the carrying value of goodwill. Refer to Note 8 — "Goodwill and Intangible Assets" for additional information about goodwill.

Intangible Assets

Intangible assets consist of acquired ICFA and Sonoran contract rights and are amortized when cash is received in proportion to the amount of total cash expected to be received under the underlying agreements. Due to the uncertainty of the timing of when cash will be received under ICFA agreements and contract rights, the Company cannot reliably estimate when the remaining intangible assets' amortization will be recorded. Refer to Note 1 – "Description of Business, Basis of Presentation, Significant Accounting Policies, and Recent Accounting Pronouncements — Significant Accounting Policies — ICFAs" for additional information about ICFAs.

Impairment of Long-Lived Assets

Management evaluates the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. If an indicator of possible impairment exists, an undiscounted cash flow analysis would be prepared to determine whether there is an actual impairment. Measurement of the impairment loss is based on the fair value of the asset. Generally, fair value will be determined using appraisals or valuation techniques such as the present value of expected future cash flows.

Leases

The Company has operating and finance leases involving real property, vehicles, and equipment. The right to use an underlying asset for the lease term is represented by an ROU asset and the ROU lease liability represents the obligations to make lease payments arising from the lease. ROU lease liabilities and related assets are measured and recorded at the commencement date in accordance with ASC Topic 842, *Leases* ("ASC 842"), and are initially recorded based on the estimated present value of the discounted remaining lease payments over the lease term. Lease expense is recognized on a straight-line basis over the lease term.

The Company elected to apply the short-term lease exception for leases with terms of twelve months or less, which are not included on the balance sheet and are expensed on a straight-line basis over the term of the lease. None of the Company's lease agreements contain variable lease payments, material residual value guarantees or material restrictive covenants. Significant assumptions and judgments made as part of the lease standard include determining (i) whether a contract contains a lease, (ii) whether a contract involves an identified asset, and (iii) which party to the contract directs the use of the asset. The discount rate used to determine the present value of the lease payments is the implicit rate, when readily determinable, or the Company's incremental borrowing rate. Leases are included in the Right-of-use assets, net, Leases, current portion and Long-term lease liabilities financial statement line items on the Consolidated Balance Sheets.

Debt Issuance Costs

In connection with the issuance of certain of the Company's long-term debt, the Company has incurred legal and other costs that are directly attributable to realizing the proceeds of the debt issued. These costs are netted against long-term debt and amortized as interest expense using the effective interest method over the term of the respective debt. Amortization of debt issuance costs and discounts were less than $0.1 million for both the years ended December 31, 2025 and 2024.

AIAC and CIAC

The Company has various agreements with developers, whereby funds, water line extensions, or wastewater line extensions are provided to the Company by the developers and are considered refundable AIAC. These AIAC are non-interest-bearing and are subject to refund to the developers through annual payments that are computed as a percentage of the total annual gross revenue earned from customers connected to utility service constructed under the agreement over a specified period (generally 22 years). The refundable AIAC have a carrying value of $157.1 million and $127.9 million as of December 31, 2025 and 2024,

respectively. Upon the expiration of the agreements' refunding period, the remaining balance of the AIAC becomes nonrefundable and at that time is considered CIAC. Additionally, the Company accounts for its HUF tariffs as a CIAC once the associated utility plant is placed in service. CIAC are amortized as a reduction of depreciation expense over the estimated remaining life of the related utility plant. For rate-making purposes, utility plant funded by AIAC or CIAC are excluded from rate base. There was no AIAC balance transferred to CIAC for the years ended December 31, 2025 or December 31, 2024.

Fair Value of Financial Instruments

ASC Topic 820, *Fair Value Measurement* ("ASC 820"), establishes a fair value hierarchy that distinguishes between assumptions based on market data (observable inputs) and the Company's assumptions (unobservable inputs). The hierarchy consists of three levels, as follows:

- Level 1 - Quoted market prices in active markets for identical assets or liabilities.

- Level 2 - Inputs other than Level 1 that are either directly or indirectly observable.

- Level 3 - Unobservable inputs developed using the Company's estimates and assumptions, which reflect those that the Company believes market participants would use.

The carrying values of cash equivalents, accounts receivables, and accounts payable approximate fair value due to the short-term maturities of these instruments. See Note 10 – "Debt" for information as to the fair value of long-term debt. Portions of these non-interest-bearing instruments are payable annually through 2048 and amounts not paid by the contract expiration dates become nonrefundable. Their relative fair values cannot be accurately estimated because future refund payments depend on several variables, including new customer connections, customer consumption levels, and future rate increases. However, the fair value of these amounts would be less than their carrying value due to the non-interest-bearing feature.

Business Combinations

Acquisitions are accounted for as a business combination under ASC Topic 805, *Business Combinations* ("ASC 805")*,* and the purchase price is allocated to the acquired utility assets and liabilities based on the acquisition-date fair values. Fair values are determined in accordance with ASC 820, which allows for the characteristics of the acquired assets and liabilities to be considered, particularly restrictions on the use of the asset and liabilities. Regulation is considered both a restriction on the use of the assets and liabilities, as it relates to inclusion in rate base, and a fundamental input to measuring the fair value in a business combination. Substantially all the Company's operations are subject to the rate-setting authority of the ACC and are accounted for pursuant to accounting guidance for regulated operations. The rate-setting and cost recovery provisions currently in place for the Company's regulated operations provide revenue derived from costs, including a return on rate base. As such, the fair value of the Company's assets and liabilities subject to these rate-setting provisions approximates the pre-acquisition carrying values and does not reflect any net valuation adjustments.

Governmental Funding & Assistance

Occasionally, the Company participates in various U.S. federal, state and local programs under which governmental funding is received to offset certain specified costs of the Company associated with water conservation efforts, the provision of utility service or facilities in designated locations (such as unserved or underserved rural areas), and the replacement and upgrading of outdated equipment with advanced metering infrastructure. In certain instances, our receipt of awarded governmental funds may be conditioned on the Company meeting specified progress and inspection milestones during construction of associated utility infrastructure projects. Certain programs are subject to audits of compliance with program commitments and, subject to the outcomes of those assessments, the Company may be required to reimburse the government entity for cash previously received, or, in some cases, pay a penalty. The Company evaluates each program and establishes a liability under the principles of ASC Topic 450, *Contingencies* ("ASC 450")*,* if it is probable support payments will be recaptured or a penalty will be imposed.

In April 2024, the Company's Global Water - Rincon Water Company, Inc. utility (now part of GW-Saguaro) entered into a loan agreement with WIFA to improve the utility's infrastructure, including enhancements to the fluoride treatment system and other projects. A portion of the loan is forgivable, which the Company accounts for as CIAC. Refer to Note 10 - "Debt," for additional information.

In December 2023, the Company's GW-Farmers utility was awarded a $1.6 million grant from WIFA to replace manual read meters with AMI smart meters. Disbursement of the award occurs through one or more reimbursement requests submitted by the Company for costs incurred and activities performed between July 6, 2022 and June 30, 2026. Award payments are accounted for as CIAC. The Company received $0.3 million and $0.9 million in award disbursements for the years ended December 31, 2025 and December 31, 2024, respectively.

Recent Accounting Pronouncements

Recently Issued Accounting Pronouncements

In December 2025, the FASB issued ASU 2025-11, *Interim Reporting (Topic 270): Narrow-Scope Improvements*, which improves and clarifies the guidance regarding when disclosures should be provided in interim reporting periods. The standard is effective for interim reporting periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The amendments can be applied either prospectively or retrospectively to any or all prior periods presented in the financial statements. The Company is currently evaluating the impacts this amendment will have on its interim disclosures.

In December 2025, the FASB issued ASU 2025-10, *Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities*, which establishes authoritative guidance on the accounting for government grants, including grants related to an asset and grants related to income. This standard specifies the timing of recognition, the two available approaches to record the grant (the deferred income and the cost accumulation approach) and requires disclosure consistent with current disclosure requirements. The standard is effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods, with early adoption permitted. The Company is currently evaluating the impacts this amendment will have on its consolidated financial statements and required disclosures.

In November 2024, the FASB issued ASU 2024-03, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40)*. This pronouncement requires disaggregated disclosure of income statement expenses for public business entities. In January 2025, the FASB issued ASU 2025-01, *Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date*, which clarified the effective date of this standard. This standard requires disclosure in tabular format of disaggregation of relevant expense captions presented on the income statement by certain natural expense categories with certain related qualitative disclosures within the notes to the financial statements. The ASU does not change the expense captions an entity presents on the income statement. The standard is effective for fiscal years beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. The Company is currently evaluating the impacts this amendment will have on its consolidated financial statements and required disclosures.

Recently Adopted Accounting Pronouncements

In September 2025, the FASB issued ASU 2025-06, *Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40), Targeted Improvements to the Accounting for Internal-Use Software*, which clarifies and modernizes the accounting for costs related to internal-use software. The amendments in ASU 2025-06 remove all references to project stages throughout Subtopic 350-40 and clarify (i) the threshold entities apply to begin capitalizing costs and (ii) disclosure requirements. ASU 2025-06 is effective for all entities for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods, with early adoption permitted. The Company early adopted this standard on a prospective basis from the adoption date of January 1, 2026 and does not expect a material impact to its consolidated financial statements or disclosures.

In July 2025, the FASB issued ASU 2025-05, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets*, which provides entities with a practical expedient when estimating expected credit losses on current accounts receivable and/or current contract assets arising from transactions under *Revenue from Contracts with Customers (Topic 606)*. The practical expedient allows entities to assume that current conditions as of the balance sheet date do not change for the remaining life of the asset. For entities that elect the practical expedient, ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. The Company does not expect a material impact to its consolidated financial statements and disclosures.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures* to expand the disclosure requirements for income taxes, specifically related to the rate reconciliation and income taxes paid. ASU 2023-09 is effective for annual periods beginning after December 15, 2024, with early adoption permitted. The Company adopted this pronouncement and the related disclosure for the year ended December 31, 2025 and revised its income tax disclosures in Note 14 — *"Income Taxes"* on a prospective basis.

2. Acquisitions

Acquisition of Water Systems from City of Tucson

On July 8, 2025, the Company's GW-Ocotillo subsidiary completed the previously announced acquisition of seven water systems from Tucson Water, the City of Tucson's water utility, in an all-cash transaction for an amended purchase price of approximately $8.1 million. The systems served approximately 2,200 water service connections in and around Pima County with a rate base of approximately $7.7 million at the time of acquisition.

The acquisition, which served to grow our footprint in Pima County, was accounted for as a business combination under ASC 805 and the purchase price was allocated to the acquired utility assets and liabilities based on the acquisition-date fair values. Fair values are determined in accordance with ASC 820, which allows for the characteristics of the acquired assets and liabilities to be considered, particularly restrictions on the use of the asset and liabilities. Regulation is considered both a restriction on the use of the assets and liabilities, as it relates to inclusion in rate base, and a fundamental input to measuring the fair value in a business combination. Substantially all the Company's operations are subject to the rate-setting authority of the ACC and are accounted for pursuant to accounting guidance for regulated operations. The rate-setting and cost recovery provisions currently in place for the Company's regulated operations provide revenues derived from costs, including a return on investment of assets and liabilities included in rate base. As such, the fair value of the acquired utility assets and liabilities subject to these rate-setting provisions approximates the pre-acquisition carrying values and does not reflect any net valuation adjustments.

The purchase price allocation of the net assets acquired in the transaction is as follows as of the acquisition date:

Net assets acquired *(in thousands)*:		
Utility plant, net	$	7,731
Cash		25
Accounts receivable		162
Other accrued liabilities		(25)
Total net assets assumed		7,893
Goodwill		230
Total purchase price	$	8,123

The goodwill reflects the value paid primarily for the long-term potential for connection growth as a result of the Company's increased scale and diversity, opportunities for synergies, and an improved risk profile.

While the Company uses the best available estimates and assumptions to accurately value assets acquired and liabilities assumed at the acquisition date, such estimates are inherently uncertain and subject to refinement. Events and circumstances may occur that may affect the accuracy or validity of such assumptions, estimates, or actual results. As a result, during the one-year measurement period from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Any adjustments subsequent to the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, will be recorded in the Company's Condensed Consolidated Statements of Operations.

3. Regulatory Matters

Regulatory Assets and Liabilities

The Company's regulatory assets and liabilities consisted of the following:

(in thousands)	Recovery Period	December 31, 2025	December 31, 2024
Regulatory Assets			
Acquisition premiums	25 or 50 years	$ 5,478	$ 2,589
Income taxes recoverable through future rates	Various	1,247	1,326
Other regulatory assets	Various	497	117
Total regulatory assets		7,222	4,032
Less: current portion		219	—
Total noncurrent regulatory assets		$ 7,003	$ 4,032
Regulatory Liabilities			
Acquired ICFAs		$ 4,243	$ 4,243
Income taxes payable through future rates		449	468
Depreciation adjustment		653	675
Total regulatory liabilities		5,345	5,386
Less: current portion		131	—
Total noncurrent regulatory liabilities		$ 5,214	$ 5,386

Acquisition Premiums

In Decision No. 79383 (2024) and 78644 (2022), the ACC approved acquisition premiums of approximately $1.8 million to be amortized over a 50-year period and approximately $0.8 million to be amortized over a 25-year period, respectively. In Decision No. 80695 (2025), the ACC approved an additional acquisition premium, and deferral of recovery, of approximately $3.0 million, which will not begin amortizing until further authorized by the ACC in a future GW-Farmers rate case, subject to the GW-Farmers utility being found viable by the ACC.

Income Taxes Recoverable/Payable Through Future Rates

The TCJA required the Company to remeasure all existing deferred income tax assets and liabilities to reflect the reduction in the federal tax rate. For the Company's regulated entities, substantially all of the change in deferred income taxes is recorded as an offset to either a regulatory asset or liability because the impact of changes in the rates are expected to be recovered from or refunded to customers.

Acquired ICFAs

The ICFA regulatory liability, established in compliance with a 2014 settlement agreement with the ACC, relates to the offset of intangible assets related to ICFA contracts obtained in connection with the GW-Santa Cruz, GW-Palo Verde, and Sonoran acquisitions. When funds are received related to the acquired ICFA intangible asset, a portion of these funds reduce the acquired ICFA regulatory liability and partially offset the amortization expense recognition of the related intangible asset. The regulatory liability is classified as long term due to the long term nature of these arrangements and the uncertainty of the timing of receipt of funds to be received against the acquired ICFA intangible asset.

Depreciation

Decision No. 78644 (2022) approved an adjustment to update previously approved depreciation rates. The adjustment was incorporated into rates in accordance with the rate decision.

Recent ACC Rulings and Activity

2025 GW-Santa Cruz and GW-Palo Verde Rate Case

On March 5, 2025, GW-Santa Cruz and GW-Palo Verde each filed a general rate case application with the ACC for water and wastewater rates, respectively. The GW-Santa Cruz and GW-Palo Verde rate case is based on a test year ending December 31, 2024, with updates for changes in post-test year plant. On October 1, 2025, the ACC Utilities Division ("ACC Staff") and RUCO filed their respective initial written testimonies with the ACC in the rate case. Subsequent rebuttal, surrebuttal and rejoinder testimonies were filed by the parties in the fourth quarter of 2025. The hearing with the ALJ, originally scheduled to begin December 15, 2025, was delayed until August 3, 2026, and an additional round of testimony is scheduled for Q2 2026.

2024 GW-Farmers Rate Case - Decision No. 80695 - Issued April 29, 2025

On June 27, 2024, GW-Farmers filed a rate case application with the ACC for increased water rates based on a 2023 test year, with updates for changes in post-test year plant through December 31, 2024. On April 29, 2025, the ACC approved GW-Farmers' rate case application in Decision No. 80695. Among other approvals, Decision No. 80695 approved an increase in GW-Farmers' annual revenue requirement of $1.1 million and a return on equity of 9.6%, with increased rates to be phased-in over three periods. 50% of the increase was effective on May 1, 2025, with another 25% effective on November 1, 2025. The final 25% increase will be phased in on May 1, 2026. In addition to the rate increase, Decision No. 80695 also approved a deferral of the recovery of an acquisition premium of approximately $3 million related to the Company's acquisition of GW-Farmers, which the Company recorded as of March 31, 2025. Decision No. 80695 calls for the acquisition premium to be recovered in a future rate case, subject to the GW-Farmers utility being found viable by the ACC. Refer to Note 8 – "Goodwill and Intangible Assets" for additional information.

2022 GW-Saguaro Rate Case - Decision No. 79383 - Issued June 20, 2024

On June 20, 2024, the ACC issued Decision No. 79383, which related to each of the rate case applications filed by seven of the Company's regulated water utilities for increased water rates based on a 2022 test year. Decision No. 79383 approved, among other things, a collective annual revenue increase of approximately $351,000. The approved rates are being phased-in over five periods with the first increase effective July 1, 2024. The subsequent four increases will be effective on January 1 of each subsequent year. The majority of the revenue increase was phased in on January 1, 2025.

Southwest Plant

In January 2024, the Company discovered that approximately $7.8 million of construction costs for the Southwest Plant had been prematurely included as "plant in service" for rate making purposes in 2007 and were reflected in the calculation of customer rates in Decision No. 71878 (September 15, 2010). Those costs were also included as "plant in service" in Decision No. 74364 (February 26, 2014) and Decision No. 78644 (July 27, 2022). The Company disclosed this circumstance to the ACC on March 1, 2024, and on April 25, 2024, GW-Palo Verde filed an application with the ACC requesting a monthly bill credit for customers that would be in place until the conclusion of the next GW-Palo Verde rate case. The ACC issued Decision No. 79424 on July 18, 2024 approving the bill credit with an effective date of August 1, 2024. The bill credit reduced revenue earned by $0.6 million and $0.3 million for the years ended December 31, 2025 and 2024, respectively.

4. Revenue Recognition

Disaggregated Revenue

Disaggregated revenue from contracts with customers by major source and customer class was as follows:

(in thousands)	Years Ended December 31, 2025		Years Ended December 31, 2024	
Regulated revenue				
Water Service				
Residential	$	19,948	$	18,612
Irrigation		4,084		3,332
Commercial		1,945		1,551
Multi-family		439		320
Construction		1,156		1,140
Other water revenue		1,037		1,109
Total water revenue		28,609		26,064
Wastewater and recycled water service				
Residential		23,803		23,404
Commercial		1,186		1,195
Multi-family		300		174
Recycled water revenue		1,501		1,500
Other wastewater revenue		359		355
Total wastewater and recycled water revenue		27,149		26,628
Total revenue	$	55,758	$	52,692

Contract Balances

The Company's contract assets and liabilities consisted of the following:

(in thousands)	December 31, 2025		December 31, 2024	
Contract assets				
Accounts receivable, net	$	3,746	$	3,233
Total contract assets	$	3,746	$	3,233
Contract liabilities				
Deferred revenue - ICFA	$	22,772	$	21,517
Total contract liabilities	$	22,772	$	21,517

Accounts Receivable and Allowance for Credit Losses

Accounts receivable consisted of the following:

(in thousands)	December 31, 2025		December 31, 2024	
Billed receivables	$	3,990	$	3,396
Less: provision for credit losses		(244)		(163)
Accounts receivable, net	$	3,746	$	3,233

The following table summarizes the allowance for credit loss activity:

(in thousands)	December 31, 2025	December 31, 2024
Beginning of period	$ (163)	$ (122)
Credit loss expense	(193)	(103)
Write offs	123	90
Recoveries	(11)	(28)
End of period	$ (244)	$ (163)

Remaining Performance Obligations

Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods. Deferred revenue from ICFAs is recognized as revenue once the obligations specified within the applicable ICFA are met, including construction of sufficient operating capacity to serve the customers for which revenue was deferred. Due to the uncertainty of future events, the Company is unable to estimate when to expect recognition of deferred revenue from ICFAs.

The following table summarizes the ICFA deferred revenue activity:

(in thousands)	December 31, 2025	December 31, 2024
Beginning of period	$ 21,517	$ 19,656
Payments allocated to deferred revenue	1,255	1,861
End of period	$ 22,772	$ 21,517

5. Earnings Per Share

Basic EPS in each period of this report were calculated by dividing net income by the weighted-average number of shares during those periods. Diluted EPS includes additional weighted-average common stock equivalents (options and restricted stock awards), if dilutive. A reconciliation of the denominator used in basic and diluted EPS calculations is shown in the following table:

(In thousands)	Years Ended December 31,	
	2025	2024
Basic weighted average common shares outstanding	27,029	24,205
Effect of dilutive securities:		
Option grants	22	78
Restricted stock awards	25	20
Total dilutive securities	47	98
Diluted weighted average common shares outstanding	27,076	24,303
Anti-dilutive shares excluded from earnings per diluted shares	130	—

For the year ended December 31, 2025, approximately 130,000 share-based awards were excluded from the computation of diluted EPS because their effect would have been anti-dilutive under the treasury stock method.

6. Utility Plant

Utility plant consisted of the following:

(in thousands)	December 31, 2025	December 31, 2024
Transmission and distribution plant	$ 364,270	$ 321,075
Equipment	102,700	67,917
Office buildings and other structures	88,529	67,313
Construction work-in-progress	48,801	54,388
Intangible plant	3,569	2,365
Land	2,897	2,300
Total utility plant	$ 610,766	$ 515,358

Depreciation expense related to depreciable property was $14.5 million and $12.0 million for the years ended December 31, 2025 and 2024, respectively.

Asset Retirement Obligations

Changes in the carrying amount of AROs were as follows:

(in thousands)	December 31, 2025
Beginning of period	$ 697
Accretion expense	148
Change in estimated cash flows	(374)
End of period	$ 471

7. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following:

(in thousands)	December 31, 2025	December 31, 2024
Prepaid expense	$ 800	$ 648
Prepaid income tax	738	149
Prepaid insurance	625	533
Buckeye growth premiums receivable	564	738
Stop loss medical claims	340	135
Regulatory assets, current	219	—
ICFA receivable	—	1,871
Other current assets	102	6
Prepaid expenses and other current assets	$ 3,388	$ 4,080

8. Goodwill and Intangible Assets

The Company's goodwill is related to historical acquisitions. As of December 31, 2025, there were no indicators of impairment identified as a result of the Company's review of events and circumstances related to its goodwill subsequent to the acquisitions.

In March 2025, in connection with the 2024 GW-Farmers rate case, the Company reclassified approximately $3.0 million of goodwill to regulatory assets to establish an acquisition premium. Refer to Note 3 – "Regulatory Matters" for additional information. In addition, an immaterial adjustment to goodwill was recorded during the second quarter of 2025.

In July 2025, the Company recorded an additional $0.2 million of goodwill in connection with the seven water systems acquired from the City of Tucson (refer to Note 2 – Acquisitions for additional information).

Changes in the carrying value of goodwill were as follows:

(in thousands)	December 31, 2025
December 31, 2024	$ 9,486
Acquisition activity	230
Reclassification to regulatory assets	(2,959)
Other adjustments	(245)
December 31, 2025	$ 6,512

Intangible Assets

Intangible assets consisted of the following:

(in thousands)	December 31, 2025			December 31, 2024		
	Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount
Intangible assets						
Acquired ICFAs	$ 17,978	$ (17,037)	$ 941	$ 17,978	$ (17,037)	$ 941
Sonoran contract rights	7,406	(2,285)	5,121	7,406	(2,285)	5,121
Total intangible assets	$ 25,384	$ (19,322)	$ 6,062	$ 25,384	$ (19,322)	$ 6,062

Acquired ICFAs and Sonoran contract rights relate to acquired rights under certain ICFAs through the 2004 acquisition of GW-Santa Cruz and GW-Palo Verde and the 2005 acquisition of Sonoran assets, respectively, which are amortized when cash is received in proportion to the amount of total cash expected to be received under the underlying agreements. Due to the uncertainty of the timing of when cash will be received under ICFA agreements and contract rights, the Company cannot reliably estimate when the remaining intangible assets' amortization will be recorded. There was no amortization recorded for these balances during the years ended December 31, 2025 and 2024.

9. Equity

Private Placement of Common Stock

On September 30, 2025, the Company entered into a securities purchase agreement for the issuance and sale by the Company of an aggregate of 1,270,572 shares of the Company's common stock at a purchase price of $10.30 per share in an offering exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the "Securities Act"), and Rule 506 promulgated thereunder. The Company received gross proceeds of approximately $13.1 million from the offering. Certain existing shareholders, including certain directors and/or their affiliates, purchased an aggregate of 882,223 shares of common stock in the offering at the purchase price.

Public Offering of Common Stock

On March 27, 2025, the Company completed a public offering of 3,220,000 shares of its common stock at a public offering price of $10.00 per share, which included 420,000 shares issued and sold to the underwriters following the exercise in full of their option to purchase additional shares of common stock. Certain existing shareholders, including certain directors and/or their affiliates, purchased an aggregate of 1,439,200 shares of common stock at the public offering price. The public offering resulted in approximately $32.2 million of gross proceeds or $30.8 million of net proceeds, after deducting underwriting discounts, commissions and offering expenses paid by the Company.

10. Debt

The outstanding balances and maturity dates for long-term debt were as follows:

(in thousands)	Maturity	December 31, 2025	December 31, 2024
Long-term debt			
7.330% Loan Payable	May 2028	$ 133	$ 185
4.380% Series A Notes	June 2028	28,750	28,750
6.910% Notes	January 2034	20,000	20,000
5.490% Term Loan	December 2035	15,000	—
4.580% Series B Notes	June 2036	69,000	72,833
4.911% WIFA Note	April 2044	1,613	1,440
Total long-term debt		134,496	123,208
Less: Unamortized debt issuance costs		798	764
Less: Long-term debt, current portion		3,942	3,926
Total long-term debt, net		$ 129,756	$ 118,518

Senior Secured Notes

On June 24, 2016, the Company issued two series of senior secured notes with a total principal balance of $115.0 million at a blended interest rate of 4.55%. The Series A Notes carry a principal balance of $28.8 million and bear an interest rate of 4.38%, payable semi-annually on June 15 and December 15 of each year, over a twelve-year term, with the principal payment due on June 15, 2028. The Series B Notes carry a principal balance of $69.0 million and bear an interest rate of 4.58%, payable semi-annually on June 15 and December 15 of each year, over a 20-year term, with the final principal balance due on June 15, 2036. The Series B Notes were interest only for the first five years, with $1.9 million principal payments paid semi-annually in June and December thereafter beginning December 2021.

Additionally, on January 3, 2024, the Company issued $20 million aggregate principal amount of 6.91% Senior Secured Notes due on January 3, 2034 (the "6.91% Notes" and collectively with the Series A Notes and the Series B Notes, the "Senior Secured Notes"). The 6.91% Notes accrue interest at 6.91% per annum from the date of issuance, payable semi-annually on January 3 and July 3 of each year, beginning on July 3, 2024, with a balloon payment due on January 3, 2034.

Term Loan

On December 10, 2025, the Company entered into a credit agreement with, and issued a related promissory note to, CoBANK, ACB, a federally-chartered instrumentality of the United States. Under the terms of the credit agreement and promissory note, the Company was provided term loan borrowings with an aggregate principal amount of $15 million. The Term Loan bears interest at a fixed rate of 5.49% per annum, payable semi-annually on June 15 and December 15 of each year, beginning on June 15, 2026, with the principal payment due on December 10, 2035, the scheduled maturity date. As of December 31, 2025, the Term Loan carried a principal balance of $15.0 million.

WIFA Note

On April 30, 2024, the Company's Global Water - Rincon Water Company, Inc. utility (now part of GW-Saguaro) entered into a loan agreement with WIFA for a note with a principal amount of $2.4 million to improve the utility's infrastructure, including enhancements to the fluoride treatment system and other projects, of which $0.7 million is forgivable. The WIFA Note is due on April 1, 2044 and bears an interest rate of 4.911%. Funding occurs through one or more draw requests submitted by the Company and the subsequent disbursement of principal by WIFA. The Company received the final disbursements in May 2025, and as of December 31, 2025 and 2024, the outstanding balance of the WIFA Note was $1.6 million and $1.4 million, respectively. In connection with the underlying assets being placed in service, the forgivable portion of the loan was recognized as CIAC in June 2025.

Revolver

The Company maintains a revolving credit facility with Northern Trust pursuant to a loan agreement entered into between the parties (as amended, the "Northern Trust Loan Agreement"). On April 14, 2025, the Company and Northern Trust entered into a sixth amendment to the Northern Trust Loan Agreement to, among other things, (i) extend the scheduled maturity date from July 1, 2026 to May 18, 2027 and (ii) increase the maximum principal amount available for borrowing under the Revolver from $15.0 million to $20.0 million. Pursuant to the Northern Trust Loan Agreement, the amounts outstanding bear interest, payable

monthly, at a rate equal to the SOFR plus 2.10%. Additionally, the Company pays a quarterly facility fee equal to 0.35% of the average daily unused amount of the Revolver.

The Company had no outstanding borrowings under the Revolver as of both December 31, 2025 and 2024. The Revolver had no unamortized debt issuance costs as of December 31, 2025 and less than $0.1 million of unamortized debt issuance costs as of December 31, 2024.

Debt Covenants

The Company's Senior Secured Notes, Term Loan and Revolver (collectively, the "debt instruments") are collateralized by a security interest in the Company's equity interest in its subsidiaries, including all payments representing profits and qualifying distributions. The debt instruments also have certain restrictive covenants that limit, among other things, the Company's ability to: create liens and other encumbrances; incur additional indebtedness; merge, liquidate or consolidate with another entity; dispose of or transfer assets; make distributions or other restricted payments; engage in certain affiliate transactions; and change the nature of the business.

The debt instruments require the Company to maintain a debt service coverage ratio of consolidated EBITDA to consolidated debt service of at least 1.10 to 1.00. Consolidated EBITDA is calculated as net income plus depreciation and amortization, taxes, interest and other non-cash charges net of non-cash income. The debt instruments also contain a provision limiting the payment of dividends if the Company falls below a debt service ratio of 1.25. Further, the foregoing covenants are subject to various qualifications and limitations as set forth in each of the debt instruments' respective agreements. The debt instruments are subject to certain customary events of default after which they could be declared due and payable if not cured within the grace period or, in certain circumstances, could be declared due and payable immediately. As of December 31, 2025, the Company was in compliance with its financial debt covenants under the debt instruments.

At December 31, 2025, the remaining aggregate annual maturities of debt obligations were as follows:

(in thousands)	Debt
2026	$ 3,942
2027	3,950
2028	32,665
2029	3,898
2030	3,901
Thereafter	86,140
Subtotal	134,496
Less: debt issuance costs	798
Total	$ 133,698

11. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

(in thousands)	December 31, 2025	December 31, 2024
Project liabilities	$ 1,650	$ 5,858
AIAC refunds, current portion	1,685	1,431
Other taxes	1,496	1,648
Interest	1,242	1,180
Payroll	943	991
Customer prepayments	781	556
Dividend payable	728	614
License fees	349	353
Professional fees	277	66
Medical claims	237	157
Other accrued liabilities	1,069	947
Total accrued expenses and other current liabilities	$ 10,457	$ 13,801

12. Leases

The Company is the lessee for substantially all of its leasing activity, which includes operating and finance leases. As of December 31, 2025, the Company has two operating leases for office space with remaining terms between 6 and 9 years with neither lease containing options to renew. The Company currently leases 44 finance leases for vehicles with remaining terms between 8 and 45 months with an option to renew. The Company also has 3 finance leases for office equipment with remaining terms between 1 and 4 years, all of which have one-year options to renew. Renewal options are not reasonably certain and are not included in in lease assets and liabilities.

In the third quarter of 2025, the Company remeasured one of its operating leases for office space as a result of extending the termination date from April 30, 2027 to April 30, 2032. The lease remeasurement resulted in an increase in the lease liability and ROU asset of approximately $2.1 million on the Consolidated Balance Sheets. The lease remeasurement did not materially impact the Consolidated Statements of Operations.

Information regarding ROU lease assets and liabilities were as follows:

(in thousands)	December 31, 2025	December 31, 2024
Lease assets		
Finance leases	$ 1,282	$ 1,141
Operating leases	2,708	1,016
Total lease assets	$ 3,990	$ 2,157
Lease liabilities		
Current		
Finance leases	$ 452	$ 377
Operating leases	398	494
Noncurrent		
Finance leases	727	759
Operating leases	3014	691
Total lease liabilities	$ 4,591	$ 2,321

	December 31, 2025	December 31, 2024
Weighted average remaining lease term (years)		
Finance leases	2.8	3.1
Operating leases	2.6	3.1
Weighted average discount rate		
Finance leases	5.3 %	4.5 %
Operating leases	6.5 %	4.0 %

(in thousands)	December 31, 2025	December 31, 2024
Lease Costs		
Finance lease cost		
Amortization of ROU assets	$ 355	$ 198
Interest on lease liabilities	59	44
Total finance lease cost	414	242
Operating leases	490	377
Total lease cost	$ 904	$ 619

	Years Ended December 31,	
(in thousands)	2025	2024
Cash paid for amounts included in the measurement of lease liabilities		
Operating cash flows used for finance leases	$ 59	$ 44
Operating cash flows used for operating leases	405	264
Financing cash flows used for finance leases	401	273
Right-of-use assets obtained in exchange for lease obligations		
Finance leases	443	818
Operating leases	—	136
Other		
Operating lease remeasurement	2,095	—

On the Consolidated Statements of Operations, amortization of ROU assets is included in Depreciation, amortization and accretion, interest on finance lease liabilities is included in Interest expense and operating leases are included in both Operations and maintenance and General and administrative expenses, depending on the primary use of the leased asset.

The maturity analysis of lease liabilities as of December 31, 2025 was as follows:

(in thousands)	Finance Lease Obligations	Operating Lease Obligations
2026	$ 506	$ 609
2027	410	607
2028	271	618
2029	97	636
2030	—	656
Thereafter	—	1,129
Subtotal	1,284	4,255
Less: amount representing interest	105	843
Total	$ 1,179	$ 3,412

13. Fair Value

Fair Value Measurements

Recurring Fair Value Measurements
Financial assets and liabilities measured at fair value on a recurring basis were as follows:

(in thousands)	December 31, 2025				December 31, 2024			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Liabilities:								
Contingent Consideration	$ —	$ —	$ 1,908	$ 1,908	$ —	$ —	$ 1,942	$ 1,942
Total	$ —	$ —	$ 1,908	$ 1,908	$ —	$ —	$ 1,942	$ 1,942

Contingent consideration is included within Other noncurrent liabilities on the Consolidated Balance Sheets. Refer to Note 17 — "Commitments and Contingencies" for additional information about contingent consideration.

Other Fair Value Disclosures for Financial Instruments
HUF Funds - restricted cash and Certificates of Deposit - Restricted are presented on the Restricted cash line item of the Company's Consolidated Balance Sheets and are valued at amortized cost, which approximates fair value.

The fair value of outstanding long-term debt is estimated based on interest rates considered available for instruments of similar terms and remaining maturities. Certain premium costs associated with the early settlement of long-term debt are not taken into consideration in determining fair value. These fair value measurements are classified within Level 2 of the fair value hierarchy. The carrying amount and estimated fair values of these financial instruments were as follows:

(in thousands)	December 31, 2025		December 31, 2024	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt	$ 133,698	$ 130,840	$ 118,518	$ 118,702

14. Income Taxes

Income Tax Expense

The components of income tax expense were as follows:

(in thousands)	Years Ended December 31,	
	2025	2024
Current income tax expense		
Federal	$ 820	$ 460
State	148	140
Total current	968	600
Deferred income tax expense		
Federal	45	1,294
State	13	179
Total deferred	58	1,473
Income tax expense	$ 1,026	$ 2,073

Statutory Rate Reconciliation

The following table represents a reconciliation of income tax expense at the statutory federal income tax rate to the actual income tax expense from continuing operations:

(in thousands)	For the Years Ended December 31,			
	2025		2024	
Book income before taxes	$ 3,983		$ 7,862	
Computed federal tax expense at statutory rate	836	21.0 %	1,651	21.0 %
State income taxes - net of federal tax benefit	158	4.0 %	318	4.0 %
Nontaxable or nondeductible items				
Tax regulatory asset amortization	37	0.9 %	37	0.5 %
Other	18	0.5 %	10	0.1 %
Other differences	(23)	(0.6)%	57	0.8 %
Income tax expense	$ 1,026	25.8 %	$ 2,073	26.4 %

All of the Company's income before income taxes and income tax expense for the years ended December 31, 2025 and 2024 were attributable to domestic operations. The Company had no foreign income or income tax expense during these periods. Further, the Company operates solely in the state of Arizona, therefore all state income tax expense pertains to Arizona.

Components of Net Deferred Income Tax Liability

The following table summarizes the Company's temporary differences between book and tax accounting that give rise to the deferred tax assets and deferred tax liabilities:

(in thousands)	December 31, 2025	December 31, 2024
Deferred tax assets		
Deferred gain on ICFA funds received	$ 5,664	$ 5,352
AIAC	4,248	4,248
Balterra intangible asset acquisition	224	224
Other	2,247	1,353
Total deferred tax assets	12,383	11,177
Deferred tax liabilities		
Utility plant	(18,720)	(17,983)
Regulatory liability	(199)	(214)
CP Water intangible asset acquisition	(381)	(381)
ICFA intangible asset	(452)	(452)
Gain on condemnation of Valencia	(140)	(184)
Other Liabilities	(2,190)	(1,661)
Total deferred tax liabilities	(22,082)	(20,875)
Net deferred tax liability	$ (9,699)	$ (9,698)

As of December 31, 2025, the Company has no net operating loss carry forwards and no uncertain tax positions.

Cash Paid For Taxes

Income taxes paid, net of refunds received were as follows:

(in thousands)	Years Ended December 31,		
	2025		**2024**
Cash paid for income taxes			
Federal	$	1,542 $	107
State		190	—
Total taxes paid, net of refunds	$	1,732 $	107

15. Share-based Compensation

The Company's shareholders approved the Global Water Resources, Inc. 2020 Omnibus Incentive Plan on May 7, 2020 and the first amendment on May 9, 2024 (collectively the "2020 Omnibus Plan"). A total of 967,010 shares of common stock may be issued under the 2020 Omnibus Plan. As of December 31, 2025, 514,625 shares remain available for issuance under the plan. The 2020 Omnibus Plan provides that grants of awards may be in incentive stock options, non-qualified stock options, SARs, RSUs, RSAs, share awards, and other share-based awards and dividend equivalents. RSUs and RSAs granted under the 2020 Omnibus Plan vest based on continued employment with the Company. Dividend equivalents may be granted only on RSUs or other share-based awards. The 2020 Omnibus Plan expires in 2030.

Share-based compensation to both employees and non-employees were as follows:

(in thousands)	Years Ended December 31,		
	2025		**2024**
Employee - RSA	$	540 $	562
Employee - RSU		299	329
Total employee share-based compensation		839	891
Non-employee - RSA		173	205
Non-employee - RSU		(151)	(69)
Total non-employee share-based compensation		22	136
Total share-based compensation	$	861 $	1,027

Employee stock options

In August 2017, GWRI's board of directors granted stock options to acquire 465,000 shares of GWRI's common stock to employees throughout the Company. The options were granted with an exercise price of $9.40, the market price of the Company's common shares on the NASDAQ Global Market at the close of business on August 10, 2017. The options are fully vested and expire 10 years from the grant date. As of August 2021, these options were fully expensed. As of December 31, 2025, 125,750 options have been exercised and 70,925 options have been forfeited with 268,325 options outstanding.

In August 2019, GWRI's board of directors granted stock options to acquire 250,000 shares of GWRI's common stock to employees throughout the Company. The options were granted with an exercise price of $11.26, the market price of the Company's common shares on the NASDAQ Global Market at the close of business on August 13, 2019. The options are fully vested and expire 10 years from the grant date. As of August 2023, these options were fully expensed. As of December 31, 2025, 55,994 options have been exercised and 64,976 options have been forfeited with 129,030 options outstanding.

A summary of stock option activity was as follows:

(in thousands, except option prices and years)	Number of Options	Weighted Average Remaining Contractual Life		Aggregate Intrinsic Value
Options Outstanding at December 31, 2024	399	3.6	$	595.8
Granted	—			
Exercised	—			
Forfeited	(2)			
Cancelled	—			
Options Outstanding at December 31, 2025	397	2.3		—
Options Vested at December 31, 2025	397	2.3	$	—

Restricted stock units

RSUs are granted annually in the first quarter based on the prior year's performance, and vest over a three-year period. The units vest ratably each month and the vested units are cash-settled quarterly based on the closing price of the Company's common stock for the respective quarter.

The following table details total units granted and outstanding as of December 31, 2025, along with the amounts paid to holders of the RSUs:

(in thousands, except unit amounts)			Years Ended December 31,	
Grant Date	Units Granted	Units Outstanding	2025	2024
Q1 2022	22,262	— $	20 $	87
Q1 2023	30,366	—	100	117
Q1 2024	32,093	9,963	106	125
Q1 2025	34,935	23,283	90	—
Total	119,656	33,246 $	316 $	329

The non-vested RSUs have a non-forfeitable right to dividend equivalents, with immaterial amounts paid in the years ended December 31, 2025 and 2024.

The following table is a summary of the RSU award transactions for the year ended December 31, 2025:

(in shares, except per unit amounts)	Restricted Stock Units	Weighted Average Award Date Fair Value per Unit ($)
Non-vested at December 31, 2024	29,664 $	12.33
Granted	36,373	11.08
Forfeited	(256)	10.31
Vested	(32,535)	9.83
Non-vested at December 31, 2025	33,246 $	11.71

As these are liability awards, fluctuations in the Company's stock price can lead to similar fluctuations in cumulative compensation expense (i.e., increases in stock price lead to additional compensation expense and decreases in stock price lead to reductions in compensation expense) in a given period. Based on GWRI's closing share price on December 31, 2025 (the last trading date of the year), share-based compensation expense to be recognized over future periods is estimated for the years ending December 31 as follows:

(in thousands)	Restricted Stock Units
2026	$ 184
2027	99
Total	$ 283

Restricted stock awards

A RSA represents the right to receive a share of the Company's common stock. Depending on the terms of the awards, RSAs may vest over one to four years, beginning on the date of the grant. The Company assumes that forfeitures will be minimal and recognizes forfeitures as they occur, which results in a reduction in compensation expense.

The following table is a summary of the RSA transactions for the year ended December 31, 2025:

(in shares, except per unit amounts)	Restricted Stock Awards	Weighted Average Award Date Fair Value per Unit ($)
Non-vested at December 31, 2024	50,835 $	14.04
Granted	53,000	10.47
Forfeited	(2,000)	11.55
Vested	(30,501)	15.68
Non-vested at December 31, 2025	71,334 $	10.76

Non-employee director awards

Non-employee director compensation is awarded on a quarterly basis, with one-half of the compensation awarded in the form of RSAs granted under the 2020 Omnibus Plan, effective May 7, 2020.

The following table is a summary of the non-employee director RSA transactions for the year ended December 31, 2025:

(in shares, except per unit amounts)	Restricted Stock Awards	Weighted Average Award Date Fair Value per Unit ($)
Non-vested at December 31, 2024	— $	—
Granted	20,366	9.87
Forfeited	—	—
Vested	(20,366)	9.87
Non-vested at December 31, 2025	— $	—

Stock appreciation rights

SARs were granted to certain members of management and are fully vested. The following table details the grant date, units granted, exercise price, outstanding units as of December 31, 2025 and amounts paid:

(in thousands, except unit and per unit amounts)				Years Ended December 31,	
Grant Date	Units Granted	Exercise Price	Units Outstanding	2025	2024
Q1 2015[1]	299,000 $	4.26	— $	— $	90
Q1 2018[2]	33,000 $	8.99	8,250	—	—
Total	332,000		8,250 $	— $	90

[1] The exercise price was determined to be the fair market value of one share of GWR Global Water Resources Corp. stock on the grant date of February 11, 2015.

[2] The exercise price was determined to be the fair market value of one share of GWRI stock on the grant date of March 12, 2018.

16. Transactions With Related Parties

The Company provides medical benefits to employees through its participation in a pooled plan sponsored by an affiliate of a significant shareholder and director of the Company. Medical claims paid to the plan were approximately $2.6 million and $1.6 million for the years ended December 31, 2025 and 2024, respectively.

Certain directors and/or their affiliates purchased an aggregate of 1,439,200 shares of common stock at the public offering price in the Company's public offering of common stock in March 2025. In addition, certain directors and/or their affiliates purchased an aggregate of 882,223 shares of common stock at a purchase price of $10.30 in the Company's private placement offering of common stock in September 2025. Refer to Note 9 — "Equity," for additional information.

17. Commitments and Contingencies

Commitments

On February 1, 2023, the Company acquired all of the equity of Farmers Water Co., an operator of a water utility with service area in Pima County, Arizona. Under the terms of the purchase agreement, the Company is obligated to pay the seller a growth premium equal to $1,000 (not in thousands) for each new account established within the specified growth premium areas, up to a maximum total aggregate growth premium of $3.5 million. The obligation period of the growth premium commenced on the closing date of the acquisition and ends (i) ten years after the first new account for residential purposes is established on land that was, at the time of the closing date of the acquisition, undeveloped or unplatted and owned by the seller within the service area; or (ii) ten years after the date of closing if a new account (as previously described) has not been established. As of December 31, 2025, no new account was established on land that was undeveloped or unplatted at the closing date of the acquisition. The fair value of the contingent consideration was calculated using a discounted cash flow technique which utilized unobservable inputs developed using the Company's estimates and assumptions. Significant inputs used in the fair value calculation are as follows: year of the first meter installation, total new accounts per year, years to complete full build out, and discount rate. The estimated fair value of the remaining liability was $1.2 million as of both December 31, 2025 and December 31, 2024 and is included in Other noncurrent liabilities on the Consolidated Balance Sheets.

Within the service area of its GW-Saguaro utility, the Company is required to pay a growth premium equal to $750 (not in thousands) for each new account established within specified growth premium areas, commencing in each area on the date of the first meter installation and ending on the earlier of ten years after such first installation date, or twenty years from the acquisition date. As of December 31, 2025, no meters have been installed and no accounts have been established in any of the specified growth premium areas. The fair value of the contingent consideration was calculated using a discounted cash flow technique which utilized unobservable inputs developed using the Company's estimates and assumptions. Significant inputs used in the fair value calculation are as follows: year of the first meter installation, total new accounts per year, years to complete full build out, and discount rate. The fair value of the remaining liability was $0.7 million as of both December 31, 2025 and December 31, 2024 and is included in Other noncurrent liabilities on the Consolidated Balance Sheets.

The Company has previously received certain ICFA advances related to its CP Water utility, which the Company is obligated to repay in the form of specified future ICFA fee reductions when those ICFA fees are due. The liability was $0.9 million as of both December 31, 2025 and December 31, 2024 and is included in Accrued expenses and other current liabilities on the Consolidated Balance Sheets.

The Company has certain contractual obligations requiring payments at specified periods. The obligations include AIAC refunds, long-term debt and lease obligations. The following table summarizes the Company's contractual cash obligations as of December 31, 2025:

(in thousands)	Total	2026	2027	2028	2029	2030	Thereafter
				Payments Due By Period			
AIAC refunds[1]	$ 157,099	$ 1,685	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 149,414
Long term debt	134,496	3,942	3,950	32,665	3,898	3,901	86,140
Interest payments on long-term debt[2]	47,943	6,644	6,484	5,673	4,864	4,685	19,593
Finance leases[3]	1,284	506	410	271	97	—	—
Operating leases[4]	4,255	609	607	618	636	656	1,129
Total	$ 345,077	$ 13,386	$ 12,951	$ 40,727	$ 10,995	$ 10,742	$ 256,276

[1]The Company pays annual refunds on AIAC over a specific period of time based on operating revenue generated from developer-installed infrastructure. The refund amounts are considered an investment in infrastructure and eligible for inclusion in future rate base. The refund amounts and timing are dependent upon several variables, including new customer connections, customer consumption levels and future rate increases, which are difficult to accurately estimate. Portions of these refund amounts are payable annually over the next two decades, and amounts not paid by the contract expiration dates become nonrefundable and are transferred to CIAC.

[2]Interest on the long-term debt is based on the fixed rates of the Company's Series A Notes, Series B Notes, 6.91% Senior Secured Notes, WIFA Note, Term Loan, and an immaterial loan payable.

[3]Finance lease payments are inclusive of interest payments totaling $0.1 million.

[4]Operating lease payments are inclusive of interest payments totaling less than $0.8 million.

The Company has entered into various purchase and service agreements whereby it is contractually obligated to make certain minimum payments in future periods. This includes purchase obligations for plant equipment, typically for water and wastewater treatment, with long lead times that require payments made over time.

Contingencies

From time to time, in the ordinary course of business, the Company may be subject to pending or threatened lawsuits in which claims for monetary damages are asserted. The Company intends to continue to defend itself vigorously in such matters. The Company regularly assesses contingencies to determine the degree of probability and range of possible loss for potential accrual in its financial statements. An estimated loss contingency is accrued in its financial statements if it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Based on the Company's assessment, it currently does not have any amount accrued related to legal matters. Management is not aware of any legal proceeding of which the ultimate resolution could materially affect the Company's financial position, results of operations, or cash flows.

18. Business Segment Information

At December 31, 2025, the Company is organized and operated as one operating and reportable segment as the Company is not organized around specific products and services, geographic regions, or regulatory environments. Further, the Company currently operates solely within the state of Arizona. Operating revenue is substantially derived from regulated water, wastewater, and recycled water service provided to customers based upon tariff rates approved by the ACC. Refer to Note 4 — "Revenue Recognition" for additional information on the Company's sources of revenue, and refer to the Consolidated Financial Statements for measures of profit and loss, total assets, and capital expenditures of the Company.

The Company's CODM is the Chief Executive Officer. While the Company reports revenue disaggregated by service type on the face of its Consolidated Financial Statements, the Company does not manage the business based on any performance measure at the individual revenue stream level. The CODM uses consolidated financial information, as outlined below, to evaluate performance against budget and peers and to make all significant decisions regarding the allocation of the Company's resources, and communicate results and performance to the Company's board of directors.

The CODM regularly reviews the results of the Company based on GAAP net income as well as non-GAAP measures, EBITDA and Adjusted EBITDA. The CODM uses GAAP net income in the assessment of performance and to make strategic decisions regarding resource allocation predominantly in the annual budget.

The CODM reviews the following significant expense categories:

(in thousands)	Years Ended December 31,	
	2025	**2024**
Segment Revenue	$ 55,758	$ 52,692
Segment Expenses		
Personnel costs - operations and maintenance	5,637	5,014
Utilities, chemicals and repairs	4,671	3,927
Other operations and maintenance expenses	5,441	4,785
Personnel costs - general and administrative	9,119	9,173
Professional fees	1,899	1,687
Other general and administrative expenses	6,837	6,022
Depreciation, amortization and accretion	14,998	12,720
Other Income (Expense)		
Buckeye growth premiums	2,412	2,916
Other segment income and expenses	(5,585)	(4,418)
Income tax expense	(1,026)	(2,073)
Net Income	$ 2,957	$ 5,789

Other operations and maintenance and other general and administrative expenses include contract services, business development, board compensation, rent, insurance and taxes other than income taxes. Other segment income expenses include interest income, interest expense, AFUDC, and gains and losses on disposal of assets.

The Company does not have any customers that contribute more than 10% to the Company's revenue or revenue streams.

19. Other, Net

Other, net consisted of the following:

(in thousands)	Years Ended December 31,	
	2025	**2024**
Buckeye growth premiums[1]	$ 2,412	$ 2,916
AFUDC-Equity	1,156	892
Loss on disposal of assets	(1,251)	(309)
Other	28	151
Total Other, net	$ 2,345	$ 3,650

[1] The City of Buckeye is obligated to pay the Company a growth premium equal to $3,000 for each new water meter installed within Valencia's prior service areas in the City of Buckeye, for a 20-year period ending December 31, 2034, subject to a maximum payout of $45.0 million over the term of the agreement. An aggregate of $16.1 million in growth premiums have been received to date.

20. Supplemental Cash Flow Information

The following is supplemental cash flow information:

(in thousands)		Years Ended December 31,		
		2025		**2024**
Supplemental cash flow information:				
Cash paid for interest - net of amounts capitalized	$	5,693	$	5,176
Non-cash financing and investing activities:				
Capital expenditures included in accounts payable and accrued liabilities		2,789		7,201
Utility Plant constructed by developers and conveyed		26,015		10,829
HUF transferred to CIAC		1,295		3,909

ITEM 9.   **Changes in and Disagreements with Accountants on Accounting and Financial Disclosure**

None.

ITEM 9A.   **Controls and Procedures**

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, reviewed and evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report pursuant to Rule 13a-15(b) and 15d-15(b) under the Exchange Act. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2025, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under this framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

This report does not include an attestation report of our registered public accounting firm because, as a smaller reporting company and non-accelerated filer, our registered public accounting firm is not required to issue such an attestation report.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting during the fiscal quarter ended December 31, 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B.   **Other Information**

Rule 10b5-1 Trading Plans

During the three months ended December 31, 2025, none of our directors or officers (as defined in Exchange Act Rule 16a-1(f)) adopted or terminated a "Rule 10b5–1 trading arrangement" or a "non-Rule 10b5–1 trading arrangement," each as defined in Item 408 of Regulation S-K.

ITEM 9C.   **Disclosures Regarding Foreign Jurisdictions That Prevent Inspections**

Not applicable.

ITEM 10.   Directors, Executive Officers and Corporate Governance

The information required by this Item 10 will be included under the following captions in our definitive proxy statement relating to our 2026 annual meeting of stockholders to be filed with the SEC within 120 days after the end of our fiscal year ended December 31, 2025 (the "Proxy Statement") and is incorporated herein by reference: "Proposal One: Election of Directors", "Executive Officers", "Other Matters—Delinquent Section 16(a) Reports", "Other Matters—Code of Ethical Business Conduct", "Corporate Governance—Board and Committee Information" and "Corporate Governance—Insider Trading Policy".

ITEM 11.   Executive Compensation

We are a smaller reporting company as defined in the Exchange Act and are not required to provide certain disclosures regarding executive compensation required of certain larger public companies.

The information required by this Item 11 will be included under the following captions in our Proxy Statement and is incorporated herein by reference: "Corporate Governance—Compensation of Directors" and "Executive Compensation".

ITEM 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item 12 will be included under the following captions in our Proxy Statement and is incorporated herein by reference: "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information".

ITEM 13.   Certain Relationships and Related Transactions, and Director Independence

The information required by this Item 13 will be included under the following captions in our Proxy Statement and is incorporated herein by reference: "Corporate Governance—Independence of Directors" and "Certain Relationships and Related Transactions".

ITEM 14.   Principal Accountant Fees and Services

The information required by this Item 14 will be included under the following captions in our Proxy Statement and is incorporated herein by reference: "Audit Matters—Independent Auditor's Fees" and "Audit Matters—Policy on Audit and Risk Committee Pre-Approval of Audit and Permissible Non-Audit Services".

PART IV

ITEM 15.   Exhibits and Financial Statement Schedules

(a) Financial Statements and Financial Statement Schedules.

Our consolidated financial statements are included in Part II, Item 8 of this report. All other schedules for which provision is made in the applicable accounting regulations of the SEC are included in the consolidated financial statements, including the notes thereto, or are inapplicable, and therefore have been omitted.

(b) Exhibit

See Exhibit Index.

Exhibit Index

Exhibit Number	Description of Exhibit	Method of Filing
2.1.1	Arrangement Agreement	Incorporated by reference to Exhibit 2.1 of the Company's Registration Statement on Form S-1 (File No. 333-209025) filed with the SEC on January 19, 2016
2.1.2	Plan of Arrangement	Incorporated by reference to Exhibit 2.1.2 of Amendment No. 2 to the Company's Registration Statement on Form S-1 (File No. 333-209025) filed with the SEC on April 13, 2016
3.1	Second Amended and Restated Certificate of Incorporation of Global Water Resources, Inc.	Incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K filed with the SEC on May 4, 2016
3.2	Amended and Restated Bylaws of Global Water Resources, Inc.	Incorporated by reference to Exhibit 3.2 of the Company's Current Report on Form 8-K filed with the SEC on May 4, 2016
4.1	Form of Common Stock Certificate	Incorporated by reference to Exhibit 4.1 of Amendment No. 4 to the Company's Registration Statement on Form S-1 (File No. 333-209025) filed with the SEC on April 26, 2016
4.2	Form of 4.38% Senior Secured Notes, Series A due on June 15, 2028	Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on June 28, 2016
4.3	Form of 4.58% Senior Secured Notes, Series B due on December 15, 2036	Incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the SEC on June 28, 2016
4.4	Form of 6.91% Senior Secured Notes due on January 3, 2034	Incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K filed with the SEC on January 4, 2024.
4.5	Description of Company's securities	Incorporated by reference to Exhibit 4.4 to the Company's Annual Report on Form 10-K filed with the SEC on March 5, 2020.
10.1	Settlement Agreement for Stipulated Condemnation with the City of Buckeye, Arizona, dated March 19, 2015	Incorporated by reference to Exhibit 10.1 of the Company's Registration Statement on Form S-1 (File No. 333-209025) filed with the SEC on January 19, 2016
10.2	License Agreement with City of Maricopa, Arizona, dated November 9, 2006	Incorporated by reference to Exhibit 10.2 of the Company's Registration Statement on Form S-1 (File No. 333-209025) filed with the SEC on January 19, 2016
10.3	Employment Agreement with Ron Fleming, dated December 20, 2024*	Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the SEC on December 26, 2024
10.4	Employment Agreement with Michael J. Liebman, dated December 20, 2024*	Incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed with the SEC on December 26, 2024
10.5	Employment Agreement with Christopher D. Krygier, dated December 20, 2024*	Incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K filed with the SEC on December 26, 2024
10.6	Infrastructure Coordination Agreement with Pecan Valley Investments, LLC, dated January 28, 2004	Incorporated by reference to Exhibit 10.5 of the Company's Registration Statement on Form S-1 (File No. 333-209025) filed with the SEC on January 19, 2016
10.7	Infrastructure Coordination Agreement with JNAN, LLC, dated July 1, 2004	Incorporated by reference to Exhibit 10.6 of the Company's Registration Statement on Form S-1 (File No. 333-209025) filed with the SEC on January 19, 2016
10.8	Infrastructure Coordination and Finance Agreement with Dana B. Byron and Jamie Maccallum, dated July 21, 2006	Incorporated by reference to Exhibit 10.7 of the Company's Registration Statement on Form S-1 (File No. 333-209025) filed with the SEC on January 19, 2016
10.9	Infrastructure Coordination and Finance Agreement with The Orchard at Picacho, LLC, dated January 8, 2008	Incorporated by reference to Exhibit 10.8 of the Company's Registration Statement on Form S-1 (File No. 333-209025) filed with the SEC on January 19, 2016
10.10	Infrastructure Coordination, Finance and Option Agreement with Sierra Negra Ranch, LLC, dated July 10, 2006	Incorporated by reference to Exhibit 10.9 of the Company's Registration Statement on Form S-1 (File No. 333-209025) filed with the SEC on January 19, 2016
10.11	Infrastructure Coordination and Finance Agreement, dated December 20, 2007	Incorporated by reference to Exhibit 10.10 of the Company's Registration Statement on Form S-1 (File No. 333-209025) filed with the SEC on January 19, 2016
10.12.1	GWR Global Water Resources Corp. Stock Option Plan*	Incorporated by reference to Exhibit 10.17.1 of the Company's Registration Statement on Form S-1 (File No. 333-209025) filed with the SEC on January 19, 2016
10.12.2	First Amendment to GWR Global Water Resources Corp. Stock Option Plan, dated September 12, 2012*	Incorporated by reference to Exhibit 10.17.2 of the Company's Registration Statement on Form S-1 (File No. 333-209025) filed with the SEC on January 19, 2016
10.12.3	Second Amendment to GWR Global Water Resources Corp. Stock Option Plan*	Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the SEC on May 4, 2016
10.12.4	Third Amended to Global Water Resources, Inc. Stock Option Plan*	Incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed with the SEC on March 13, 2018
10.13.1	Global Water Resources, Inc. First Amended and Restated Stock Appreciation Rights Plan, dated March 23, 2015*	Incorporated by reference to Exhibit 10.18 of the Company's Registration Statement on Form S-1 (File No. 333-209025) filed with the SEC on January 19, 2016
10.13.2	Amendment to Global Water Resources, Inc. First Amended and Restated Stock Appreciation Rights Plan*	Incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed with the SEC on May 4, 2016

Exhibit Number	Description of Exhibit	Method of Filing
10.14.1	Global Water Resources, Inc. Deferred Phantom Stock Unit Plan, dated January 1, 2011*	Incorporated by reference to Exhibit 10.19 of the Company's Registration Statement on Form S-1 (File No. 333-209025) filed with the SEC on January 19, 2016
10.14.2	Amendment to Global Water Resources, Inc. Deferred Phantom Stock Unit Plan*	Incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K filed with the SEC on May 4, 2016
10.14.3	Second Amendment to Global Water Resources, Inc. Deferred Phantom Stock Unit Plan*	Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the SEC on August 8, 2017
10.14.4	Third Amendment to Global Water Resources, Inc. Deferred Phantom Stock Unit Plan*	Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the SEC on December 6, 2017
10.14.5	Fourth Amendment to Global Water Resources, Inc. Deferred Phantom Stock Unit Plan*	Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the SEC on March 13, 2018
10.15.1	Global Water Resources, Inc. Phantom Stock Unit Plan, dated May 1, 2015*	Incorporated by reference to Exhibit 10.20 of the Company's Registration Statement on Form S-1 (File No. 333-209025) filed with the SEC on January 19, 2016
10.15.2	Amendment to Global Water Resources, Inc. Phantom Stock Unit Plan*	Incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K filed with the SEC on May 4, 2016
10.16.1	GWR Global Water Resources Corp. Deferred Phantom Stock Unit Plan, dated January 1, 2011*	Incorporated by reference to Exhibit 10.21 of the Company's Registration Statement on Form S-1 (File No. 333-209025) filed with the SEC on January 19, 2016
10.16.2	Amendment to GWR Global Water Resources Corp. Deferred Phantom Stock Unit Plan*	Incorporated by reference to Exhibit 10.5 of the Company's Current Report on Form 8-K filed with the SEC on May 4, 2016
10.17	Amended and Restated Service Agreement, dated September 10, 2019, by and among certain wholly-owned subsidiaries of Global Water Resources, Inc. and Global Water Management, LLC	Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the SEC on September 12, 2019
10.18.1	Note Purchase Agreement, dated as of May 20, 2016, by and among Global Water Resources, Inc. and certain Initial Purchasers	Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on May 26, 2016
10.18.2	Amendment No. 1 to Note Purchase Agreement, dated December 19, 2017, by and among Global Water Resources, Inc. and the noteholders party thereto	Incorporated by reference to Exhibit 10.1 of the Company's Current Report Form 8-K filed with the SEC on December 22, 2017
10.18.3	Amendment No. 2 to Note Purchase Agreement dated May 20, 2016 and Amendment No. 1 to Security Agreements dated as of June 24, 2016, dated April 18, 2018, by and among Global Water Resources, Inc., Global Water, LLC, West Maricopa Combine, LLC, U.S. Bank, National Association, as collateral agent, and the noteholders party thereto	Incorporated by reference to Exhibit 10.7 of the Company's Current Report on Form 8-K filed with the SEC on April 25, 2018
10.19	Guaranty Agreement, dated as of June 24, 2016, by Global Water, LLC	Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on June 28, 2016
10.20	Guaranty Agreement, dated as of June 24, 2016, by West Maricopa Combine, Inc.	Incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on June 28, 2016
10.21	Pledge and Security Agreement, dated as of June 24, 2016, by and between Global Water Resources, Inc. and U.S. Bank National Association, as collateral agent	Incorporated by reference to the Exhibit 10.4 to Company's Current Report on Form 8-K filed with the SEC on June 28, 2016
10.22	Pledge and Security Agreement, dated as of June 24, 2016, by and between Global Water, LLC and U.S. Bank National Association, as collateral agent	Incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed with the SEC on June 28, 2016
10.23	Pledge and Security Agreement, dated as of June 24, 2016, by and between West Maricopa Combine, Inc. and U.S. Bank National Association, as collateral agent	Incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K filed with the SEC on June 28, 2016
10.24	Standstill Agreement, dated March 19, 2021, by and among Global Water Resources, Inc., Levine Investments Limited Partnerships, William S. Levine, Jonathan L. Levine, and Andrew M. Cohn	Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the SEC on March 24, 2021
10.25	Global Water Resources, Inc. 2018 Stock Option Plan*	Incorporated by reference to Annex A to the Company's Definitive Proxy Statement on Schedule 14A filed with the SEC on April 6, 2018
10.26.1	Global Water Resources, Inc. 2020 Omnibus Incentive Plan*	Incorporated by reference to Exhibit 10.10 of the Company's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2020
10.26.2	First Amendment to the Global Water Resources, Inc. 2020 Omnibus Incentive Plan*	Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the SEC on May 15, 2024
10.27.1	Loan Agreement, dated April 30, 2020, by and between Global Water Resources, Inc. and The Northern Trust Company	Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the SEC on May 6, 2020
10.27.2	Modification Agreement dated April 30, 2021, by and between Global Water Resources, Inc. and The Northern Trust Company	Incorporated by reference to Exhibit 10.5 of the Company's Quarterly Report on Form 10-Q filed with the SEC on May 6, 2021
10.27.3	Second Modification Agreement, dated July 26, 2022 by and between Global Water Resources, Inc. and The Northern Trust Company	Incorporated by reference to Exhibit 10.1 of the Company's Form 8-K filed with the SEC on July 27, 2022
10.27.4	Third Modification Agreement, dated June 28, 2023, by and between Global Water Resources, Inc. and The Northern Trust Company	Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the SEC on June 30, 2023

Exhibit Number	Description of Exhibit	Method of Filing
10.27.5	Fourth Modification Agreement, dated October 26, 2023, by and between Global Water Resources, Inc. and The Northern Trust Company	Incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed with the SEC on November 1, 2023
10.27.6	Fifth Modification Agreement, dated July 1, 2024, by and between Global Water Resources, Inc. and The Northern Trust Company	Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the SEC on July 3, 2024
10.27.7	Sixth Modification Agreement, dated April 14, 2025, by and between Global Water Resources, Inc. and The Northern Trust Company	Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the SEC on April 16, 2025
10.28	Guaranty Agreement, dated as of April 30, 2020, by Global Water, LLC	Incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed with the SEC on May 6, 2020
10.29	Guaranty Agreement, dated as of April 30, 2020, by West Maricopa Combine, LLC	Incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K filed with the SEC on May 6, 2020
10.30	Pledge and Security Agreement, dated as of April 30, 2020, by and between Global Water Resources, Inc. and U.S. Bank National Association, as collateral agent	Incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K filed with the SEC on May 6, 2020
10.31	Pledge and Security Agreement, dated as of April 30, 2020, by and between Global Water LLC and U.S. Bank National Association, as collateral agent	Incorporated by reference to Exhibit 10.5 of the Company's Current Report on Form 8-K filed with the SEC on May 6, 2020
10.32	Pledge and Security Agreement, dated as of April 30, 2020, by and between West Maricopa Combine, LLC and U.S. Bank National Association, as collateral agent	Incorporated by reference to Exhibit 10.6 of the Company's Current Report on Form 8-K filed with the SEC on May 6, 2020
10.33	Form of Restricted Stock Agreement*	Incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K filed with the SEC on May 8, 2020
10.34	Form of Restricted Stock Unit Award Agreement (general)	Incorporated by reference to Exhibit 10.36 to the Company's Annual Report on Form 10-K filed with the SEC on March 5, 2025
10.35	Form of Restricted Stock Unit Award Agreement (executive)	Incorporated by reference to Exhibit 10.37 to the Company's Annual Report on Form 10-K filed with the SEC on March 5, 2025
10.36	Guaranty Agreement, dated as of April 30, 2021, by Global Water Holdings, Inc.	Incorporated by reference to Exhibit 10.6 of the Company's Quarterly Report on Form 10-Q filed with the SEC on May 6, 2021
10.37	Pledge and Security Agreement, dated as of April 30, 2021, by and between Global Water Holdings, Inc. and The Northern Trust Company	Incorporated by reference to Exhibit 10.7 of the Company's Quarterly Report on Form 10-Q filed with the SEC on May 6, 2021
10.38	Note Purchase Agreement, dated October 26, 2023, by and between Global Water Resources, Inc. and Jackson National Life Insurance Company	Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the SEC on November 1, 2023.
10.39	Amendment No. 2 to Security Agreements, dated October 26, 2023, between and among Global Water Resources, Inc., Global Water, LLC, West Maricopa Combine, LLC, Global Water Holdings, Inc., and U.S. Bank Trust Company, National Association, in its capacity as collateral agent	Incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K filed with the SEC on November 1, 2023.
10.40	Guaranty Agreement, dated as of January 3, 2024, by Global Water, LLC	Incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed with the SEC on January 4, 2024.
10.41	Guaranty Agreement, dated as of January 3, 2024, by Global Water Holdings, Inc.	Incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K filed with the SEC on January 4, 2024.
10.42	Guaranty Agreement, dated as of January 3, 2024, by West Maricopa Combine, LLC	Incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K filed with the SEC on January 4, 2024.
10.43	Pledge and Security Agreement, dated as of January 3, 2024, by and between Global Water Resources, Inc. and U.S. Bank Trust Company, National Association, as collateral agent	Incorporated by reference to Exhibit 10.5 of the Company's Current Report on Form 8-K filed with the SEC on January 4, 2024.
10.44	Pledge and Security Agreement, dated as of January 3, 2024, by and between Global Water, LLC and U.S. Bank Trust Company, National Association, as collateral agent	Incorporated by reference to Exhibit 10.6 of the Company's Current Report on Form 8-K filed with the SEC on January 4, 2024.
10.45	Pledge and Security Agreement, dated as of January 3, 2024, by and between Global Water Holdings, Inc. And U.S. Bank Trust Company, National Association, as collateral agent	Incorporated by reference to Exhibit 10.7 of the Company's Current Report on Form 8-K filed with the SEC on January 4, 2024.
10.46	Pledge and Security Agreement, dated as of January 3, 2024, by and between West Maricopa Combine, LLC and U.S. Bank Trust Company, National Association, as collateral agent	Incorporated by reference to Exhibit 10.8 of the Company's Current Report on Form 8-K filed with the SEC on January 4, 2024.
10.47	Securities Purchase Agreement, dated September 30, 2025, by and among Global Water Resources, Inc. and the purchasers party thereto	Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the SEC on October 6, 2025.
10.48	Credit Agreement, dated December 10, 2025, by and between Global Water Resources, Inc. and CoBANK, ACB	Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the SEC on December 16, 2025.
10.49	Promissory Note, dated December 10, 2025, by and between Global Water Resources, Inc. and CoBANK, ACB	Incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed with the SEC on December 16, 2025
10.50	Guaranty Agreement, dated December 10, 2025, by Global Water, LLC	Incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K filed with the SEC on December 16, 2025

Exhibit Number	Description of Exhibit	Method of Filing
10.51	Guaranty Agreement, dated December 10, 2025, by West Maricopa Combine, LLC	Incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K filed with the SEC on December 16, 2025
10.52	Guaranty Agreement, dated December 10, 2025, by Global Water Holdings, Inc.	Incorporated by reference to Exhibit 10.5 of the Company's Current Report on Form 8-K filed with the SEC on December 16, 2025
10.53	Pledge and Security Agreement, dated December 10, 2025, by and between Global Water Resources, Inc. and U.S. Bank Trust Company, National Association, as collateral agent	Incorporated by reference to Exhibit 10.6 of the Company's Current Report on Form 8-K filed with the SEC on December 16, 2025
10.54	Pledge and Security Agreement, dated December 10, 2025, by and between Global Water, LLC and U.S. Bank Trust Company, National Association, as collateral agent	Incorporated by reference to Exhibit 10.7 of the Company's Current Report on Form 8-K filed with the SEC on December 16, 2025
10.55	Pledge and Security Agreement, dated December 10, 2025, by and between West Maricopa Combine, LLC and U.S. Bank Trust Company, National Association, as collateral agent	Incorporated by reference to Exhibit 10.8 of the Company's Current Report on Form 8-K filed with the SEC on December 16, 2025
10.56	Pledge and Security Agreement, dated December 10, 2025, by and between Global Water Holdings, Inc. and U.S. Bank Trust Company, National Association, as collateral agent	Incorporated by reference to Exhibit 10.9 of the Company's Current Report on Form 8-K filed with the SEC on December 16, 2025
14.1	Code of Ethics	Incorporated by reference to Exhibit 14.1 of the Company's Current Report on Form 8-K filed with the SEC on May 4, 2016
19	Insider Trading Policy	Incorporated by reference to Exhibit 19 to the Company's Annual Report on Form 10-K filed with the SEC on March 5, 2025
21.1	Subsidiaries of Global Water Resources, Inc.	Filed herewith
23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm	Filed herewith
24.1	Power of Attorney	See signature page hereto
31.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer	Filed herewith
31.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer	Filed herewith
32.1	Section 1350 Certification of Chief Executive Officer and Chief Financial Officer	Furnished herewith
97	Global Water Resources, Inc. Clawback Policy	Incorporated by reference to Exhibit 97 to the Company's Annual Report on Form 10-K filed with the SEC on March 7, 2024
99.1	Arizona Corporation Commission Decision No. 74364	Incorporated by reference to Exhibit 99.1 of the Company's Registration Statement on Form S-1 (File No. 333-209025) filed with the SEC on January 19, 2016
99.2	Arizona Corporation Commission Decision No. 78644	Incorporated by reference to Exhibit 99.2 to the Company's Annual Report on Form 10-K filed with the SEC on March 7, 2024
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document	Filed herewith
101.SCH	Inline XBRL Taxonomy Extension Schema Document	Filed herewith
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document	Filed herewith
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document	Filed herewith
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document	Filed herewith
101. PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document	Filed herewith
104	Cover Page Interactive Data File (formatted as Inline XBRL with applicable taxonomy extension information contained in Exhibits 101)	Filed herewith

*   Management contract or compensatory plan or arrangement.

ITEM 16.   Form 10-K Summary

None.

Signatures

Pursuant to the requirements of Section 13 or 15(d) the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Water Resources, Inc.

Date: March 4, 2026   By: /s/ Ron L. Fleming

Ron L. Fleming

President, Chief Executive Officer and Chairman of the Board

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ron L. Fleming and Michael J. Liebman, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he or she might or could do in person hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Ron L. Fleming Ron L. Fleming	President, Chief Executive Officer, and Chairman of the Board (Principal Executive Officer)	March 4, 2026
/s/ Michael J. Liebman Michael J. Liebman	Chief Financial Officer and Corporate Secretary (Principal Financial and Accounting Officer)	March 4, 2026
/s/ Jonathan L. Levine Jonathan L. Levine	Director	March 4, 2026
/s/ Richard M. Alexander Richard M. Alexander	Lead Independent Director	March 4, 2026
/s/ Andrew M. Cohn Andrew M. Cohn	Director	March 4, 2026
/s/ Christa Steele Christa Steele	Director	March 4, 2026
/s/ Brett Huckelbridge Brett Huckelbridge	Director	March 4, 2026
/s/ David Rousseau David Rousseau	Director	March 4, 2026

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BOARD OF DIRECTORS

Ron L. Fleming
Chairman of the Board,
President, and Chief Executive Officer
Phoenix, Arizona, USA

Richard M. Alexander
Lead Independent Director
Calgary, Alberta, Canada

Andrew M. Cohn
Director
Phoenix, Arizona, USA

Brett Huckelbridge
Director
Phoenix, Arizona, USA

Jonathan L. Levine
Director
Phoenix, Arizona, USA

David Rousseau
Director
Phoenix, Arizona, USA

Christa Steele
Director
Scottsdale, Arizona, USA

EXECUTIVE OFFICERS & SENIOR MANAGEMENT

Ron L. Fleming
President, Chief Executive Officer and Chairman of the Board

Mike Liebman
Senior Vice President and Chief Financial Officer

Christopher D. Krygier
Chief Operating Officer

Robert J. Kuta
EVP of Engineering and Environmental Resources

Jake Lenderking
Senior Vice President, Water Resources

Jonathan C. Corwin
Vice President and General Manager

Steven Brill
Vice President, IT Operations and Security

Kyle Upchurch
Controller

INVESTOR INFORMATION

Ronald Both
Encore Investor Relations
949.432.7450
GWRS@encore-ir.com

Stock Exchange Listings
NASDAQ
Stock symbol: GWRS

Transfer Agent & Registrar
Broadridge Corporate Issuer Solutions
51 Mercedes Way
Edgewood, NY 11717

Global Water Resources, Inc.
21410 N 19th Avenue, Suite 220
Phoenix, AZ 85027 USA
GWResources.com